15


08001173

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie Generale des Etablissements

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAR 14 2008

**NEW ADDRESS

BEST AVAILABLE COPY

THOMSON FINANCIAL

FILE NO. 82- 02354 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 3/11/08



February 29, 2008

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

12-31-07
AR/S

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on February 15, 2008.
- Press Release dated February 15, 2008.
- 2007 Highlights.
- 2007 Results.
- 2007 Michelin North America Supplement, Michelin Performance and Responsibility.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000



Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on February 15, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,998,338 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2007	2006
From January 1 through March 31	4,200	3,980
From April 1 through June 30	4,202	4,043
From July 1 through September 30	4,184	4,081
From October 1 through December 31	4,281	4,280
Total January 1 through December 31	16,867	16,384

SEC File #82-3354

PRESS RELEASE

Clermont-Ferrand, February 15, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

2007 RESULTS

MICHELIN ANNOUNCES A SIGNIFICANTLY IMPROVED 2007 OPERATING MARGIN BEFORE NON-RECURRING ITEMS, UP 1.6 POINT AT 9.8%[1]

MORE THAN EUR 430 MILLION FREE CASH FLOW, SHARPLY UP VERSUS 2006

NET INCOME UP 35% YEAR-ON-YEAR TO EUR 772 MILLION

- **Sustained sales volume growth: + 3.2%,**
- **Significant restructuring charges: EUR 326 million,**
- **Gearing down substantially: posting a 19-point improvement at 70%,**
- **A 10.3% dividend increase to EUR 1.60 per share will be recommended to the Annual Shareholders Meeting on May 16, 2008.**

[1] 10.2% excluding EUR 74 million one-off expenses in connection with application of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, voted in December 2007.

IFRS (in EUR million)*	December 31, 2007	2007 / 2006 Change
Sales	**16,867**	+ 3.0%
At constant scope and exchange rates		+ 6.5%
Sales volumes		+ 3.2%
Operating income before non-recurring income and expenses	**1,645**	+ 22.9%
Operating margin before non-recurring income and expenses	**9.8%**	+ 1.6 pt
RS1 (Passenger car and Light truck & related distribution)	**9.2%**	+ 1.0 pt
RS2 (Truck & related distribution)	**7.6%**	+ 1.0 pt
RS3 (Specialty businesses)	**17.8%**	+ 5.4 pts
Operating income	**1,319**	+ 17.9%
Operating margin	**7.8%**	+ 1.0 pt
Net income	**772**	+ 34.7%
Net income attributable to Shareholders	**774**	+35.3 %
Net financial debt	**3,714**	- 11.1 %
Gearing	**70%**	(19-point improvement)
Free Cash Flow	**+ 433**	EUR + 472 million

*Consolidated financial statements at December 31, 2007 have been prepared in accordance with the rules and methods of the International Financial Reporting Standard (IFRS).


MICHELIN
A better way forward

The Group's gross margin posted further substantial progress, up 1 point to 29.9%, due in particular to better valorization of its products and to productivity gains. The combination of these factors together with further structure cost savings pushed the operating margin before non recurring items up 1.6 point to 9.8%. Excluding one-off EUR 74 million expenses in connection with impact of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, operating margin before non-recurring income and expenses would have reached 10.2%, up 2 points year-on-year. Net income was up approximately 35% despite EUR 326 million non-recurring expenses in connection with important restructuring activities announced and/or conducted during the reporting period.

Mr Michel Rollier, Managing Partner, stated: "In an environment where overall demand was supportive and where the impact of raw material cost increases was limited, Michelin achieved a fine operating performance in 2007; and this translated into a return to growth after two rather lean years: almost all operations, although at times curbed by saturated Group production capacity, posted healthy sales volume growth. Michelin further improved its results and financial structure. The *2010 Horizon* plan is yielding its first fruit and further significant progress has yet to be achieved. Michelin is starting 2008 with a healthy and robust situation and is well armed to deal with a challenging environment marked by multiple uncertainties. With the remarkable turnaround of free cash flow, we will be in a position to forge ahead with our development, while simultaneously strengthening our financial independence: this is yet another good sign for the future of Michelin."

Outlook for 2008

- **Michelin expects tire markets to be driven by the dynamics of the emerging countries.**

2008 Estimated Tire Market Trends	Europe	North America	South America	Asia	Africa Middle East	Total
Passenger Car/Light Truck Original Equipment	+1%	-4.5%	+3%	+8%	+14%	**+ 1.5%**
Passenger Car/Light Truck Replacement	+1.5%	+1%	+4%	+5%	+4%	**+3%**
Original Equipment Truck**	+9%*	-0.5%	+14%	+15%	+4%	**+ 8.5%**
Replacement Truck**	+2%*	-4%	+6%	+8%	+4%	**+ 3.5%**

* Excluding Russia ** Radial only

- **Moreover, for the full year 2008, the further price increase in natural rubber and oil derivatives (used in tire manufacturing) recorded in the second half 2007 could translate into an estimated EUR 200 million additional burden at current exchange rates.**
- **Against this background, Michelin will pursue its pricing policy aimed at offsetting the negative impact of raw material cost increases and will continue its drive to improve competitiveness through productivity gains and streamlined structure costs.**

In these conditions, and provided there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008.


MICHELIN
A better way forward

Detailed Review of 2007 Operations and Results

2007 Tire Market Changes

	Europe	North America	South America	Asia	Africa / Middle East	Total
Original Equipment Passenger Car/ Light ruck	+ 4.5%	- 1.8%	+ 20%	+ 8.1%	+ 3.4%	+ 5.0%
Replacement Passenger Car/Light Truck	- 1.6%	+ 3.0%	+ 3.3%	+ 2.8%	+ 3.3%	+ 1.4%
Original Equipment Truck**	+ 18.6%*	- 32.0%	+ 27.3%	+ 14.9%	- 0.5%	- 1.4%
Replacement Truck**	+ 2.8%*	- 2.0%	+ 14.8%	+ 11.4%	+ 5.4%	+ 5.8%

* Excluding Russia ** Radial only

- Europe:
  - Passenger Car and Light Truck
    - After two rather lean years, a strong **original equipment** tire market rebound occurred, underpinned by an improvement in sales performance recorded by most European carmakers;
    - **Replacement:** the vigorous Eastern Europe market (up +5.8%) growth could not fully offset the - 3.6% decline recorded in Western Europe, owing, in particular, to a drop in winter tire sales.
  - Truck and Bus
    - **Original equipment** markets were up sharply, accelerating in the 3rd and 4th quarters 2007: demand was particularly strong in Eastern Europe (+50%), and in Germany and Spain. High truck export levels to other regions further fueled market growth;
    - **Replacement** markets were globally trending up, but slackened slightly toward the year-end. Eastern European markets posted a sharp growth of nearly 9%.
- North America:
  - Passenger Car and Light Truck
    - Although recovering somewhat toward the end of the year, the **original equipment** tire market remained weak in 2007, reflecting the difficulties generally faced by North America's automotive industry;
    - **Replacement** market growth was comparable in the United States, Canada and Mexico; the segment mix was further enriched despite the growing market share of Asian imports.
  - Truck and Bus
    - The sharp decline of **original equipment** tire markets recorded in the first half of 2007 (- 24.6%) in fact accelerated in the second half as demand was dampened by the poor economic environment;
    - The **replacement** market was depressed for the second straight year with weak freight due to a bearish environment and poor visibility. Note that demand for Asian tire imports clearly slumped.
- Asia:
  - Passenger Car and Light Truck

    The region posted overall growth, although trends varied from country to country:
    - in Japan, demand was down almost 5% as the winter season was mediocre,
    - further sustained growth recorded in China and India, up +20% and +10% respectively, reflected a fast increase in living standards.


MICHELIN
A better way forward

- Truck and Bus

  Radial tire markets were fast expanding throughout the region, reflecting dynamic local economies; Japan was a different case with slightly declining demand.

- South America posted high growth in both the truck and the original equipment passenger car and light truck markets, driven by a dynamic agri-foods sector and much wider access to bank loans.

- In Africa and the Middle East, demand posted healthy trends, particularly in the Gulf countries, Turkey and South Africa.

Consolidated Group net sales rose 3.0% year-on-year (+ 6.5% at constant exchange rates):

- + 3.2 % strongly positive **volume** effect
  - Very satisfactory increase in Passenger Car and Light Truck tire sales volume in 2007, after several years of modest growth; in the Replacement segment, all regions posted substantial growth; the sales performance was particularly strong in Africa and the Middle East.
  - Benefiting from rather supportive markets, Truck tire sales volumes posted sharp progress; the Group consolidated its commercial performance in a dramatically declining North American market.
  - Specialty tire sales volumes recorded strong growth across all segments.
- The **price-mix** effect remained a high + 3.2% at constant exchange rates
  - There was a stronger impact at the beginning of 2007 due to price increases at the end of 2006. In contrast, the 4th quarter 2007 impact was weaker as the bulk of price increases had occurred in the 4th quarter 2006.
  - Note, however, that the price increases passed in the Passenger car and Light truck original equipment segment were not sufficient to fully offset the successive raw material price increases recorded in the last four years.
  - Further enrichment of the brand and segment mixes.
- - 3.3 % strongly negative impact of **exchange rates**
  - -8.3% (U.S. dollar), -8.5% (Mexican peso) and -9.4% (Japanese yen) depreciation versus the euro at average rates.

Group operating margin before non-recurring items was 9.8%, up 1.6 point year-on-year.
At EUR 1,645 million, operating income before non-recurring items rose 22.9%.

The EUR 307 million improvement in operating income before non-recurring items breaks down as follows:

- EUR +200 million reflecting sales volume increase;
- EUR +548 million resulting from a sustained strong price mix effect;
- EUR -217 million exchange rate impact, chiefly due to the depreciation of the U.S. dollar versus the euro;
- EUR - 82 million additional expenses, chiefly accounted for by an EUR 74 million one-off expenses under the new French Social Security Law adopted at the end of 2007; the Group's productivity gains enabled it to nearly offset payroll inflation, a controlled increase in selling expenses as well as a number of one-off expenses arising from implementation of the Group's competitiveness plan;
- EUR -142 million resulting from external cost inflation, including EUR 72 million for raw materials alone and EUR 32 million for energy and transportation.


MICHELIN
A better way forward

Net income up a sharp 34.7% to EUR 772 million

The EUR 199 million year-on-year net income increase mainly resulted from the following changes:

- + EUR 307 million improvement of operating income before non-recurring items;
- an additional EUR 106 million restructuring charge versus 2006 with respect to EUR 326 million booked in 2007 under the following plans:
    - EUR 62 million for the specialization of the Ota plant,
    - the Group's Competitiveness Plan:
        - EUR 120 million in France
        - EUR 144 million in Spain

    This amount compares with EUR 220 million last year, with respect to:
        - the closing of the BFGoodrich plant in Kitchener, Canada
        - wind up of industrial operations at the Port Harcourt plant, Nigeria;
- *net financial expenses were up EUR 84 million after the Group recorded EUR 114 million* capital gains in 2006 from the sale of its holding in PSA Peugeot-Citroën.
- A lower income tax (EUR -70 million), significantly reducing the Group's average tax rate, resulting in particular from recognition of an EUR 39 million tax credit for financial year 2007 in Poland.

At EUR 433 million, free cash flow rose significantly by more than EUR 470 million, reflecting:

- EBITDA[1] up significantly: EUR + 259 million globally in line with improved operating income before non-recurring items;
- the sharp improvement in working capital requirement which enabled a positive contribution to free cash flow
    - Very substantial improvement in inventory levels with year-on-year inventory growth reduced by half (EUR +132 million versus EUR +252 million in 2006) through further supply chain management improvements;
    - Very positive contribution of change in net trade receivables: down EUR 229 million in 2007, compared to a EUR 61 million increase in 2006. This improvement, which resulted in particular from tighter monitoring of settlement terms, was all the more notable as it was achieved in the context of a 3% increase in net sales for the reporting period.
- EUR + 200 million additional investment cash flow utilization:
    - acquisition of Oliver Rubber in the United States for approximately EUR 50 million;
    - in 2006 the Group benefited from an increase in its financial investment cash flow after it collected EUR 139 million from the sale of its holding in PSA Peugeot Citroën.

At EUR 1,340 million, the Group's capital expenditure (Gross Property, Plant & Equipment and intangible investments) was slightly down versus 2006.

[1] Earnings Before Interest, Tax, Depreciation and Amortization


MICHELIN
A better way forward

The Group further strengthened its financial structure: Gearing reached 70% for the reporting period, posting a 19-point improvement versus December 31, 2006

- Net debt EUR - 464 million, including:
  - EUR -433 million: positive free cash flow;
  - EUR +215 million dividends paid in May 2007;
  - EUR -107 million: negative impact on debt of currency conversion, in particular due to U.S. dollar depreciation versus the euro (-10.7%) between year-end 2006 and year-end 2007;
  - EUR -97 million: for the equity component of the OCEANE bond issue in March 2007 (convertible in, or exchangeable for new or existing shares) which is the difference between:
    - the net EUR 694 million cash amount collected and
    - the value discounted at market rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.
  - EUR -55 million: reduction in put option commitments to certain minority shareholders in Group subsidiaries.


MICHELIN
A better way forward

Segment Information

	Net Sales			Operating income before non-recurring items		Operating Margin before non-recurring items	
	2007			2007		2007	2006
	(in EUR million)	as a % of total	2007 / 2006	(in EUR million)	as a % of total		
RS1 (Passenger Car and Light Tuck & Related Distribution)	9,041	54%	+ 0.6%	830	50%	9.2%	8.2%
RS2 (Truck & Related Distribution)	5,639	33%	+ 4.1%	427	26%	7.6%	6.6%
RS3 (Specialty Businesses)	2,187	13%	+ 10.7%	388	24%	17.8%	12.4%
Group	16,867	100%	+ 3.0%	1,645	100%	9.8%	8.2%

Passenger car and Light truck tires & related distribution (RS1:) benefiting from further mix enrichment and streamlined production costs, operating margin before non-recurring items rose 1.0 point versus 2006 at 9.2%.

This good performance was achieved thanks to:

- a very satisfactory increase in tire sales volume, after several years of modest growth;
- a very favorable price effect resulting from the full impact in 2007 of the price increases implemented throughout 2006;
- further significant brand and segment mix enrichment. The Michelin brand further strengthened its positions in the world's largest markets; at the same time, the Group further leveraged the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- fairly stable raw material costs versus 2006;
- streamlined production costs (excluding the impact of raw materials), resulting mainly from productivity gains.

This should be seen in the light of:

- mixed performance in North America with some concern with supply chain tensions;
- weak winter sales campaign in Europe and Japan;
- strongly negative currency impact.


MICHELIN
A better way forward

Truck tire & related distribution (SR2): at 7.6%, operating margin was up 1.0 point, driven by strong sales volume and significant unit sales price increases.

This improvement was due to:

- strong sales volume growth throughout the world except for North America, where Michelin further strengthened its positions in depressed markets. Note Michelin's strong performance in China;
- the continued highly favorable price effect, resulting from the multiple price increases implemented in 2006 and in the first half 2007 in almost all regions;

Nevertheless:

- the currency impact adversely affected the segment's profitability.

Note that the Group's industrial capacity was stretched and it was not always able to fully satisfy demand.

Specialty Operations (RS3): at 17.8% versus 12.4% in 2006, operating margin posted a further substantial increase

- Specialty operations took place in globally supportive environments, with the notable exception of the construction industry in the United States, down 25% year-on-year.
- Michelin strengthened its positions in most markets, thanks to:
  - a tailored product offering with acknowledged customer benefits
  - enhanced supply chain performance.
- The price increases passed in 2006 and 2007 translated into substantial unit price increases.
- The segment also enjoyed increased profitability through its industrial capacity rationalization process.

*

* *

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Compagnie Générale des Etablissements Michelin (CGEM) posted EUR 278 million profits for 2007.

The financial statements were presented to the Supervisory Board on February 11, 2008.

The Group's Managing Partners will convene an Annual Shareholders Meeting on Friday May 16, 2008 at 9:00 a.m. in Clermont-Ferrand.

The Managing Partners will recommend to the shareholders a EUR 1.60 dividend per share, up 10.3%.


MICHELIN
A better way forward

The 2007 results will be presented to the press at a conference on Friday February 15, 2008 at 8:30 a.m. held at Maison des Arts et Métiers, 9 bis, avenue d'Iéna, Paris 8ème.

An analyst and investor presentation will also take place at Maison des Arts et Métiers, on the same day at 10:30 a.m.

Finally, a conference call will be held in English on Friday 15, 2008 at 4:00 p.m. Paris time (3:00 p.m. GMT). If you wish to attend, please dial one of the following numbers beginning at 3:50 p.m.:

- From France 01 72 26 01 28
- From the United Kingdom 0161 601 8912
- From the U.S.A. 1 866 907 5925
- From other locations + 44 161 601 8912

Refer to the "Finance" section of the www.michelin.com/corporate site for practical information concerning the conference call.

For more detail on Michelin's 2007 results, please refer to the www.michelin.com/corporate website, dial + 33 (0)1 45 66 16 15, send an e-mail inquiry to « investor-relations@fr.michelin.com » or write to the Investor Relations Department.

For more information on tire markets and on the company, please download Michelin's Factbook 2008 from our website: www.michelin.com/corporate ("Finance" section).

*

* *

The first quarter report (ending on March 31, 2008) will be published on April 28, 2008 after closing of Paris Euronext.

Contacts

Investor Relations:	**Press relations**
Christophe Mazel: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 24 53 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques Philippe Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	**Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


MICHELIN
A better way forward

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Year ended 31 December 2007	Year ended 31 December 2006
Sales	**16,867**	**16,384**
Cost of sales	(11,817)	(11,653)
Gross income	**5,050**	**4,731**
Sales and marketing expenses	(1,803)	(1,799)
Research and development expenses	(571)	(591)
General and administrative expenses	(937)	(965)
Other operating income and expenses	(94)	(38)
Operating income before non-recurring income and expenses	**1,645**	**1,338**
Non-recurring expenses	(326)	(220)
Operating income	**1,319**	**1,118**
Cost of net debt	(294)	(315)
Other financial income and expenses	29	135
Share of profit/(loss) from associates	17	4
Income before taxes	**1,071**	**942**
Income tax	(299)	(369)
Net income	**772**	**573**
• Attributable to Shareholders	774	572
• Attributable to non-controlling interests	(2)	1
Earnings per share (in euros)		
• Basic	5.32	3.95
• Diluted	5.22	3.94


MICHELIN
A better way forward

CONSOLIDATED BALANCE SHEET

(in EUR million)	31 December 2007	31 December 2006
Goodwill	401	438
Other intangible assets	200	181
Property, plant and equipment (PP&E)	7,124	6,848
Non-current financial assets and other assets	452	449
Investments in associates and joint ventures	62	71
Deferred tax assets	926	1,005
Non-current assets	**9,165**	**8,992**
Inventories	3,353	3,342
Trade receivables	2,993	3,237
Current financial assets	35	79
Other current assets	573	544
Cash and cash equivalents	330	680
Current assets	**7,284**	**7,882**
TOTAL ASSETS	**16,449**	**16,874**
Share capital	288	287
Share premiums	1,885	1,863
Reserves	3,109	2,527
Non-controlling interests	8	11
Total equity	**5,290**	**4,688**
Non-current financial liabilities	2,925	2,736
Employee benefits	2,567	2,730
Provisions and other non-current liabilities	895	818
Deferred tax liabilities	61	58
Non-current liabilities	**6,448**	**6,342**
Current financial liabilities	1,145	2,157
Trade payables	1,642	1,776
Other current liabilities	1,924	1,911
Current liabilities	**4,711**	**5,844**
TOTAL LIABILITIES AND EQUITY	**16,449**	**16,874**


MICHELIN
A better way forward

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Net income	**772**	**573**
EBITDA adjustments		
– Cost of net debt	294	315
– Other financial income and expenses	(29)	(135)
– Income tax	299	369
– Amortization, depreciation and impairment of intangible assets and PP&E	823	871
– Non-recurring income and expenses	326	220
– Share of loss/(profit) from associates	(17)	(4)
EBITDA before non-recurring income and expenses	**2,468**	**2,209**
Non-cash other income and expenses	(26)	(75)
Change in provisions, including employee benefits	(175)	(229)
Net finance costs paid	(277)	(311)
Income tax paid	(294)	(182)
Change in value of working capital, net of impairments	166	(221)
Cash flows from operating activities	**1,862**	**1,191**
Purchases of intangible assets and PP&E	(1,484)	(1,379)
Proceeds from sale of intangible assets and PP&E	106	102
Acquisitions of consolidated shareholdings, net of cash acquired	(106)	(41)
Proceeds from sale of consolidated shareholdings, net of cash disposed	-	(3)
Purchases of available-for-sale investments	(5)	(60)
Proceeds from sale of available-for-sale investments	19	146
Change in value of other financial assets	41	5
Cash flows from investing activities	**(1,429)**	**(1,230)**
Proceeds from issuance of shares	14	11
Dividends paid to Shareholders	(208)	(193)
Other allocations	(7)	(12)
Proceeds of the issuance of convertible bonds	694	-
Change in value of financial liabilities	(1,262)	311
Other	(5)	5
Cash flows from financing activities	**(774)**	**122**
Effect of the change of currency rates	**(9)**	**(14)**
Increase / (decrease) of cash and cash equivalents	**(350)**	**69**
Cash and cash equivalents as at 1 January	**680**	**611**
Cash and cash equivalents as at 31 December	**330**	**680**


MICHELIN
A better way forward

SEC File #82-3354



2007 Highlights


MICHELIN
A better way forward

Strategy - Acquisitions - Partnerships

Europe: Pursuit of the Competitiveness Improvement Plan

On October 3, 2007 Michelin announced further measures to strengthen the Group's productivity in Western Europe:

In Spain, Michelin announced a 2008-2011 plan to modernize and reorganize its production, along with a EUR 320 million investment.

- The Lasarte plant will specialize to become a world-class high-performance motorcycle tire facility. The site's Passenger car tire production will conclude at the end of 2008, as its processes and size are no longer adapted for this activity. EUR 50 million will be spent to modernize the site;
- The Vitoria plant will increase its Passenger car and Earthmover tire production;
- The Aranda plant will specialize in the production of the new Michelin Durable Technologies Truck tire range; and
- The Valladolid plant will expand its Passenger car and Agricultural tire production and Truck tire retreading activities. Mold production operations will be outsourced.

The project's restructuring costs amounted to EUR 144 million.
Michelin is committed to either finding other posts or providing early retirement for the employees affected by these measures.



In France, Michelin presented a project to cease production in the Toul plant in 2009. This plant, which produces middle-of-the-range tires, is no longer competitive as its production costs are more than 50% higher than that of its competitors. The project's restructuring costs amounted to EUR 120 million.

Germany: Agreement Concerning the Future of Michelin's Production Sites

On June 25, 2007 Michelin Germany and its industrial partners concluded an agreement through 2012 to provide for significant productivity and competitiveness improvements of Michelin's German-based production sites.
Under the agreement, Michelin is committed to a EUR 250 million investment during 2007-2012 to modernize its 4 German plants, while employees will raise their weekly- working time from 37.5 hours to 39 hours, without extra pay.

Transfer to Arques of the Woco Michelin AVS Joint Venture

Further to Michelin's joint decision in September 2007 with its partner Woco to transfer its stake in the Woco Michelin AVS (anti-Vibration System) joint venture to independent investors, the equity investment company Arques will acquire the joint venture, which specializes in anti-vibration systems for the automotive industry.
By transferring its minority interest in the joint-venture set up in 2000 with Woco, Michelin is further focusing on its core operations.

Canada: the Bridgewater and Pictou sites invest in productivity improvements.

The Canadian province of Nova Scotia and Michelin North America (Canada) Inc. announced on July 4, 2007, a CAD 50 million investment project to modernize and increase tire production capacity at the Michelin Bridgewater plant. Michelin is investing CAD 44 million and the province is investing up to CAD 6 million toward the project. The expansion addresses the need for greater flexibility and will enable the plant to produce complex tire designs, as well as deliver larger tires for passenger cars and light trucks. The project, which is due to be completed in 2009, will also improve the plant's productivity and reduce its costs in order to remain competitive in an increasingly challenging environment.

In November 2007 Michelin also announced a CAD 4.2 million investment aimed at making the Pictou plant more flexible and productive.

Mexico: Project to Build a Second Tire Plant in Mexico

Michelin plans to invest up to USD 740 million by 2014 to build a second Passenger car and Light truck tire plant in Mexico, the world's ninth largest tire market. Construction of the plant, to be located in the state of Guanajuato, is expected to begin in late 2008 with production startup in 2010. The site will produce Michelin® brand tires (including SUV and high-performance tires). The new plant's production will help meet growing demand for Michelin tires in Mexico and across North America.

United States: Industrial Optimization Measures

Michelin North America has consolidated its Mogadore (Ohio) production capacities with its BFGoodrich, Tuscaloosa (Alabama) plant. The decision resulted from Michelin's emphasis on reducing production costs while continuing to provide its customers with quality products. The consolidation leverages the economies of scale for the long term and the supply chain flows and synergies existing between the two plants.

The Mogadore plant, which employed 70 wage and salaried people, produced short runs of specialty tires including BFGoodrich competition and rock crawling tires. The production transfer started in July and was completed at the end of October 2007, when all production operations ceased at the Mogadore site. A severance package including outplacement support was offered to all of the employees affected.

The Tuscaloosa plant currently employs approximately 1,300 people and manufactures BFGoodrich brand Passenger car and Light truck tires.

Michelin further invests in its US South Carolina manufacturing sites.


MICHELIN
Spartanburg
Manufacturing
Welcome

Michelin announced in early August that it will invest USD 350 million over four years to expand and modernize its main facilities in South Carolina:

- Anderson County: increased production of semi-finished materials and modernization of current equipment at Michelin's Sandy Springs and Starr plants;
- Greenville County: improvements to the tire building facilities;
- Lexington County: modernization of equipment at the passenger car and light truck tire plant and increased Earthmover tire production capacity; and
- Spartanburg County: increased production of X One® wide single and military tire production.

Expansion began in summer 2007 to meet the growing demand for Michelin tires across several product lines.

Retreading: Acquisition of Oliver Rubber Co.

In October, Michelin North America signed an agreement to acquire Oliver Rubber Company, a subsidiary of Cooper Tire & Rubber Company for 69 million USD. Oliver produces tread rubber and retreading equipment.

The acquisition enables Michelin to extend its reach in the growing commercial retreading market. In 2005 Michelin announced a major expansion of its tread manufacturing facility in Covington, Georgia and, more recently (July 9, 2007), the opening of a new tread manufacturing facility in Mexico.

Japan: the Ota Plant to Specialize

Michelin has decided to specialize production at its Ota tire manufacturing plant in order to respond more effectively to the highly specific needs and technological requirements of the Japanese market. The Group will focus on complex products such as the Michelin X Ice tire, specifically designed for the local market. The move will enable it to deliver the best solutions to cater to the needs of its Japanese Original Equipment and Replacement market customers.

The Ota factory will therefore cease its export production (which accounts for around 60% of its current production) and will adjust its production capacity accordingly.

The Ota facilities will also provide support for Michelin's R&D center in Asia.

The impact of this adjustment on Group financial statements translated into a EUR 62 million non-recurring expense.


MICHELIN
ミシュラン

Major Development Projects in China

During Challenge Bibendum, held in Shanghai in November, Michelin announced a decision to more than double the Truck tire production capacity of its Shenyang plant by 2010 in order to satisfy sharply growing local demand. In addition, Michelin is planning to expand its Passenger Car and Light Truck tire production capacity in China.


MICHELIN

Products - Services - Innovations

Passenger Car and Light Truck Tires and Related Distribution

Michelin's New Energy Saver tire helps protect the environment.

Michelin presented the latest addition to its Energy tire range, the Michelin Energy Saver, at the Frankfurt International Show in September. The technology used to build this tire delivers 20% lower rolling resistance and a 0.2 liter fuel saving per 100 km in both city and highway driving combined, or 4g of CO_2 per km. Over a vehicle's life, this amounts to an average of 1 metric tonne of CO_2 which is not released into the atmosphere.

The new Michelin Energy Saver tire has been chosen as the original equipment for all new Peugeot 308 cars (engine power 1.6 HDi, 90 & 110 hp). The new tire will be available in the replacement market in early 2008.


ENERGY

Michelin Latitude: A New Range of SUV Tires

Michelin showcased its new family of SUV tires at the 77th Geneva Motor Show (March 8-18, 2007). The new range, called Latitude, delivers a comprehensive solution that covers all SUV uses:

- For the summer SUV tire segment, **Michelin Latitude Sport** (for highest performance SUVs driven on roads and for leisure applications, developed jointly with Porsche) and **Michelin Latitude Tour HP** (designed for a wide range of vehicles, versatile and compact SUVs through to the more exclusive models mainly driven on roads);
- For the winter tire segment, **Michelin Latitude Alpin** (high-performance tire), **Michelin Latitude X-Ice North** (studded tire for Nordic extreme conditions) and **Michelin Latitude X-Ice** (the unstudded tire designed for driving on ice and snow for a more comfortable ride).

Michelin Topped J.D. Power's Survey

- Michelin's Passenger car and Light truck tires scored highest in all four segments of the J.D. Power and Associates 2007 Original Equipment Tire Customer Satisfaction Study **in the United States:** Luxury/Sport and SUV (for the fourth year running), Pick-up/Full-size Van (for the third year running) and Mass market/Non-luxury of the range. BFGoodrich came second in the Pick-up/Full size van category.
- In **Japan,** Michelin's **Passenger car and Light truck original equipment tires** topped the consumer satisfaction survey conducted by J.D. Power Asia Pacific in three of the four vehicle segments of the survey. Michelin was ranked first in the compact car, passenger car and SUV segments. The users were asked to assess four performance factors: appearance, traction/handling, reliability/durability and ride/quietness of the original equipment tires fitted on their vehicles.

And, for the fourth year in a row, Michelin topped the **winter tire** survey which measures car driver satisfaction based on the following factors: tire performance in snow-covered and icy road conditions as well as regular road conditions and tire appearance and quality/durability.

- **In South Africa** as well, Michelin tires were ranked highest by new car owners according to the latest J.D. Power survey conducted in the country.

Europe: Michelin Tires Rewarded for Reliability and Durability

Michelin received the Frost & Sullivan Customer Choice Award for Brand Offering 2007, in the "Safe and Durable Tire" and "Best Overall Tire Brand" categories.

The award was based on a study called "Voice of the Customer Study on Driving Dynamics", covering 2,000 people in Germany, Spain, France, Italy and the UK. The Michelin brand topped the survey in all five markets surveyed. Customers also consider Michelin to be Europe's most innovative tire manufacturer.

New Michelin Primacy Alpin topped overall winter tire ranking.

Michelin Primacy Alpin was awarded the highest distinction ? a "Highly Recommendable" rating by ADAC (Allgemeiner Deutscher Automobil Club), Europe's largest automobile club. The tests covered 16 different tire brands of the 205/55 R 16 H size.

The tires were tested for their grip on snow and ice-covered roads as well as on wet and dry pavement. Tire durability was also measured, and in this category, the Michelin Primacy Alpin tire received the highest absolute score, ahead of all competitors.



China: 400th TyrePlus shop opened.

In April 2007, the 400th (and largest) TyrePlus distribution and service center was opened between Beijing and Tianjin. The first sales location was opened in Shanghai in 2003. The TyrePlus network expects to further expand at a pace of 100 new centers per year.

In addition to tire-related activities (multiple brand retailing, mounting, balancing etc.), TyrePlus centers deliver a full range of services including quick car checks, sale of lubricants, batteries etc.

Michelin Pilot Sport Cup+ Certified for BMW M3

The Michelin Pilot Sport Cup + tire has been certified for the new BMW M3. The tire is Michelin's top-of-the- line sports tire. Developed for track racing (at high speeds) it also meets all the requirement of public highway driving, as evidenced by the DOT marking on the sidewall.

This tire was developed through a combination of two high-tech components. To optimize grip in wet driving, the inside shoulder, which is subject to very high stress in these conditions, has a strong silica content. To optimize grip on dry surfaces, the outer shoulder, which is subject to high stress in these conditions, has high carbon black contents. Michelin's ability to combine technologies that are normally incompatible is what makes the Michelin Pilot Sport Cup+ truly innovative.

Spain: Michelin Primacy HP Rewarded

In the Passenger car tire category, the magazine "Neumáticos y Mecánica Rápida" elected Michelin Primacy HP "Tire of Spain 2007" for its ability to combine outstanding safety and longevity.

BFGoodrich Winter Tire Range Expanded

The BFGoodrich winter passenger car tire range was expanded with the launch of a studded tire: the BFGoodrich g-Force, available in eight sizes from 13 to 16 inches is Q-rated (160km/h). The offering covers 70% of the Scandinavian and Russian markets

Michelin Primacy HP Certifiedor 13 New Cars

One year after its commercial launch, the Michelin Primacy HP tire was certified for 13 new cars in 2007, ranging from executive and touring sedans, to minivans and sports coupes. Every major vehicle category in the 2007 market featured models equipped with the tire. The Michelin Primacy HP is fitted as original equipment on the Audi A3, A4 and TT, the Citroën Picasso, the Ford Mondeo and Galaxy, the Kia Cee'd and Opirus, the Lexus GS, the Peugeot 607, the Renault Laguna, the Toyota Auris and the Volvo S80.

It owes its success to its outstanding performance in terms of safety, longevity (+25% versus direct competition) and environmental performance.

United States: Lexus / Michelin Partnership

Lexus and Michelin went one step further in their partnership through a joint Internet site: www.lexusdrives.com. The site, designed specifically for Lexus vehicle owners, offers detailed directions and practical information on several driving tours across the United States.

All the routes are managed and supplied by Michelin, based on its world renowned Michelin travel guides. In addition, the site offers tire-related advice (purchases, balancing, pressure, etc.), as well as a tire selector.

North America: Michelin Rewarded by Honda

In April 2007, during its annual Suppliers Day, Honda awarded Michelin two prizes: one for the quality of its tires and one for supply chain performance. Out of the 13 suppliers recognized (and Honda has more than one hundred in North America), Michelin was the only tire manufacturer.

Michelin X-Ice and X-Ice North recognized

The Michelin X-Ice and Michelin X-Ice North (175/65R14) tires topped Za Roulem's (Russia's principal automotive magazine) winter tire tests.

The Michelin X-Ice tire was ranked first in the unstudded tire category, featuring the best acceleration on ice, best lateral grip on ice and best versatility.

The Michelin X-Ice North tire topped the studded tire category for grip on ice and snow and for road stability.


MICHELIN

Launch of the MICHELIN X Energy 315/60 R 22.5 XF tire

Available in Europe as Original Equipment starting February 2007, the Michelin X Energy 315/60 R 22.5 XF is the first Michelin Durable Technologies tire specifically designed for steer axles.
The 315/60 tire will carry 7.5 metric tonnes per axle (400 kg more than the previous tire of that size). This new member of the Energy range delivers outstanding fuel efficiency (improvement estimated at up to 190 liters/year versus Michelin 315/60 XZA2 Energy). In addition, it is regroovable and retreadable. Finally, it also delivers 5% more grip than the tire it replaces, owing to a more uniform contact patch.

North American launch of the New MICHELIN XDA5 Tire

In August 2007, Michelin North America launched the Michelin XDA5 drive axle tire, featuring an extra-wide tread for superior stability and mileage performance. A member of the Michelin Durable Technologies family, the Michelin XDA5 self-regenerating tire tread pattern delivers 30% or more longevity. The tire also benefits from Matrix siping technology for optimum grip on dry and slippery surfaces: The 3D Matrix sipes lock together in all directions for the stability normally associated with solid tread blocks.
Michelin marked the XDA5 tire's entrance into the marketplace with a mileage guarantee. Details regarding the guarantee program are available at www.michelintruck.com.



Michelin X One MaxiTrailer Tire for Trailers and Semi-trailers

In 2007, the European truck tire market benefited from the launch of the Michelin X One MaxiTrailer, the first Michelin Durable Technologies tire for trailers. The all-purpose tire sets new performance standards for the long haul trucking industry: it delivers up to 50% more mileage (in addition to being regroovable and retreadable) and a substantial increase in payload compared with the Michelin 385/65 R 22.5 XTE 2 tire it replaces.

The Waterville (Canada) factory rolled out its first MICHELIN X One tire.

Just over one year after Michelin North America announced a CAD 92 million investment to launch production of the Michelin X One wide single tire, Michelin's Waterville Nova Scotia teams rolled out their first Michelin X One in early March 2007. The move doubles MICHELIN X One production capacity in North America and addresses the strong demand for the wide single tires that replace dual mounts, delivering extra payload and fuel savings for long haul operators.

Michelin XFN2 +: the Latest Benchmark Tire for driving on Slippery Winter Roads

Delivering up to 10% more grip than its predecessor, the Michelin XFN2 + 315/80 R 22.5 tire for steer axles takes winter tire performance to a new level of safety.
The new tire of the Grip range benefits from a combination of two Michelin technologies. Cross sipes (sideways or lengthways) delivering up to 10% more grip while cornering on wet and snowy roads. Double-wave mid-depth sipes, delivering 5% more breaking performance and up to 15% more mileage.

Road/off Road Truck Tire Extended Retread Guarantee

In 2007, Michelin extended its "100% retreadable" guarantee launched in April 2005. This extended offering applied to truck tires operating in mixed applications. It covers road/off road and construction site tire ranges (XZY 2, XDY 3, XDY, XZY 3, XTY 2, XZH 2R) purchased between April 2, 2007 and December 31, 2007.
Under the Michelin "100% retreadable" guaranty, throughout 2008 customers can present all carcasses made in 2007 and receive a retread, regardless of the condition of the carcass.

Eastern Europe: Strong Growth of Michelin Fleet Solutions

Supported by dynamic economic growth and the trend for Eastern European freight hauling firms to subcontract a number of operations such as tire maintenance, Michelin Fleet Solutions is highly successful in the region. By early 2007, Michelin Fleet contracts covered more than 7,000 vehicles. By the end of 2007, Michelin Fleet Solutions teams had met their target of 10,000 trucks under contract.

China: conquering the market with new tire offerings

Within five years, China's road network will become the world's largest and its road transportation and tire markets will experience similar growth. In order to achieve its objective of outpacing market growth, the Group introduced the new XZY3, XDY3, XZE2+ and XDE2+ Truck and bus tires. Crucial for Michelin in China, E and Y ranges currently account for 80% of Group Truck tire sales volumes in the country.
The new radial tire ranges also support a key objective for China: improving road safety, a Chinese government priority, in a tire market that is only 50% radial.

New Michelin XTE 3 Tire

Michelin has introduced a new semi trailer tire, the Michelin XTE 3. Specifically designed for trailer axles, the new tire is aimed at the regional and national markets with its 385/65 R 22.5 size. It complements Michelin's trailer service offering that includes the X One Maxi Trailer and XTA 2 Energy tires.
The Michelin XTE 3 tire delivers 15% more mileage (versus the previous version), through a new, wider and deeper tread and a rubber compound that is highly abrasion resistant. The deep tread pattern delivers excellent traction in a variety of driving conditions, making the Michelin XTE 3 suitable for multiple applications. The new tire will soon be available in a Michelin Remix version.

Michelin X Coach XZ enriches the coach tire line-up

The new Michelin X Coach XZ tire, launched in fall 2007, is targeted at medium to long-distance buses. It is suitable for every position (front and rear axle). The tire delivers 15% more mileage than the previous generation tire it replaces (the Michelin XZA 2 Energy) owing to an optimized tread that also guarantees top performance in all the other areas, particularly safety. With a 5% improvement in grip performance, the Michelin X Coach XZ tire also offers more confident braking.
The Michelin X Coach XZ is available in a 295/80 R 22.5 size. It is suitable for regrooving and Michelin Remix technology retreading.

Germany: Michelin, "Best Brand" Image in the Transportation Industry

As in 2005, Michelin was ranked first in Germany's brand image survey of the suppliers to the Transportation and Logistics industry.
The survey, conducted among 240 German heavy road haulers, was published in the Verkehrs Rundschau specialist magazine. The two key brand image criteria were found to be product quality and customer orientation. Michelin was the only supplier to have been rated "excellent".

Earthmover

United States: Initial Results of the Lexington (USA) Expansion Plan
In early 2007, Michelin reported on the first results of the Lexington plant expansion plan following the USD 85 million investment announced in December 2005. By the end of 2008, the project will have increased the plant's production capacity by 50%, in order to meet strong world demand for Earthmover tires. The plant produces 51-, 57- and 63-inch radial tires.

Brazil: First Tire to be Cured in the New Campo Grande Plant
On November 21, 2007 the first tire rolled out of a curing press at the new Campo Grande Earthmover tire plant. The tire, a Michelin 27.00 R 49 XDT is 2.7 meters-tall and weighs 1.3 metric tonnes.
In due course, the Campo Grande plant should enable Michelin to better address the growing Earthmover tire demand worldwide.

Michelin guarantees the performance of its XZM tires
For the first time, Michelin is committed to the performance of its tubeless radial tires with an unmatched double guarantee "Twice more hours + 90-day Satisfaction*" to Michelin XZM trucklift tire users. The guarantee promises twice the longevity of conventional flexible compact tires and bias-ply tires under the same conditions of use.
By way of example, where flexible compact tires last 1,500 hours, Michelin XZM tires will last 3,000 hours or more. Should they underperform (2,600 hours for instance), customers will be refunded the difference (13% of the tire purchase price**).
This operation has been launched in France, the UK, Spain, Central Europe, Benelux, Scandinavia, Italy, Greece and Australia.
* The "90-day satisfaction" guarantee was introduced in April 2006 enabling Michelin customers to test its XZM tires for 90 days and have a refund in the event of dissatisfaction
** Calculated as follows: (3000-2600)/3000 = 13%

Michelin at the Bauma 2007 Tradeshow
At the Bauma tradeshow held in Munich on April 23 - 29, 2007 the Group showcased the world's largest tire: the Michelin 59/80 R63 XDR, a 63-inch tire, with a diameter of some 4.03 meters for the largest rigid dumpers used in open mines.
The new MEMS (Michelin Earthmover Management System) tire monitoring system was also presented on the Michelin stand. Designed for large open-mine vehicle fleets and plants, MEMS is a real-time built-in air pressure and temperature monitoring system. Tires are fitted with transmitter-sensors that feed all key variables to a dashboard receiver which is connected to the open-mine control center. The system is key to work safety and reduces maintenance costs and downtime, optimizing productivity.
Michelin also presented many new innovative products, including:
- Michelin XDR size 50/80 R 57 for the next-generation high-capacity rigid dumpers
- Michelin X-CRANE AT range extension for crane trucks
- The new Michelin X-SUPER TERRAIN AD sizes for articulated dumpers.

The first giant Earthmover tires to be sold in China are Michelin tires
The Michelin 53/80R63 XDR B, the largest tire ever sold in China, has an impressive identity card: 3.7 meters high, weighing more than 4 metric tonnes, it is able to carry an 82-tonne load.
The Michelin tires are fitted on rigid dumpers in one of China's largest surface coal mines, located close to the city of Shui Zhou in the province of Shanxi.



Agricultural

Innovation promoted in 2007

Michelin focused its communications on product and service innovation at Europe's main farming industry shows: SIMA (held at Paris-Villepinte in early March) and Agritechnica (held at Hanover in mid-November).

Concerning products, Michelin's recent tire launches including the Michelin MultiBib, Michelin AxioBib and Michelin XeoBib and also higher-performance tires such as the Michelin MegaXbib and Michelin MachXbib, all of which deliver substantial contributions to farmer profit margins.

The Michelin AxioBib tire, certified by the major OEMs, has become the benchmark tire for the largest lead tractors (250 - 500 HP). It is fitted on Case's latest tractor, the Case Magnum 335, and on Agco's new Challenger MT975.



The Michelin AxioBib tire, certified by the major OEMs, has become the benchmark tire for the largest lead tractors (250 - 500 HP). It is fitted on Case's latest tractor, the Case Magnum 335, and on Agco's new Challenger MT975.

Michelin AxioBib, a product of Ultraflex technology, delivers 20% more payload than a conventional tire at the same inflation pressure.
Similarly, the new Michelin XMCL and Michelin Power CL tires for agri-industrial equipment (loaders, compact backhoe loaders, telescopic and mini loaders), all deliver, in addition to enhanced productivity, improved safety and shock and puncture resistance.

Concerning services, the Group continues its deployment of the Michelin Exelagri ? the European certification awarded to highly professional and committed agricultural tire retailers and service providers.
Michelin Exelagri has therefore truly become a benchmark for quality service and advice to farmers. The Michelin Exelagri certification has been awarded to more than 600 outlets in Europe.

Michelin Rewarded in the United States

The new Ultraflex technology was recognized as a major innovation by America's major farm trade magazine, Farm Industry News, and received its FinOvation award at the "National Farm Machinery Show" held in Louisville (Kentucky) in February. Indeed, Ultraflex is the first agricultural tire breakthrough innovation since the invention of the radial agricultural tire more than 50 years ago.

Two-Wheel

North America: Michelin, Official Harley-Davidson Supplier

Michelin has been selected by Harley-Davidson as a certified supplier for replacement tires for its motorcycles. Since mid-2007, Michelin motorcycle tires have been available at Harley-Davidson dealerships across North America.

Launch of MICHELIN Pilot Road 2 for Road Motorcycles

The Group has launched the Michelin Pilot Road 2 tire for roadsters and the Sport-GT tire for motorcycles. Like the previous Michelin Power Race and Pilot Power 2CT tires, the Michelin Pilot Road 2 tire employs dual-rubber compound technology derived from MotoGP racing. This combines softer rubber at the shoulders (for better grip and safety) and harder, more wear-resistant rubber in the middle (for increased longevity).
An independent trial center* found the tire to outclass competing products due to its superior wet grip and longevity.
The Michelin Pilot Road 2 has been available since January 2007 in Europe (except for Germany), South America, Asia Pacific and, since April 2007, in North America and Germany.

* The Michelin Pilot Road 2 tire's wet grip and longevity tests were carried out in 2006 by CERM - Centre d'Essais Routiers Mécaniques - on the 120/70 ZR 17 and 180/55 ZR 17 sizes versus the 6 main competitive offerings in the category.

Michelin Mountain New All-terrain Tire Range

In January 2007, a new VTT tire range called Michelin Mountain was launched to cater to highly specific Enduro applications. Bicycle tires now benefit from "Reinforced" technology derived from motocross applications. This delivers outstanding robustness and traction with reduced weight. The new range covers three tire categories corresponding to a particular use or te rain:

- Michelin Mountain X'Trem (for rocky terrain with multi-oriented central spikes to optimize traction and braking performance),
- Mountain AT (for mixed terrain with a versatile tread pattern featuring large rubber blocks),
- Mountain Dry2 (for dry sandy terrain, with a directional tread pattern to favor speed performance).



Bicycle: a New Range for Urban and Off-road Cycling

Exciting new Michelin bicycle ranges "City Trekking" were unveiled at the Eurobike 2007 show. Available since January 2008, City Trekking features a new range for town and off-road cycling:

- **Michelin Pilot City** features three tread and sidewall reinforcements making the tire quite immune to daily wear and tear,
- **Michelin Pilot Tracker** performs equally well on city pavement and country trails, thanks to multiple shoulder studs,
- **Michelin City's** tread is designed chiefly for road cycling (on cobbled stone and pavement),
- **Michelin Tracker** is best used on country trails: its thick sub-layer makes it remarkably puncture-proof.

Finally, Michelin City Trekking tires owe their robustness to the Michelin Protek technology, using a blend of rubbers containing anti-oxidants for superior aging, weather and pollution resistance.

Tour de France 2007, a Testing Ground for Tomorrow's Tires

Since the famous race enables tire testing in the most extreme conditions, Michelin chose the Tour de France 2007 to conduct the ultimate test phases of the Michelin Pro3 Race, the new high-performance bicycle tire line created for the general public. After each day's racing, all the tires were removed and sent to Michelin's Research and Development Center for assessment of component stability and wear as part of a development process aimed at optimizing all-round performance.
Before the event, one million test kilometers had been covered by amateur and professional competitors over the months in all weather conditions and pavement types.

Aircraft

Michelin Radial Tire Technology Certified for Embraer EMB 190 Jet



Michelin's radial tire was certified for the Embraer 190, the Brazilian aircraft manufacturer's latest model and the first regional jet to be fitted with radial tires. Radial technology not only delivers significant performance improvements in terms of number of landings per tread, it also reduces tire mass versus older-generation bias-ply tires.

Michelin Exclusive Tire Supplier for the New Falcon F7X Aircraft

Michelin has been chosen as the exclusive supplier for the new Dassault F7X aircraft, the latest addition to the Falcon business jet range. For this aircraft, an exclusive three-engine business jet capable of flying non-stop from Paris to Los Angeles or Singapore, Michelin's purpose-designed radial technology tire delivers load-bearing capability of 7,910 kg and achieves a maximum speed before takeoff of 362 km/h, guaranteeing a high level of safety and greater fuel efficiency.

AS9100 Quality Certification

Certification includes safety, airworthiness, product conformity and reliability in the aerospace industry. These quality requirements are crucial to aerospace OEMs, who are faced with high levels of liability for their product.

Components

A New Website on Rubber Farming

Michelin launched a website devoted to its rubber tree plantations with the objective of presenting the Group's mission and services in this sector to Internet users and, more specifically, to the players in the natural rubber industry. Through natural rubber farming, Michelin is aggressively promoting the economic and social development opportunities that this activity offers to Southern countries.
To find out more, please visit www.michelin-hevea.com



Launch of MICHELIN Guide Main Cities of Europe 2007

The MICHELIN Guide Main Cities of Europe 2007, available since March 15, 2007, covers 38 cities and 20 countries with a selection of 2,905 addresses including 1,543 hotels and 1,362 restaurants across the full range of comfort and price categories. The guide, written in English, includes a host of tourist tips, city maps featuring the establishments and practical information about the towns including local foods.

MICHELIN Guide Paris 2007 Rejuvenated

The MICHELIN Guide Paris 2007 layout was entirely revamped: 2 establishments per page with more detailed comments on cuisine, decoration and atmosphere. The guide includes more than 450 addresses, including 400 restaurants. It features new sections, practical information and a detachable town map.
For the first time in 2007, the Paris guide is now available in English in about one hundred countries, including France.

The *MICHELIN Voyager Pratique* Collection Expanded

In 2007, four geographic areas (Crete, Northern Italy/Venice, Japan and Thailand) were added to the MICHELIN Voyager Pratique collection along with 11 cities (Amsterdam, Athens, Fes-Meknes, London, Lisbon, Milan, Naples/Amalfi Coast, New York, Prague, Seville and Tunis/Cartagena) published in the spring. Additionally, 7 new sunny country guides (Reunion and Mauritius, South Africa, Cuba, Mexico, Martinique, Guadeloupe and Vietnam) were published in the fall. Full updates of the first 10 titles published in 2005 are also available.
MICHELIN Voyager Pratique now includes 40 titles, a large collection to help design a customized trip, depending on one's time, budget and preferences.

Publication of the Green Guide Italy in Chinese

Building on the 2006 success of the first two Green Guides in Chinese, the *Michelin Green Guide Europe* and *Green Guide France*, Michelin unveiled in 2007 the first *Green Guide Italy* in Chinese. Edited jointly with Guangxi Normal University Press, the guide presents a selection of 34 Italian tourist cities and sites, together with practical and cultural information.

Michelin Guide Goes International

After the launch of the *Michelin Guide New York* in November 2005 (the third edition came out in October 2007) and *the Michelin Guide San Francisco Bay Area & Wine Country* in October 2006, three new international Michelin Guides were published in November 2007:



- The *Michelin Guide Los Angeles 2008* and the *Michelin Guide Las Vegas 2008*
- Finally, *the Michelin Guide Tokyo 2008*, the first ever Michelin guide for Asia. Available in English and Japanese versions, it was very successful as 250,000 copies vanished in less than one month. In all, a phenomenal 191 stars were awarded to the town's restaurants, making Tokyo the most Michelin-starred city in the world!

France: Four new Road Atlases Tailored to Specific Needs

In November 2007, Michelin innovated with the simultaneous launch of four new Road Atlases:

- **The *Tous les services utiles* (all useful services) Road Atlas for France 2008**, containing a host of tips: including the motorway service areas and corresponding service offering, free tire inflation pumps, "village-étape" labeled villages, driving tips and so on... ;
- **The *Tourisme et Découverte* France Road Atlas 2008**, featuring outstanding sightseeing spots, panoramic views, monuments and natural sites together with 450 addresses to stop and eat for all budgets, from the Michelin Green guides;
- ***The Road Atlas for France 2008***, a comprehensive atlas and a must for any motorist in France to have;
- ***L'Essentiel condensed* Atlas Routier for France 2008**, very affordable and featuring key Michelin map quality information.

...and finally, the very handy pocket format Mini Atlas France.

ViaMichelin

www.ViaMichelin.com Confirmed Success

Europe's Number 1 travel site*, based on the number of web visits, the ViaMichelin website records a growing number of visitors. In addition to route calculation and map display, the core of its offering, its on-line hotel booking service, experiences ever-increasing demand.
ViaMichelin has announced a plan to refocus its digital technology positions in 2008 on the two following markets: its Web site (with richer service offerings and a larger geographic scope) and digital services designed to facilitate travel, including traffic and tourist information.

**Top European Travel Sites by Unique Visitors in Europe, Age 15+ November 2007 - Total Europe - Home and work locations (excludes traffic from public computers such as Internet cafes or access from mobile phones or PDAs) - Source: comScore World Metrix.*

A new range of Portable GPSs

After ViaMichelin Navigation X-980T, ViaMichelin launched in 2007 two fully re-engineered GPS models, with a new design and navigation software: ViaMichelin X-960 and 970T. All models (European and local versions) feature the full contents of the European Michelin Green Guides and Hotel and Restaurant Guides.
In addition, ViaMichelin has launched the new "Advantage" content-rich program of exclusive value-added services including map updating, qualified contents development and convergence with the www.viamichelin.com website functionalities. From 2008 ViaMichelin will no longer develop new GPS products and continue to sell the current ranges and provide after-sales services for them.

Michelin Lifestyle

A New international Organization Created

In 2007, Michelin Lifestyle adopted a new organization based on in-house licensee acquisition and management. The change called for the establishment of an international entity with a presence in every region where Michelin Lifestyle has significant operations. Michelin Lifestyle now has offices at Stoke-on-Trent (head office), Clermont-Ferrand, Paris, Greenville (SC), Tokyo and Shanghai.

New Sports and Leisure Products

In the first half of 2007, Michelin Lifestyle developed with its licensees a number of highly technical products for the sports and leisure markets.
Michelin and Umbro launched the new X Boot III for soccer players, that delivers greatly enhanced wet ball control. Michelin focused on the ball strike area and developed a silicon-based material. This, combined with Umbro's "Touch Control" technology neutralizes slip on impact with the shoe.
Michelin and Babolat developed the Propulse tennis shoe featuring an innovative sole derived from Michelin's OCS (Optimized Cell System) technology and Babolat's Exact pro technology.
Michelin and U-kan jointly launched "Skate 'n Walk", the first top-of-the-range step-in roller skate.

A New Child's Safety Line-up



Michelin Lifestyle has entered a new market with launch of high-tech **car seats** and **child seats.** Safety, comfort, easy fitment and design are the key features of the Michelin Cockpit TM and Michelin Navigator™ child seat. The seats are already compliant with the forthcoming EURO NCAP European safety standard.
Michelin has also created a child's **reflective safety jacket** to protect children better by ensuring they are properly seen by other road users. For children aged 6 - 12, the yellow fluorescent jumper is suitable for day and night wear, when walking or cycling, when going to school or in outings.

Michelin Performance and Responsibility

Michelin Performance and Responsibility Report 2005-2006

In May 2007, Michelin published the third Michelin Performance and Responsibility Report, an account of the Group's sustainable development approach launched in 2002. This presents how the Group implements its values of respect for customers, people, shareholders and the environment while always respecting facts. The document, published in French and English, sets forth the results achieved over the past two years as well as Michelin's objectives in terms of sustainable, balanced and responsible development. Michelin's Performance and Responsibility Report 2005-2006 is available (in both complete and abridged versions) from the www.michelin.com/corporate website.

Michelin Recognized for its Responsible Performance

In 2007, the Group earned recognition from different organizations for the Michelin Performance and Responsibility approach.

- For the second year running, Michelin was included in the Climate Leadership Index France of companies selected for integrating in their strategies global warming-related risks and for the measures they take to reduce their greenhouse gas emissions.
- SAM (Sustainability Asset Management), the Swiss environmental rating agency, selected Michelin for its two DJSI (Dow Jones Sustainability Index) indices: DJSI Stoxx (for Europe) and DJSI World. The DJSI indices are widely referred to by investors, particularly for investment portfolio stock selection purposes.
- The Capitalcom consultants have earmarked Michelin as one of CAC40's most efficient players in raising public awareness through communication on environmental and sustainable development issues.
- Ethicity, a Sustainable Development strategy consultant, also highlighted the quality of the Michelin Performance and Responsibility Report 2005-2006 following its review of about forty Annual or Sustainable Development Reports.

Michelin's Contribution to more Sustainable Mobility

- **Michelin's Green Meters Operation**

On October 30, 2007, Michelin launched an un precedented operation held simultaneously in four major cities - Berlin, New York, Paris and Shanghai. Giant meters featuring the Michelin Man were projected on famous monuments or buildings to build awareness among consumers of the environmental and energy impact of tire choice.Passersby could visualize the fuel and carbon dioxide (CO2) emissions saved by Michelin low rolling resistance tires since their introduction in 1992. Michelin chose this action for all consumers worldwide to enjoy a graphic illustration of the extent to which Michelin tires can contribute to environmental conservation. The www.michelin-green-meter.com website was set up to show in real time the associated fuel savings.

● Michelin, Partner to the World Road Safety Week

Michelin took part in the first Global Week for Road Safety in April 23-29, 2007, organized by the United Nations and the World Health Organization. Michelin led a series of events in the various European, African and American countries where it operates. The events were designed to inform and raise awareness among road users, particularly the youngest, of the everyday risks on the road.

● China: Major Road Safety Campaign

Road safety is one of Michelin's priority areas for action and communication. In China, where the road network is fast-expanding, Michelin launched in 2007 a vast campaign hinging on two initiatives:

- Michelin Safety Club, a short weekly TV program presented by the Michelin Man offers road safety information and advice.
- Michelin Safety Brochure, featuring information and advice on road safety, is distributed to Michelin personnel in China, to Shanghai, Beijing and Shenyang driving schools, and to Chinese consumers through Michelin's retailers.

● Europe: New Truck Tire Advertising Campaign on Fuel Savings

Following its 2006 Michelin A2 Energy Challenge aimed at making truck drivers more aware of the role played by tires in optimizing fuel efficiency, in 2007, the Group focused on proving that the MICHELIN brand enjoys superior credibility in fulfilling its fuel saving promise. A vast advertising campaign was therefore launched, involving:

- the "Saga" press campaign, to detail the benefits of the Michelin Energy range, explain the four lives of Michelin tires in terms of fuel savings over time, and the added value of an expert sales force supported by Michelin's dealer partners,
- the www.michelintransport.com/economiedecarburant website on fuel savings was launched
- a press visit in June 2007 to the Ladoux (France) Research and Technology Center attended by some 70 European journalists.

● Challenge Bibendum

The ninth edition of Challenge Bibendum was held in China, a country that was chosen for the second time in three years. On November 14-17, 2007 Challenge Bibendum brought together in Shanghai all the road transportation players around a shared objective: promote sustainable road mobility solutions.

Some 10 roundtables were held with world class experts from all walks of life (academics, energy suppliers, politicians and automotive manufacturers) covering a full range of issues from ways of curbing CO_2 emissions to the politics of urban traffic organization.

In addition to plenary sessions and exhibitions, Challenge Bibendum provided a real-life testing ground for the latest theories. Technical tests were carried out at a rally in which 80 vehicles of all types presented new technologies: they served to measure vehicle emissions in real driving conditions (pollutants, noise and carbon dioxide), energy consumption, emergency braking distance as well as acceleration and handling.

Michelin's Hy-Light 2 hydro-powered fuel cell car received a special prize for its 450km range and 145km/h top speed.

For more information, please visit the www.challengebibendum.com website


必比登挑战赛
2007 中国·上海
CHALLENGE
BIBENDUM
2007 SHANGHAI·CHINA

● Michelin Energy Endurance Challenge

Michelin launched the Michelin Energy Endurance Challenge to reward teams who optimized fuel efficiency throughout the six European Le Mans Series championships and the 24 Hours of Le Mans.

A fuel efficiency index was calculated after each race. The winning team in each competing category was awarded: Pescarolo Sport in the LM P1 category, Quifel-ASM Team in LM P2, Team Oreca in GT1 and Farnbacher Racing in GT2

● Europe: "Fill up with air" Operations

Sixty-six percent of car drivers checked in 18 European countries are consistently driving on underinflated tires. In 42% of cases, underinflation was considered serious, with a risk of sudden short-term or mid-term tire failure.

"Fill up with air" operations deployed across Europe are an example of grassroots solutions implemented by Michelin to inform drivers of the importance of regular air pressure checks and to help them adjust their tire air pressure.

On France's motorways some 30 "Michelin Man" air inflation stations have already been installed. A number have been installed in Clermont-Ferrand, for use by Michelin staff as well as the local population. The operation will continue in 2008.

FINANCE

Michelin issued bonds convertible into new or existing shares
In March 2007, Michelin Group issued close to EUR 700 million worth of OCEANE-type bonds convertible into new or existing shares with full allocation of the surplus demand option.
The unit value of the OCEANE bonds amounted to a 40% issue premium compared to the Michelin share reference price. The zero coupon bonds will be redeemed in 2017 at a price of EUR 139.57 (excluding early redemption or conversion), and post a 3.07% annual actuarial yield.
The transaction will be used to cater to the company's general corporate purposes, diversify its sources of funding, lengthen the average maturity of its debt and lower its finance costs.

Standard and Poor's upgraded Michelin's rating
On August 3, 2007, Standard & Poor's revised its Group outlook to stable from negative. At the same time, Standard & Poor's raised Michelin Group's short-term corporate credit rating to 'A-2' and affirmed its 'BBB' long-term corporate credit rating. Standard & Poor's indicated that "Michelin will continue to gradually improve its profitability and cash flow generation, thanks to the effect of the cost reduction measures and capacity improvements started in the past two years".

Price increases
In 2007 Michelin announced several rounds of price increases:

Passenger Car and Light Truck	Truck and bus	Specialty tires
● + 5.5% on average in **Japan** for summer tires, effective February 1, 2007 ● + 5.5% for Winter tires (RT) in **Japan**, from April 1, 2007 ● + 5% on average in **Japan** for summer tires, effective March 1, 2008 ● + 7% in the **United States** effective March 3, 2008	● + 8% on average in **Japan** for summer tires, effective April 1, 2007 ● + 8% for Winter tires (RT) in **Japan**, from April 1, 2007 ● + 3%-+ 5% in Europe (RT) in the course of the 1st quarter 2007 ● Up to 4%, for Michelin and BFGoodrich in the **United States**, effective June 1, 2007 ● Up to 6%, in the **United States**, for the Michelin and BFGoodrich replacement tires, + 4% for MRT treads, effective January 1, 2008 ● + 7% on average in **Japan** for summer tires, effective March 1, 2008	● + 10% on average for Earthmover tires in **Japan**, effective January 1, 2007 ● + 3% on average for Agricultural tires in **Japan**, effective January 1, 2007 ● 3.5% - 6% for Agricultural tires in the **United States** and **Canada**, effective January 1, 2007 ● + 2 - 4% in **Europe**, for motorcycle tires during the first half 2007 ● + 3% on average, in the **United States** and **Canada** for the Michelin, BFGoodrich, Kleber and Taurus agricultural tire brands effective July 1, 2007 ● + 8%, in the **United States** and **Canada** for the motorcycle, scooter and bicycle Replacement tires, effective January 1, 2008 ● + 7% on average in the **United States** for Agricultural tires, effective January 1, 2008 ● + 3% in the **United States** and **Mexico** for Earthmover tires, effective February 1, 2008 ● + 3% in **Japan** for agricultural tires, effective February 1, 2008 ● + 8% on average in **Japan** for Earthmover tires, effective March 1, 2008

The Annual Shareholders Meeting Appointed two New Managing Partners

At the Joint Shareholders Meeting of Compagnie Générale des Etablissements Michelin held on May 11, 2007 at Clermont-Ferrand, the Group's Managing Partner, Mr Michel Rollier, submitted to the Shareholders vote a resolution on corporate governance. Mr Rollier stated that he wished "that the Group's management be enlarged to Non-General Managing Partners to guarantee the sustainability as well as collegial nature of its management".

All 18 resolutions were approved by a wide majority and CGEM's bylaws were amended accordingly. Mr Didier Miraton, Head of the Group's Research and Development and Industrial Performance and Mr Jean-Dominique Senard, Chief Financial Officer, were appointed Non-General Managing Partners.

New Issue of the *Shareholder's Guide*

The 2007 issue of the Shareholder's Guide was published in April. The Guide is designed to cater to individual shareholder requirements. Its format and contents are user-friendly with a summary of the Group's Annual Report and practical information including shareholder contact directions and the date of the principal shareholders meetings.

Michelin received the Best Annual Report prize

On October 18, 2007, Michelin received the Best Annual Report 2006 prize in the CAC 40 category during a function organized by two of France's foremost financial newspapers: la Vie Financière and Les Echos. To quote Mr Carlos Ghosn, who chaired the jury, Michelin's report was rewarded for four principal qualities: "the Group's business and environment review; the background information based on multiple and documented forecasts; the shareholder focus through a comprehensive shareholder booklet, overall clarity and liveliness, which are quite an achievement in financial communication".



SEC File #82-3354

2007 RESULTS





MICHELIN
A better way forward






























MICHELIN A 2 ENERGY

2.3 LITRES SAVED
OVER 100 KM




PRESS RELEASE

Clermont-Ferrand, February 15, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

2007 RESULTS

MICHELIN ANNOUNCES A SIGNIFICANTLY IMPROVED 2007 OPERATING MARGIN BEFORE NON-RECURRING ITEMS, UP 1.6 POINT AT 9.8%[1]

MORE THAN EUR 430 MILLION FREE CASH FLOW, SHARPLY UP VERSUS 2006

NET INCOME UP 35% YEAR-ON-YEAR TO EUR 772 MILLION

- Sustained sales volume growth: + 3.2%,
- Significant restructuring charges: EUR 326 million,
- Gearing down substantially: posting a 19-point improvement at 70%,
- A 10.3% dividend increase to EUR 1.60 per share will be recommended to the Annual Shareholders Meeting on May 16, 2008.

[1] 10.2% excluding EUR 74 million one-off expenses in connection with application of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, voted in December 2007.

IFRS (in EUR million)*	December 31, 2007	2007 / 2006 Change
Sales	16,867	+ 3.0%
At constant scope and exchange rates		+ 6.5%
Sales volumes		+ 3.2%
Operating income before non-recurring income and expenses	1,645	+ 22.9%
Operating margin before non-recurring income and expenses	9.8%	+ 1.6 pt
RS1 (Passenger car and Light truck & related distribution)	9.2%	+ 1.0 pt
RS2 (Truck & related distribution)	7.6%	+ 1.0 pt
RS3 (Specialty businesses)	17.8%	+ 5.4 pts
Operating income	1,319	+ 17.9%
Operating margin	7.8%	+ 1.0 pt
Net income	772	+ 34.7%
Net income attributable to Shareholders	774	+35.3 %
Net financial debt	3,714	- 11.1 %
Gearing	70%	(19-point improvement)
Free Cash Flow	+ 433	EUR + 472 million

* Consolidated financial statements at December 31, 2007 have been prepared in accordance with the rules and methods of the International Financial Reporting Standard (IFRS)

The Group's gross margin posted further substantial progress, up 1 point to 29.9%, due in particular to better valorization of its products and to productivity gains. The combination of these factors together with further structure cost savings pushed the operating margin before non recurring items up 1.6 point to 9.8%. Excluding one-off EUR 74 million expenses in connection with impact of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, operating margin before non-recurring income and expenses would have reached 10.2%, up 2 points year-on-year. Net income was up approximately 35% despite EUR 326 million non-recurring expenses in connection with important restructuring activities announced and/or conducted during the reporting period.

Michel Rollier, Managing Partner, stated: "In an environment where overall demand was supportive and where the impact of raw material cost increases was limited, Michelin achieved a fine operating performance in 2007; and this translated into a return to growth after two rather lean years: almost all operations, although at times curbed by saturated Group production capacity, posted healthy sales volume growth. Michelin further improved its results and financial structure. The 2010 Horizon plan is yielding its first fruit and further significant progress has yet to be achieved. Michelin is starting 2008 with a healthy and robust situation and is well armed to deal with a challenging environment marked by multiple uncertainties. With the remarkable turnaround of free cash flow, we will be in a position to forge ahead with our development, while simultaneously strengthening our financial independence: this is yet another good sign for the future of Michelin."

Outlook for 2008

- **Michelin expects tire markets to be driven by the dynamics of the emerging countries.**

2008 Estimated Tire Market Trends	Europe	North America	South America	Asia	Africa Middle East	Total
Passenger Car / Light Truck Original Equipment	+1%	-4.5%	+3%	+8%	+14%	+ 1.5%
Passenger Car / Light Truck Replacement	+1.5%	+1%	+4%	+5%	+4%	+3%
Truck Original Equipment**	+9%*	-0.5%	+14%	+15%	+4%	+ 8.5%
Truck Replacement**	+2%*	-4%	+6%	+8%	+4%	+ 3.5%

* Excluding Russia ** Radial only

- **Moreover, for the full year 2008, the further price increase in natural rubber and oil derivatives (used in tire manufacturing) recorded in the second half 2007 could translate into an estimated EUR 200 million additional burden at current exchange rates.**

- **Against this background, Michelin will pursue its pricing policy aimed at offsetting the negative impact of raw material cost increases and will continue its drive to improve competitiveness through productivity gains and streamlined structure costs.**

In these conditions, and providing there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008.

Detailed Review of 2007 Operations and Results

2007 Tire Market Changes

	Europe	North America	South America	Asia	Africa / Middle East	Total
Passenger Car / Light Truck Original Equipment	+ 4.5%	- 1.8%	+ 20%	+ 8.1%	+ 3.4%	**+ 5.0%**
Passenger Car / Light Truck Replacement	- 1.6%	+ 3.0%	+ 3.3%	+ 2.8%	+ 3.3%	**+ 1.4%**
Truck Original Equipment**	+ 18.6%*	- 32.0%	+ 27.3%	+ 14.9%	- 0.5%	**- 1.4%**
Truck Replacement**	+ 2.8%*	- 2.0%	+ 14.8%	+ 11.4%	+ 5.4%	**+ 5.8%**

* Excluding Russia ** Radial only

Europe:

Passenger Car and Light Truck

- After two rather lean years, a strong **original equipment** tire market rebound occurred, underpinned by an improvement in sales performance recorded by most European carmakers;
- **Replacement:** the vigorous Eastern Europe market (up +5.8%) growth could not fully offset the - 3.6% decline recorded in Western Europe, owing, in particular, to a drop in winter tire sales.

Truck and Bus

- **Original equipment** markets were up sharply, accelerating in the 3rd and 4th quarters 2007: demand was particularly strong in Eastern Europe (+50%), and in Germany and Spain. High truck export levels to other regions further fueled market growth;
- **Replacement** markets were globally trending up, but slackened slightly toward the year-end. Eastern European markets posted a sharp growth of nearly 9%.

North America:

Passenger Car and Light Truck

- Although recovering somewhat toward the end of the year, the **original equipment** tire market remained weak in 2007, reflecting the difficulties generally faced by North America's automotive industry;
- **Replacement** market growth was comparable in the United States, Canada and Mexico; the segment mix was further enriched despite the growing market share of Asian imports.

Truck and Bus

- The sharp decline of **original equipment** tire markets recorded in the first half of 2007 (- 24.6%) in fact accelerated in the second half; as demand was dampened by the poor economic environment;
- The **replacement** market was depressed for the second straight year with weak freight due to a bearish environment and poor visibility. Note that demand for Asian tire imports clearly slumped.

Asia:

Passenger Car and Light Truck

The region posted overall growth, although trends varied from country to country:

- in Japan, demand was down almost 5% as the winter season was mediocre,
- further sustained growth recorded in China and India, up +20% and +10% respectively, reflected a fast increase in living standards.

Truck and Bus

Radial tire markets were fast expanding throughout the region, reflecting dynamic local economies; Japan was a different case with slightly declining demand.

South America posted high growth in both the truck and the original equipment passenger car and light truck markets, driven by a dynamic agri-foods sector and much wider access to bank loans.

In Africa and the Middle East, demand posted healthy trends, particularly in the Gulf countries, Turkey and South Africa.

Consolidated Group net sales rose 3.0% year-on-year (+ 6.5% at constant exchange rates):

● + 3.2 % strongly positive **volume** effect
□ Very satisfactory increase in Passenger Car and Light Truck tire sales volume in 2007, after several years of modest growth; in the Replacement segment, all regions posted substantial growth; the sales performance was particularly strong in Africa and the Middle East.
□ Benefiting from rather supportive markets, Truck tire sales volumes posted sharp progress; the Group consolidated its commercial performance in a dramatically declining North American market.
□ Specialty tire sales volumes recorded strong growth across all segments.

● The **price-mix** effect remained a high + 3.2% at constant exchange rates
□ There was a stronger impact at the beginning of 2007 due to price increases at the end of 2006. In contrast, the 4th quarter 2007 impact was weaker as the bulk of price increases had occurred in the 4th quarter 2006.
□ Note, however, that the price increases passed in the Passenger car and Light truck original equipment segment were not sufficient to fully offset the successive raw material price increases recorded in the last four years.
□ Further enrichment of the brand and segment mixes.

● - 3.3 % strongly negative impact of **exchange rates**
□ - 8.3% (U.S. dollar), -8.5% (Mexican peso) and -9.4% (Japanese yen) depreciation versus the euro at average rates.

Group operating margin before non-recurring items was 9.8%, up 1.6 point year-on-year.
At EUR 1,645 million, operating income before non-recurring items rose 22.9%.

The EUR 307 million improvement in operating income before non-recurring items breaks down as follows:
● EUR +200 million reflecting sales volume increase;
● EUR +548 million resulting from a sustained strong price mix effect;
● EUR -217 million exchange rate impact, chiefly due to the depreciation of the U.S. dollar versus the euro;
● EUR - 82 million additional expenses, chiefly accounted for by an EUR 74 million one-off expense under the new French Social Security Financing Act adopted at the end of 2007; the Group's productivity gains enabled it to nearly offset payroll inflation, a controlled increase in selling expenses as well as a number of one-off expenses arising from implementation of the Group's competitiveness plan;
● EUR -142 million resulting from external cost inflation, including EUR 72 million for raw materials alone and EUR 32 million for energy and transportation.

Net income up a sharp 34.7% to EUR 772 million

The EUR 199 million year-on-year net income increase mainly resulted from the following changes:
● + EUR 307 million improvement of operating income before non-recurring items;
● an additional EUR 106 million restructuring charge versus 2006 with respect to EUR 326 million booked in 2007 under the following plans:
□ EUR 62 million for the specialization of the Ota plant,
□ the Group's Competitiveness Plan:
- EUR 120 million in France
- EUR 144 million in Spain

This amount compares with EUR 220 million last year, with respect to:
- the closing of the BFGoodrich plant in Kitchener, Canada
- wind up of industrial operations at the Port Harcourt plant, Nigeria;

● net financial expenses were up EUR 84 million after the Group recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA Peugeot-Citroën.
● A lower income tax (EUR -70 million), significantly reducing the Group's average tax rate, resulting in particular from recognition of an EUR 39 million tax credit for financial year 2007 in Poland.

At EUR 433 million, free cash flow rose significantly by more than EUR 470 million, reflecting:

- EBITDA[1] up significantly: EUR + 259 million globally in line with improved operating income before non-recurring items;
- the sharp improvement in working capital requirement which enabled a positive contribution to free cash flow
  - Very substantial improvement in inventory levels with year-on-year inventory growth reduced by half (EUR +132 million versus EUR +252 million in 2006) through further supply chain management improvements;
  - Very positive contribution of change in net trade receivables: down EUR 229 million in 2007, compared to a EUR 61 million increase in 2006. This improvement, which resulted in particular from tighter monitoring of settlement terms, was all the more notable as it was achieved in the context of a 3% increase in net sales for the reporting period.
- EUR + 200 million additional investment cash flow utilization:
  - acquisition of Oliver Rubber in the United States for approximately EUR 50 million;
  - in 2006 the Group benefited from an increase in its financial investment cash flow after it collected EUR 139 million from the sale of its holding in PSA Peugeot Citroën.

At EUR 1,340 million, the Group's capital expenditure (Gross Property, Plant & Equipment and intangible investments) was slightly down versus 2006.

[1] *Earning Before Interest, Tax, Depreciation and Amortization*

The Group further strengthened its financial structure: Gearing reached 70% for the reporting period, posting a 19-point improvement versus December 31, 2006

- Net debt EUR - 464 million, including:
  - EUR -433 million: positive free cash flow;
  - EUR +215 million dividends paid in May 2007;
  - EUR -107 million: negative impact on debt of currency conversion, in particular due to U.S. dollar depreciation versus the euro (-10.7%) between year-end 2006 and year-end 2007;
  - EUR -97 million: for the equity component of the OCEANE bond issue in March 2007 (convertible in, or exchangeable for new or existing shares) which is the difference between:
    - the net 694 million cash amount collected and
    - the value discounted at market rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.
  - EUR -55 million: reduction in put option commitments to certain minority shareholders in Group subsidiaries.

Segment Information

	Net Sales			Operating income before non-recurring items		Operating Margin before non-recurring items	
	2007			2007		2007	2006
	(in EUR million)	as a % of total	2007 / 2006	(in EUR million)	as a % of total		
RS1 (Passenger Car and Light Tuck & Related Distribution)	9,041	54%	+ 0.6%	830	50%	9.2%	8.2%
RS2 (Truck & Related Distribution)	5,639	33%	+ 4.1%	427	26%	7.6%	6.6%
RS3 (Specialty Businesses)	2,187	13%	+ 10.7%	388	24%	17.8%	12.4%
Group	**16,867**	**100%**	**+ 3.0%**	**1,645**	**100%**	**9.8%**	**8.2%**

Passenger car and Light truck tires & related distribution (RS1:) benefiting from further mix enrichment and streamlined production costs, operating margin before non-recurring items rose 1.0 point versus 2006 at 9.2%.

This good performance was achieved thanks to:
- a very satisfactory increase in tire sales volume, after several years of modest growth;
- a very favorable price effect resulting from the full impact in 2007 of the price increases implemented throughout 2006;
- further significant brand and segment mix enrichment. The Michelin brand further strengthened its positions in the world's largest markets; at the same time, the Group further leveraged the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- fairly stable raw material costs versus 2006;
- streamlined production costs (excluding the impact of raw materials), resulting mainly from productivity gains.

This should be seen in the light of:
- mixed performance in North America with some concern with supply chain tensions;
- weak winter sales campaign in Europe and Japan;
- strongly negative currency impact.

Truck tire & related distribution (SR2): at 7.6%, operating margin was up 1.0 point, driven by strong sales volume and significant unit sales price increases.

This improvement was due to:
- strong sales volume growth throughout the world except for North America, where Michelin further strengthened its positions in depressed markets. Note Michelin's strong performance in China;
- the continued highly favorable price effect, resulting from the multiple price increases implemented in 2006 and in the first half 2007 in almost all regions;

Nevertheless:
- the currency impact adversely affected the segment's profitability.

In addition, The Group's industrial capacity was stretched and it was not always able to fully satisfy demand.

Specialty Operations (RS3): at 17.8% versus 12.4% in 2006, operating margin posted a further substantial increase

- Specialty operations took place in globally supportive environments, with the notable exception of the construction industry in the United States, down 25% year-on-year.

- Michelin strengthened its positions in most markets, thanks to:
  - a tailored product offering with acknowledged customer benefits
  - enhanced supply chain performance.

- The price increases passed in 2006 and 2007 translated into substantial unit price increases.

- The segment also enjoyed increased profitability through its industrial capacity rationalization process.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Compagnie Générale des Etablissements Michelin (CGEM) posted EUR 278 million profits for 2007.
The financial statements were presented to the Supervisory Board on February 11, 2008.
The Group's Managing Partners will convene an Annual Shareholders Meeting on Friday May 16, 2008 at 9:00 a.m. in Clermont-Ferrand.
The Managing Partners will recommend to the shareholders a EUR 1.60 dividend per share, up 10.3%.

The 2007 results will be presented to the press at a conference on Friday February 15, 2008 at 8:30 a.m. held at Maison des Arts et Métiers, 9 bis, avenue d'Iéna, Paris 8ème.
An analyst and investor presentation will also take place at Maison des Arts et Métiers, on the same day at 10:30 a.m.

Finally, a conference call will be held in English on Friday 15, 2008 at 4:00 p.m. Paris time (3:00 p.m. GMT). If you wish to attend, please dial one of the following numbers beginning at 3:50 p.m.:

- From France — 01 72 26 01 28
- From the United Kingdom — 0161 601 8912
- From the U.S.A. — 1 866 907 5925
- From other locations — + 44 161 601 8912

Refer to the "Finance" section of the www.michelin.com/corporate site for practical information concerning the conference call.
For more detail on Michelin's 2007 results, please refer to the www.michelin.com/corporate website, dial + 33 (0)1 45 66 16 15, send an e-mail inquiry to " investor-relations@fr.michelin.com " or write to the Investor Relations Department.
For more information on tire markets and on the company, please download Michelin's Factbook 2008 from our website: www.michelin.com/corporate ("Finance" section).

The first quarter report (ending on March 31, 2008) will be published on April 28, 2008 after closing of Paris Euronext.

Contacts
Investor Relations:
Christophe Mazel :
+33 (0) 1 45 66 10 04
+33 (0) 4 73 32 24 53
christophe.mazel@fr.michelin.com

Jacques-Philippe Hollaender :
+33 (0) 4 73 32 18 02
+33 (0) 6 87 74 29 27
jacques-philippe.hollaender@fr.michelin.com

Press relations
Fabienne de Brébisson :
+ 33 (0) 1 45 66 10 72
+ 33 (0) 6 08 86 18 15
fabienne.de-brebisson@fr.michelin.com

Individual Shareholders
Jacques Engasser :
+ 33 (0) 4 73 98 59 08
jacques.engasser@fr.michelin.com


2007 Results
MICHELIN
No 1 - Full Year 2007 Results Presentation

2007 Key Figures

Net Sales	EUR 16,867m	+3.0%
Operating income Before non recurring items	EUR 1,645m	+22.9%
Operating margin Before non recurring items	9.8%	up 1.6 point
Net income	EUR 772m	+34.7%
Gearing	70%	down 19 points
Free Cash Flow	EUR +433m	Improvement: + EUR 472m

No 2 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN

Strong OE Passenger Car Market Growth Decline in North America's Truck Tire Market

PASSENGER CAR/LIGHT TRUCK

	Europe	North America	Asia	South America	Africa & Middle East	Total
Original Equipment	+4.5%	-1.8%	+8.1%	+20%	+3.4%	+5.0%
Replacement	-1.6%	+3.0%	+2.8%	+3.3%	+3.3%	+1.4%

TRUCK (radial markets)

	Europe Excl. CIS	North America	Asia	South America	Africa & Middle East	Total
Original Equipment	+18.6%	-32%	+14.9%	+27.3%	-0.5%	-1.4%
Replacement	+2.8%	-2.0%	+11.4%	+14.8%	+5.4%	+5.8%

The market information published by the Group should be treated as decision-making material for the benefit of investors. Michelin shall not be held directly or indirectly liable as a result of use of this information and analyses.

No 3 - Full Year 2007 Results Presentation – Paris – February 15, 2008

MICHELIN


Net Sales up +6.5 %
at Constant Exchange Rates
17,451
16,867
+6.5%
+3.0%
16,384
16,384
2006
2007
At current exchange rates
Excluding currency effect
Net sales in EUR million
No 4 - Full Year 2007 Results Presentation – Paris – February 15, 2008
MICHELIN


Net Sales up +6.5 %
at Constant Exchange Rates
+ 548
+ 519
- 584
Price mix
+ 3.2%
+ 483
Currency
- 3.3%
Volumes
+ 3.2%
16,384
16,867
+ 3.0%
Δ 2007 / 2006
(in EUR million)
as a % of net sales
2006
Net Sales
2007
Net Sales
MICHELIN

Volume growth picked up in Q4

	Q1	Q2	Q3	Q4	Total
Volume growth	4.90%	2.30%	1.40%	4.00%	3.20%

MICHELIN


The price mix more than offset external cost increases
+548
+200
-82
-217
-142
+ 307
Volumes
*Other expenses
Exchange rates
External costs
(incl. raw materials EUR 72m)
Price mix
1,338
1,645
+ 22.9%
Δ 2007 / 2006
(in EUR million)
2006
Operating income before non-recurring items
2007
Operating income before non-recurring items
*Other expenses: EUR 74m one-off in connection with application of the new French Social Security Law 2008 relative to end-of-career compensation voted in December 2007
No 7 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN


Gross Margin Improvement and Streamlined Structure Costs
up 1 point
0.5 point improvement
28.9%
29.9%
20.7%
20.2%
FY 2006
FY 2007
FY 2006
FY 2007
Gross income
SG&A
as a % of sales
No 8 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN

Productivity gains are in line with the « 2010 Horizon » plan

Payroll
as a % of net sales

2005	2006	2007
30.7%	28.8%	27.6%*

* Excluding EUR 74m one-off in connection with application of the new French Social Security Law 2008 relative to end-of-career compensation voted in December 2007

No 9 - Full Year 2007 Results Presentation – Paris – February 15, 2008

MICHELIN


2007
MICHELIN


All reporting segments improved profitability
2006
2007
8.2%
9.2%
6.6%
7.6%
12.4%
17.8%
8.2%
9.8%
Passenger Car & Light Truck
Truck
Specialty Operations
Total
Operating margin before non-recurring items as a % of net sales
MICHELIN
No 11 - Full Year 2007 Results Presentation - Paris - February 15, 2008


Passenger Car / Light Truck & Related Distribution
Eur m
07/ 06
Group %
Net Sales
9,041
+0.6%
54%
Excluding currency effect
+4.5%
Operating income before non-recurring items
830
+12.8%
50%
Operating margin before non-recurring items
9.2%
+1.0 pt
MICHELIN
No 12 - Full Year 2007 Results Presentation - Paris - February 15, 2008

Passenger Car & Light Truck



- Very satisfactory increase in tire sales volume
- Launch of Michelin Energy Saver
- Launch of SUV Michelin Latitude range
- Primacy Alpin rated No 1 by ADAC
- 400th TyrePlus shop opened in China
- Streamlined industrial footprint

No 13 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN

Truck & Related Distribution



	Eur m	07/ 06	Group %
Net Sales	5,639	+4.1%	33%
Excluding currency effect		+7.0%	
Operating income before non-recurring items	427	+19.6%	26%
Operating margin before non-recurring items	7.6%	+1.0 pt	

No 14 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN


Truck & Bus
• Strong sales volume growth especially in China & Russia. Positions strengthened in North America in spite of a bearish environment
• 1m Michelin Durable Technologies tires sold
• Launch of Michelin X Energy, Michelin XOne Maxi Trailer, and Michelin X Coach
• Shenyang truck capacity to double by 2010 (China)
• Acquisition of Oliver Rubber in the USA
No 15 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN

Specialty Tires

	Eur m	07/ 06	Group %
Net Sales	2,187	+10.7%	13%
Excluding currency effect		*+14.3%*	
Operating income before non-recurring items	388	+58.4%	24%
Operating margin before non-recurring items	17.8%	+5.4 pts	

No 16 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN

Specialty Tires

- Strong volume growth in a highly supportive environment
- 50% capacity increase of Lexington Earthmover plant by end 2008
- New Earthmover plant in Brazil at Campo Grande
- Industrial base rationalized and the Bourges (Aircraft) and Lasarte (Motorcycle) plants specialized

MICHELIN

No 17 - Full Year 2007 Results Presentation – Paris – February 15, 2008



Result
MICHELIN
No 18 - Full Year 2007 Results Presentation

Net Income up 35% to EUR 772m

In EUR million	2007	2006	2007 / 2006
Net Sales	16,867	16,384	+3.0%
Operating Income before non-recurring items	1,645	1,338	+22.9%
% of Net Sales	*9.8%*	*8.2%*	*+1.6 point*
Non-recurring items	-326	-220	-
Operating Income	1,319	1,118	+ 17.9%
Net Interest charges	-265	-180	-
Tax	-299	-369	-
Net Income from associated companies	17	4	-
Net Income	772	573	+34.7%


MICHELIN

No 19 - Full Year 2007 Results Presentation - Paris - February 15, 2008

EBITDA, Operating & Free cash flow improved significantly

In EUR million	2007	2006	2007/2006
EBITDA* (before non recurring items)	**2,468**	**2,209**	**+259**
Change in Inventory	-132	-252	+120
Change in Trade Receivables	+229	-61	+290
Other items	-703	-705	+2
OPERATING CASH FLOW	**1,862**	**1,191**	**+671**
Gross Capex	-1,340	-1,414	+74
Other items	-89	+184	-273
FREE CASH FLOW**	**+433**	**-39**	**+472**

* **EBITDA** before non-recurring items: operating income excluding depreciation and PP&E value impairment
****Free Cash Flow**: Operating Cash Flow – Capex

MICHELIN

No 20 - Full Year 2007 Results Presentation - Paris - February 15, 2008

€472m Free Cash Flow Improvement

Change EUR +472m

2005	2006	2007
-124	-39	+433

(In EUR million)

No 21 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN


Net debt declined EUR 464m
+215
Dividends
-107
Exchange rate effect
- 433
Positive Free Cash Flow
-139
Other changes Non cash
- 464
4,178
Jan 1, 07 Net debt
In EUR million
3,714
Dec 31, 2007 Net debt
No 22 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN


Gearing further improved
GEARING
90%
89%
70%
2005
2006
2007
No 23 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN


EUR 1.60 per share Dividend
to be proposed at May 16, 2008
Annual Shareholders Meeting
(Eur/share)
0.80
0.85
0.93
0.93
1.25
1.35
1.45
1.60
2000
2001
2002
2003
2004
2005
2006
2007
No 24 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN


MICHELIN
No 25 - Full Year 2007 Results Presentation

2008 Tire Market Prospects driven by emerging markets

PASSENGER CAR/LIGHT TRUCK

	Europe	North America	Asia	South America	Africa & Middle East	Total
Original Equipment	+1%	-4.5%	+8%	+3%	+14%	+1.5%
Replacement	+1.5%	+1%	+5%	+4%	+4%	+3%

TRUCK (radial markets)

	Europe Excl. CIS	North America	Asia	South America	Africa & Middle East	Total
Original Equipment	+9%	-0.5%	+15%	+14%	+4%	+8.5%
Replacement	+2%	-4%	+8%	+6%	+4%	+3.5%

The market information published by the Group should be treated as decision-making material for the benefit of investors. Michelin shall not be held directly or indirectly liable as a result of use of this information and analyses.

MICHELIN

No 26 - Full Year 2007 Results Presentation – Paris – February 15, 2008


Extra Raw Material Cost Burden
+ EUR 200m expected in 2008 (e)
+€320m
+€360m
+€450m
+€ 740m
+€72m
+€200m
+€2.1bn
2003
2004
2005
2006
2007
2008
Total
No 27 - Full Year 2007 Results Presentation - Paris – February 15, 2008
MICHELIN


Outlook for 2008
2008 Tire Market Prospects driven by emerging countries
Extra raw material cost burden of €200 m should be offset by price increases
Further Industrial productivity improvement and SG&A cost reduction
Provided there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008
No 28 - Full Year 2007 Results Presentation - Paris – February 15, 2008
MICHELIN


2010 Horizon
MICHELIN
No 29 - Full Year 2007 Results Presentation

2010 Horizon

Gain competitive edge

Expand in high-growth markets

Step up product differentiation strategy

No 30 - Full Year 2007 Results Presentation - Paris - February 15, 2008

MICHELIN


Gain competitive edge
The 30% productivity gain target will be more than achieved
Productivity Index
150
140
130
120
110
100
90
80
70
60
2005
2006
2007
2008
2009
2010
Productivity Index: Tons / Day / Headcount
MICHELIN


Gain competitive edge
Increase substantially average site size in 2005 - 2012
+60%
51%
25%
2005
2010 (e)
2012 (e)
% tire produced in > 100,000 ton site capacity
* Passenger car and Truck tire production only
No 32 - Full Year 2007 Results Presentation - Paris - February 15, 2008
MICHELIN


Expand in high growth markets
Strong increase in industrial capacity located in the emerging countries by 2012
Passenger car & LT: +100%
Truck: +40%
Specialty Tires: +100%
MICHELIN
No 33 - Full Year 2007 Results Presentation - Paris - February 15, 2008


Step up product differentiation strategy
X One
MICHELIN ENERGY
XDA 2 ENERGY
Market Transformer
MICHELIN
No 34 - Full Year 2007 Results Presentation - Paris - February 15, 2008


Gain competitive edge
Expand in high-growth markets
2010 Horizon
Step up product differentiation strategy
MICHELIN


Agenda
78E SALON DE L'AUTO GENEVE 6-16 MARS 2008
2008 MONDIAL DE L'AUTOMOBILE 4-19 OCTOBRE
PARIS MOTOR SHOW
•Financial Information to March 31, 2008 April 28, 2008
• Annual Shareholders Meeting May 16, 2008
• Half-Year Financial Results July 30, 2008
• Paris Auto Show October 1, 2008
MICHELIN

Maybe someday
you'll have Michelin
Reinforced tyres, too.

Comments on 2007 Results

2007 Tire Markets

The world tire market **was worth USD 110 billion in 2007**[1]: with light vehicles accounting for 60% and trucks for nearly 30%[2]. In terms of units sold, the market amounted to 1.2 billion passenger car and light truck tires and 150 million truck and bus tires. Its value tripled in 20 years.
The tire industry is highly concentrated with the three largest manufacturers accounting for close to 50% of world sales[1].
The tire markets are less cyclical than the automotive sector's because they are chiefly replacement markets. Michelin makes more than 70% of its sales to replacement markets, which are growing by 2% to 3% a year.
The industry enjoys bright, sustainable growth prospects as the mobility of goods and people goes hand-in-hand with economic development. Some 500 million light vehicles should be added to the global automotive fleet which is slated to reach 1.3 billion units by 2030. By then, the distance driven in cars should have increased 65%, and as much as 85% in the case of road freight[3].
With **emerging countries experiencing vigorous growth,** the volume increase in tire demand should gradually become fairly evenly distributed between industrial and developing countries.
Growing environmental concerns across the globe and the trend in favor of top-of-the-range vehicles **generate value-added opportunities across tire markets.** These include road user expectations for more comfort and trucking companies expectations for increased returns and reliability.
Beyond their volume and value growth, markets are undergoing profound changes dictated by the need to save energy and raw materials and growing expectations in terms of health and safety. To rise to these new challenges, the ability to innovate is a major strategic advantage.

[1] Source Tire Business, August 2007
[2] Michelin estimates
[3] Source International Energy Agency, Michelin estimates

Please refer to the detailed presentation of Group markets and ranking in Michelin's Factbook 2008, downloadable from www.michelin.com/corporate.

Breakdown of world market by product type (in value)


60% Passenger car / Light truck
28% Truck
6% Earthmover
3.5% Two-Wheel
2% Agricultural
0.5% Aircraft

Source: 2007 market estimated by Michelin

Breakdown of world market by manufacturer


17.2% Bridgestone
17.2% Michelin
16.0% Goodyear
30.5% Average-sized players
19.1% Local players

Source: 2006 market share figures (Tire Business, August 27, 2007)

Regional breakdown of world market in volume
Metric ton equivalent


29% North America
25% Europe
12% China
7% Japan
12% Other Asian countries
9% Africa & Middle-East
6% South America

New Passenger Car and Light Truck and Truck tires (Michelin estimates)

In 2007, the tire markets posted satisfactory growth in the emerging countries, and in Asia and South America in particular. In Europe and North America, however, the trends varied considerably from segment to segment and market to market.

- Truck tire markets posted dynamic growth in Europe, Asia and South America, driven by booming economies: this was particularly true of Eastern Europe, China and Brazil; in North America, the sharp expected decline of the original equipment market was matched by a reduction in replacement demand, reflecting a bearish economic environment.
- In the passenger car and light truck tire market, replacement demand posted approximately 3% growth across world regions, with the notable exception of Europe, where markets were down 1.6% due to poor performance in the winter tire market.


Passenger car and light truck tires
(In millions of units)


300
250
200
150
100
50
0
2006
2007
Europe RT
Europe OE
North America RT
North America OE

Source: Michelin estimates
Europe excluding Russia


Truck tires
(In millions of units)


20
16
12
8
4
0
2006
2007
Europe RT
Europe OE
North America RT
North America OE

Source: Michelin estimates
Radial tires
Europe excluding Russia

REPLACEMENT MARKETS

Passenger car and light truck tire demand grew approximately 3% across world regions, with the notable exception of Europe, which experienced a mild winter season, and therefore poor winter tire sales. In North America, market trends reflected the high level of imports from Asia.

In the truck tire market, North America was the only market to decline. Eastern Europe, Brazil and China experienced strong growth.

Passenger Car and Light Truck

Passenger car and Light truck markets	2007 Replacement market	H1 2007 Replacement market	H2 2007 Replacement market
Europe	-1.6%	+0.8%	-4.0%
North America[1]	+3.0%	+2.1%	+3.9%
Asia	+2.8%	+2.7%	+3.0%
South America	+3.3%	+1.8%	+4.7%
Africa Middle-East	+3.3%	+3.0%	+3.6%
Total	+1.4%		

[1] *United States, Canada and Mexico*

European markets declined 1.6% due to a 6% year-on-year drop of the winter tire market, particularly in Germany, Switzerland and Austria, which together account for two thirds of the European market in this segment. An unfavorable base for comparison (the market had been boosted in 2006 by new regulatory requirements) and a second mild winter in a row accounted for weak demand for this type of fitment.
Globally, Western European markets dropped a sharp 3.6%, while Eastern Europe's were up almost 6%. Of the Western European markets, only Greece, Norway, Ireland, Switzerland and the Netherlands experienced satisfactory growth. And the largest declines were recorded in Denmark, Germany, Austria and Italy. In Eastern Europe, growth was particularly strong in Poland, the Baltic countries, the Czech Republic, Bulgaria and Russia.

Except for the winter segment, the market was further enriched: the V & Z (higher speed rating segments) posted 6.5% growth, whereas the S & T mass segment slipped 6.4%. Note further +11.8% significant growth in the SUV segment.

In North America market growth was satisfactory, although, in the midst of the uncertainties due to the subprime crisis in the United States, continued high fuel prices dampened demand; part of the explanation lies in a further increase in imports from Asia, China in particular. This was especially true in the second half.

The American market was up 3%, Canada 3.3% and Mexico 2.3%; the slowdown in the Mexican market's growth should be viewed in light of the new tax provisions hitting high retailer inventory build up at year-end. This, therefore, tended to depress sales in December.

As in Europe, mix was further enriched: the SUV segments rose 8.6% and the high-performance V&Z segment posted 11.4% year-on-year growth, while the S&T entry-level segment was down a sharp 5.3%.

South America's market was up more than 3%, reflecting rising living standards in most of the region's countries.

In Asia, nearly 3% satisfactory market growth conceals very different situations: the zone's developing countries posted further solid growth: China (+20%), India (+10%), Vietnam (+15%), Malaysia (+7%); on the contrary, in the mature countries demand declined, moderately in Australia, Taiwan and Korea, and more sharply in Japan (-4.5%).

Truck

Truck markets*	2007 Replacement market	H1 2007 Replacement market	H2 2007 Replacement market
Europe[1]	+2.8%	+6.3%	-0.2%
North America[2]	-2.0%	-4.5%	+0.4%
Asia	+11.4%	+8.7%	+13.6%
South America	+14.8%	+10.4%	+19.1%
Africa Middle-East	+5.4%	+3.3%	+7.5%
Total	+5.8%		

**Radial only*

[1] Europe excluding Russia

[2] United States, Canada and Mexico

In Europe, 2007 was marked by widely differing situations: the first half posted strong 6% growth, chiefly driven by Eastern Europe together with large truck fleets sold in 2004 - 2005 nearing tire removal time. On the other hand, the second half was stable versus the same period of 2006. The last two months were sharply down some -4% - 5%. Globally over the full year, Western European demand was up 1.2%; growth was far more robust in the Eastern European countries, up approximately 9%.

Change in Europe's Truck replacement market
In millions of radial tires
Europe excluding Russia - 12-month rolling


13.8
13.6
13.4
13.2
13.0
12.8
12.6
12.4
12.2
12.0
11.8
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In North America, the seasonal trends were reversed versus Europe: markets, after a sharp -4.5% year-on-year decline in the first-half 2007, posted a slight 0.4% year-on-year growth in the second half. Overall, the radial market was down 2%. Our analysis suggests that this trend reflects lower Asian tire manufacturer sales in North America.
The retread market was down slightly.

Change in North American Truck replacement market
In millions of radial tires
12-month sliding


20.4
20.2
20.0
19.8
19.6
19.4
19.2
19.0
18.8
18.6
18.4
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In South America, market growth accelerated in the second half (+19.1% year-on-year) after a 10% plus growth in the first half. Two growth drivers were noted during the reporting period:

- Brazil's buoyant agri-food sector boosted by strong demand combined with fast growing bio-fuel demand.
- The region's economic dynamism.

Change in Brazilian Truck replacement market
In millions of radial tires
12-month sliding


3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In Asia, demand for radial tires posted robust growth, which further accelerated toward the year-end. Trends, however, differed widely from country to country: China and Australia were up 17%, while the Japanese and Thai markets stagnated at the previous year's level. Markets are quickly becoming radialized.

In Africa and the Middle East, the market trended up and continued to switch to radial tire technology.

ORIGINAL EQUIPMENT MARKETS

In the developed countries, trends were quite varied: extremely dynamic European truck tire and, to a lesser extent, passenger car and light truck tire markets, driven by Eastern Europe; strong decline (largely anticipated by all sector players) of the North American truck tire market, while the passenger car and light truck market showed signs of recovery at year's end.

In the emerging countries, robust demand was confirmed in both passenger car and light truck and truck tire markets, especially in China and Brazil.

Passenger Car and Light Truck

Passenger car and Light truck markets	2007 Original Equipment market	H1 2007 Original Equipment market	H2 2007 Original Equipment market
Europe	+4.5%	+2.8%	+6.2%
North America[1]	-1.8%	-5.8%	+2.0%
Asia	+8.1%	+6.4%	+9.8%
South America	+19.7%	+9.9%	+31.0%
Africa Middle-East	+3.4%	+3.0%	+3.8%
Total	+5.0%		

[1] *United States, Canada and Mexico*

In the second half of 2007, all original equipment passenger car and light truck markets were up year-on-year. North America's tire market experienced a 2% rebound in the second half 2007 whereas it had declined nearly 6% year-on-year in the first half. Overall, the market decline was reduced to 1.8% for the full year. The European market kept trending up throughout the year, underpinned by growth in Eastern European OEM business. In South America, market growth was significant and reflected rising living standards and eased borrowing terms.

Truck

Truck markets*	2007 Original Equipment market	H1 2007 Original Equipment market	H2 2007 Original Equipment market
Europe[1]	+18.6%	+13.4%	+24.4%
North America[2]	-32.0%	-24.6%	-39.6%
Asia	+14.9%	+10.2%	+18.9%
South America	+27.3%	+29.2%	+25.4%
Africa Middle-East	-0.5%	-0.5%	-0.5%
Total	-1.4%		

**Radial only*

[1] Europe excluding Russia

[2] United States, Canada and Mexico

In Europe, the growth dynamics never slowed down during the year: after some 13% year-on-year growth in the first half 2007, demand leaped a further 25% year-on-year in the second half. The market posted almost 19% overall growth. This was mainly driven by Eastern Europe (Poland, Romania and the Baltic countries), and by Germany and Spain. On the other hand, demand was rather weak in the UK and the Netherlands. It was stable in France and Italy. Overall, growth reached 50% in Eastern Europe and 2% in Western Europe. Exports continued to be a key growth driver.

Change in Europe's Truck Original Equipment market
In millions of radial tires
Europe excluding Russia - 12-month sliding


6.6
6.4
6.2
6.0
5.8
5.6
5.4
5.2
5.0
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In North America, market decline accelerated in the second half (-39.6% year-on-year), as compared to a 24.6% decline in the first half 2007. In the absence of any sign of recovery at year-end and the market should continue to report negative trends in early 2008, with a still unfavorable base effect, since the market contraction only truly started in the second quarter 2007.

Change in North American Truck Original Equipment market
In millions of radial tires
12-month sliding


7.6
7.2
6.8
6.4
6.0
5.6
5.2
4.8
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In South America, the market trended up throughout the year, mainly driven by new truck demand in Brazil. Growth drivers were the same as those observed in the very supportive replacement market, namely vigorous recovery of the farming industry in both the agrifoods and the biofuel sectors.

Change in Brazilian Truck Original Equipment market
In millions of radial tires
12-month sliding


1.6
1.5
1.4
1.3
1.2
1.1
1.0
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07

In Asia, original equipment radial tire market trends reflected early purchases ahead of introduction of new environmental standards due in 2008. China, the world's largest truck market, posted double-digit growth and clearly drove the market.


Strong on the last mile.

Outlook for 2008

Michelin expects tire markets to be driven by the dynamics of the emerging countries.

2008 Estimated Tire Market Trends	Europe	North America	South America	Asia	Africa Middle East	Total
Passenger Car / Light Truck Original Equipment	+1%	-4.5%	+3%	+8%	+14%	+ 1.5%
Passenger Car / Light Truck Replacement	+1.5%	+1%	+4%	+5%	+4%	+3%
Truck Original Equipment**	+9%*	-0.5%	+14%	+15%	+4%	+ 8.5%
Truck Replacement**	+2%*	-4%	+6%	+8%	+4%	+ 3.5%

* Excluding Russia ** Radial only

Michelin Sales

EUR million	2007	2006	% change
Sales	16,867	16,384	+3.0%
Excluding exchange rates			+6.5%

Net sales were up 3.0% to EUR 16,867 million. At constant exchange rates, they rose 6.5%.
2007 was marked by a return to growth.

ANALYSIS OF IMPACT ON SALES


■ H1 2007 (%)
□ H2 2007 (%)
■ 2007 (%)
+4.7%
+1.2%
+3.0%
+3.6%
+2.8%
+3.2%
+4.4%
+2.1%
+3.2%
-3.2%
-3.5%
-3.3%
Total
Volumes
Price mix
Exchange rates



The following factors account for this change:

● **+ 3.2% strongly positive volume effect**
- Very satisfactory increase in Passenger Car and Light Truck tire sales volume after several years of modest growth; in the Replacement segment, all regions posted substantial growth; the sales performance was particularly strong in Africa and the Middle East;
- Benefiting from rather supportive markets, Truck tire sales volumes posted sharp progress; the Group was able to retain high sales volumes in a dramatically declining North American market.
- Specialty tire sales volumes recorded strong growth across all segments.

● **The price-mix effect remained a high + 3.2% at constant exchange rates**
- Impact, at the beginning of the year, of price increases principally passed at the end of 2006; note that the 4th quarter 2007 impact was much weaker as the bulk of Michelin's price increases had been passed in the 4th quarter 2006.
- Further enrichment of the brand and segment mixes.

● **Very negative (-3.3%) currency impact** due, in particular, to depreciation versus the euro of the US dollar (-8.3%), the Mexican peso (-8.5%), the Japanese yen (-9.4%) based on average rates.

SEMESTER ON SEMESTER CHANGES

Michelin semester on semester net sales change versus 2006:

	2007 / 2006 (€m)	2007 / 2006 (%)	H1 07 / H1 06 (€m)	H1 07 / H1 06 (%)	H2 07 / H2 06 (€m)	H2 07 / H2 06 (%)
Total change	**+483**	**+3.0%**	**+379**	**+4.7%**	**+104**	**+1.2%**
Volumes	+519	+3.2%	+286	+3.6%	+233	+2.8%
Price mix	+548	+3.2%	+369	+4.4%	+179	+2.1%
Exchange rates	-584	-3.3%	-276	-3.2%	-308	-3.5%
Scope	-	-	-	-	-	-

CHANGE IN SALES BY BUSINESS SEGMENT

Michelin net sales change by reporting segment, in line with the reporting adopted on January 1, 2005.

- Passenger car and light truck tires and related distribution operations
- Truck tires and related distribution operations
- Specialty Operations: Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

EUR million	H1 2007	2007 / 2006	H1 2007	H1 07 / H1 06	H2 2007	H2 07 / H2 06
Group	**16,867**	**+3.0%**	**8,402**	**+4.7%**	**8,465**	**+1.2%**
Passenger car / Light truck and related distribution	9,041	+0.6%	4,489	+2.8%	4,552	-1.6%
Truck and related distribution	5,639	+4.1%	2,746	+4.5%	2,893	+3.7%
Specialty Operations	2,187	+10.7%	1,167	+13.4%	1,020	+7.8%

Passenger Car and Light Truck and Related Distribution - Sales analysis

In Europe, In replacement, in what was a weak market, Michelin's sales volumes posted satisfactory trends. The Group was able to keep pace with strong growth in the Eastern European markets, especially Russia's. In the winter segment, Michelin gained market share on the back of a high-performance line up. Net sales benefited from a very positive mix effect driven by market enrichment.
In Original equipment, Group sales were in line with a supportive market.

In North America, In the replacement segment, sales volumes in tons lagged the market slightly. Michelin benefited from mix enrichment and from the impact of price increases passed in 2006: this translated into a significant increase in unit sales prices. Michelin brand positions remained globally stable, with strong growth in most of the value-added, high-performance segments. Following two years of pronounced decline in private and associate brand sales, an upturn was recorded in this segment.
In Original Equipment, in a declining market, Michelin further strengthened its positions through increased sales volumes across its customer portfolio of U.S., Japanese and European OEMs.

In South America, in a market up more than 3% driven by brisk OE business, Michelin's sales slighthly underperformed the market. The brand and segment mix was further enriched, enabling market share gains in the SUV and high-performance segments. Asian imports continued to grow.
In Original equipment, the Group made the most of a highly buoyant market and posted strong sales volume growth.

In Asia, In replacement, sales volumes outperformed the market. Commercial performance was particularly remarkable in Thailand, Australia, South Korea, India and Taiwan. In China, the Michelin brand consolidated its positions. In Japan, Group sales were globally in line with the market. The price increases passed across the zone stuck and underpinned strong unit sales prices increases.

In Africa and the Middle East, in a supportive market, Michelin sales were robust and enabled a further strengthening of Group positions in Turkey, South Africa and the Gulf Countries.

Truck and Related Distribution - Sales analysis

In Europe, In the replacement segment, the Group retained its new and retread market share in Western and Eastern Europe despite supply tensions due to lack of industrial capacity. Note a strong commercial performance in Russia, which remains a very buoyant market. In this context, the price increases passed in the reporting period were sustained. The "Michelin Durable Technologies" premium line up is highly successful and already accounted for 5% of 2007 sales, with the only restraint factor being industrial capacity. The Michelin XDN2 Grip tire, which delivers significant fuel savings has become the market benchmark. Michelin Fleet Solutions operations (tire services for large fleets) is fast-expanding in Western and Eastern Europe. Currently, 280,000 trucks are covered by MFS contracts in Europe.
In Original Equipment, Group sales posted strong growth in both the power unit and trailer tire segments. Sales visibility remains satisfactory as order books are full until September 2008.

In North America, in a radial **replacement** market down -2%, the Group gained further market share. 2007 was the second year in a row of market decline. Note that the market has never been known to decline for 3 years in a row. "Michelin Durable Technologies" products confirmed their potential and sales volumes were sharply up versus 2006.
The contract awarded by the U.S. Department of Defense has contributed to year-on-year volume growth.
With the acquisition of Oliver, Retread operations further expanded, translating into market share gain. The tier 2 Oliver brand is complementing the MRT top-of-class offering. The number of retread operators who have switched to Michelin Retread Technology has kept growing.
In the **Original equipment** market that slumped sharply, Group sales were resilient. The Group confirmed its leading position in North America's OE market.

In South America, high growth in both the replacement and original equipment markets generated supply chain tensions. The health of Brazil's economy and that of the agribusiness in particular, drove replacement market growth. Double-digit volume sales growth was limited only by lack of capacity. In **Original Equipment**, Group double-digit sales growth trends were confirmed in both the power unit and trailer segments. In the near future, additional capacity at the Campo Grande plant will help cater to strong demand.

In Asia, Replacement sales grew significantly, especially in China and Australia where the Group is gaining market share. In Australia, sales were boosted by a booming mining sector. With the doubling of capacities at the Shenyang plant, Michelin will be better able to satisfy strong Chinese demand. In Japan, winter sales declined as a result of a very mild winter.
In the Retread market, the Group strengthened its positions.
In Original Equipment, Michelin continued on its dynamic growth path and strengthened its positions.

In Africa and the Middle East, Michelin benefited from the fast pace of market radialization. The Group is developing especially in Turkey, South Africa, Morocco, Algeria, Saudi Arabia and the Gulf countries. Sales have posted improvements at both country and product levels. The Retread business expanded with opening of a 2nd retread facility in Saudi Arabia and one in Dubai.

Specialty Operations - Sales analysis

- In 2007, **Earthmover** world tire demand remained very strong except for the construction industry in the United States, which was down approximately 25%. Despite a gradual build up of industrial capacity by the principal tire manufacturers, the imbalance between supply and demand is still strong and full demand for the mine and quarry sectors could not be satisfied.
Michelin's net sales rose significantly, both on the back of strong sales volume increases, and the full impact of the price increases implemented in 2006 and in early 2007. The increase in sales volumes was achieved thanks to the capacity increase investments made in recent years, especially in the USA. at Lexington.

- In the **Agricultural** tire segment, 2007 witnessed a strong increase in agricultural machinery production; this was particularly the case in the lead tractor segment (more than 150 hp), that posted double-digit growth. This drove strong Original Equipment tire growth; replacement tire markets, on the other hand, remained slightly below 2006 levels, but they keep getting richer due to both further radialization and to ever increasing demand for higher value-added products.
With enhanced customer supply operations and new product launches, Michelin posted strongly improved sales from both the volume and value standpoints. In Original Equipment, the Group strengthened its ties with the larger OEMs in its capacity as a major actor in lead tractor tire supplies for the top-of-the-range machinery. In the replacement tire market, Group "premium" brand penetration (Michelin and Kleber) was accelerated, thus favoring unit sales price improvements.

- In Original Equipment, the main **Two-wheel** tire markets for motorized cycles further progressed year-on-year, in both the mature and developing markets where new registrations posted double-digit growth. The replacement markets benefited from this trend which started a few years ago.
Michelin's sales volumes shot up, confirming the trends already recorded in previous years. This good performance was mainly accounted for by the success of the new radial line up in the "touring" segment (Michelin Pilot Road 2) and by good sales performance in some new markets such as South America's. Net sales were also up significantly.

- In 2007, demand remained sustained in all **Aircraft** tire markets, and, in radial technology, significant imbalance between tire manufacturer supply and airline demand was not resorbed at year-end.
Michelin sales posted significant growth, both in volume and sales terms, despite the negative impact of the euro/dollar currency effect. Both fresh capacity commissioning and signature of new contracts with airlines fuelled this growth recorded in all regions.

- **Maps and Guides** operations experienced a mixed environment: cartography was declining and the industry concentrated with the absorption of Téléatlas by another player. Michelin renewed its range with launch of a new collection of maps for the French departments (200 thousandth scale). In the tourist guide segment, the Group further revamped its Green Guide collection and enriched the offering of its new Voyager Pratique collection in French and Spanish. The Red Guides were further internationalized with launch of the highly successful Tokyo Guide in November 2007 and two new United States guides (Los Angeles and Las Vegas).

- The **ViaMichelin** web-based and contents operations posted further dynamic growth. A Polish language site has been created and ViaMichelin has been extended to cover South of Africa, Hong Kong, Singapore, Thailand, Indonesia and also Mexico. The B2B offering was extended, which boosted sales. Trafic data sales also grew significantly.
In the personal navigation segment, ViaMichelin announced that from 2008 it will no longer develop new GPS ranges and will continue to sell the current ranges and provide the related after-sales services.

MAIN CURRENCY CHANGES

The impact of currency on sales growth was extremely negative. Euro appreciation versus the US dollar accounted for most of this impact.

	2007 average exchange rate	2006 average exchange rate	Change
Euro / USD	1.371	1.257	+9.1%
Euro / CAD	1.469	1.425	+3.1%
Euro / MXN	14.976	13.707	+9.3%
Euro / BRL	2.666	2.734	-2.5%
Euro / GBP	0.684	0.682	+0.4%
Euro / PLN	3.783	3.896	-2.9%
Euro / JPY	161.233	146.111	+10.3%
Euro / THB	46.804	47.613	-1.7%

SALES BY REGION

EUR million	2007	2007 / 2006	H1 2007	H2 2007
Group	**16,867**	**+3.0%**	**8,402**	**8,465**
Europe	8,503	+6.1%	4,285	4,218
North America (incl. Mexico)	5,517	-3.9%	2,700	2,817
Other	2,847	+8.3%	1,417	1,430

EUR million	2007	% of total	2006	% of total
Group	**16,867**		**16,384**	
Europe	8,503	50.4%	8,017	48.9%
North America (incl. Mexico)	5,517	32.7%	5,738	35.0%
Other	2,847	16.9%	2,629	16.0%

Europe accounted for 50% of 2007 Group sales versus 49% in 2006, and **North America** 33% versus 35%. This drop was due partly to the weak US dollar versus the euro and partly to a difficult trading environment especially in the truck tire segment in the United States. With a 17% share, the relative weight of the **other regions** in overall Group sales has increased.
The emerging markets accounted for 27% of Group sales volumes (in tons) in 2007 versus 25% in 2006.

Breakdown of Sales at December 31, 2007


50% Europe
33% North America
17% Other

Breakdown of Sales at December 31, 2006


49% Europe
35% North America
16% Other

Consolidated Income Statement

EUR million, except per share data	2007	2006	2007 / 2006	2007 (% of sales)	2006 (% of sales)
Sales	**16,867**	**16,384**	**+3.0%**		
Cost of sales	(11,817)	(11,653)	+1.4%	70.1%	71.1%
Gross income	**5,050**	**4,731**	**+6.7%**	**29.9%**	**28.9%**
Sales and marketing expenses	(1,803)	(1,799)	+0.2%	10.7%	11.0%
Research and development expenses	(571)	(591)	-3.4%	3.4%	3.6%
General and administrative expenses	(937)	(965)	-2.9%	5.6%	5.9%
Other operating income and expenses	(94)	(38)	+147.4%	0.6%	0.2%
Operating income before non-recurring income and expenses	**1,645**	**1,338**	**+22.9%**	**9.8%**	**8.2%**
Non-recurring expenses	(326)	(220)	+48.2%	1.9%	1.3%
Operating income	**1,319**	**1,118**	**+18.0%**	**7.8%**	**6.8%**
Cost of net debt	(294)	(315)	-6.7%	1.7%	1.9%
Other financial income and expenses	29	135	-78.5%	0.2%	0.8%
Share of profit / (loss) from associates	17	4	+325.0%	0.1%	0.0%
Income before taxes	**1,071**	**942**	**+13.7%**	**6.3%**	**5.7%**
Income tax	(299)	(369)	-19.0%	1.8%	2.3%
Net income	**772**	**573**	**+34.7%**	**4.6%**	**3.5%**
Attributable to Shareholders	774	572	+35.3%	4.6%	3.5%
Attributable to non-controlling interests	(2)	1			
Earnings per share (in euros)					
Basic	5.32	3.95	+34.7%		
Diluted	5.22	3.94	+32.5%		

INCOME STATEMENT BY FUNCTION

Gross Profit

In 2007, **gross margin** was up EUR +319 million to EUR 5,050 million versus EUR 4,731 million year-on-year. The bulk of this improvement was accounted for by the price mix, up EUR +548 million, which more than offset EUR +142 million external cost increases. The additional cost burden due to raw materials amounted to EUR 72 million. Logistics and energy costs were up EUR 32 million.
As a % of sales, gross margin rose 1 point to 29.9%.


Group gross margin
as a % of sales
2006
2007
29.3%
30.8%
28.4%
29.1%
28.9%
29.9%
H1
H2
FY
From Gross Profit to Operating Income
EUR million
+319
-4
+20
+28
-56
+307
Gross profit increase
Sales & Marketing costs increase
R&D costs decrease
General & Administrative costs decrease
Other operating costs increase
Operating income before non recurring items increase

Operating Expenses accounted for 20.2% of sales in 2007 versus 20.7% in 2006. Excluding a one-off EUR 74 million expense in connection with impact of the French Social Security Law relative to end-of-career compensation, operating expenses would have accounted for 19.7% of sales.
The 1-point gross margin improvement and the 0.5 reduction in overheads contributed to the 1.6 point improvement to operating margin before non-recurring items.

Sales and marketing expenses were stable at EUR 1,803 million versus EUR 1,799 million in 2006.
As a percentage of sales, those expenses were down from 11% in 2006 to 10.7% in 2007.

Research & Development Expenses were down -3.4%: they amounted to EUR 571 million in 2007 versus EUR 591 million in 2006. They accounted to 3.4% of sales versus 3.6% in 2006, a change in line with the Group's strategy of enhancing research and development efficiency.

At EUR 937 million, **General and Administrative Expenses** were down EUR -28 million (-2.9%). As a percentage of sales, they accounted for 5.6%, versus 5.9% in 2006. This trend is in line with the Group's SG&A cost savings objectives.

Other Operating Expenses include in particular the cost of benefits paid to retirees (EUR 55m), EUR 74m one-off expenses in connection with application of the French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, and EUR 19 million capital gains resulting from asset disposal. Other operating expenses were up +147%, from EUR 38 million to EUR 94 million.

Factors Contributing to Changes in Operating Income



EUR million
1,338
2006 Operating Income
Price mix
+548
Volume
+200
Other costs*
-82
Exchange rates
-217
External costs**
-142
1,645
2007 Operating Income

** including EUR 74m one-off expenses in connection with application of the French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation*
*** of which EUR 72m raw material cost increase*

OPERATING INCOME BY BUSINESS SEGMENT


Operating Margin by Business Segment
2006
2007
8.2%
9.2%
PC / LT
6.6%
7.6%
Truck
12.4%
17.8%
Specialties
8.2%
9.8%
Group
EUR million
Operating Income 2006
1,338
Passenger car / Light truck
+94
Truck
+70
Specialties
+143
Operating Income 2007
1,645

- Passenger car and light truck tires and related distribution operations
- Truck tires and related distribution operations
- Specialty Operations: Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

Passenger Car and Light Truck and Related Distribution - Analysis of Operating Income

Passenger car / Light truck and related distribution EUR million	2007	2006	2007 / 2006	2007 (% of Group total)	2006 (% of Group total)
Sales	9,041	8,991	+0.6%	54%	55%
Operating income before non-recurring items	830	736	+12.8%	50%	55%
Operating margin before non-recurring items	9.2%	8.2%	+1.0pt		

Underpinned by further enrichment of the brand and segment mixes and by productivity gains, the Passenger Car and Light Truck Tire and Related Distribution segment posted operating margin up 1 point; this improvement reflects a combination of several favorable factors including:

- A very satisfactory increase in Passenger Car and Light Truck tire sales volume after several years of modest growth;
- A favorable price effect resulting from the full impact in 2007 of price increases implemented throughout 2006
- Further brand and segment mix enrichments: the Michelin brand further strengthened its positions in the world's largest markets; at the same time, the Group further leveraged the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- Fairly stable raw material costs versus 2006;
- Further productivity gains offset cost inflation.

Truck and Related Distribution - Analysis of Operating Income

Truck and related distribution EUR million	2007	2006	2007 / 2006	2007 (% of Group total)	2006 (% of Group total)
Sales	5,639	5,418	+4.1%	33%	33%
Operating income before non-recurring items	427	357	+19.6%	26%	27%
Operating margin before non-recurring items	7.6%	6.6%	+1.0pt		

The operating income of the Truck tire segment and related distribution was up approximately 20% to EUR 427 million versus EUR 357 million in 2006. The segment's operating margin rose from 6.6% in 2006 to 7.6% in 2007.

This increase resulted from a strong volume effect in Europe, Asia and South America. In North America, in a sharply declining market, the Group was able to strengthen its positions. The growth of the retread market also accounted for this strong increase in volumes.
The price effect offset raw material price increases from, in particular, natural rubber.
The currency impact was, however, sharply negative, since the Group exports from Europe to regions whose currencies depreciated versus the euro (the US dollar, the Canadian dollar, the Chinese yuan and the Japanese yen).

Specialty Operations - Analysis of Operating Income

Specialty Operations EUR million	2007	2006	2007 / 2006	2007 (% of Group total)	2006 (% of Group total)
Sales	2,187	1,975	+10.7%	13%	12%
Operating income before non-recurring items	388	245	+58.4%	24%	18%
Operating margin before non-recurring items	17.8%	12.4%	+5.4pt		

At 17.8% versus 12.4% year-on-year, the third reporting segment's operating margin posted a 5.4 point improvement, sustained by the positive impact of sales volume growth and price increases.

All of the segment's tire businesses contributed to this outstanding performance:
- The price effect was especially robust, in particular, in the Earthmover, Aircraft (following a new round of commercial contract negotiations) and Agricultural segments (benefiting from strong demand for radial agricultural tires);
- Sales volumes were also up, supported by strong demand for high-tech tire products.

OTHER INCOME STATEMENT ITEMS

Raw Materials

External costs (raw materials + logistics + energy) increased EUR 142 million, with raw materials accounting for EUR 72 million of the increase. Natural and synthetic rubber and chemicals accounted for the bulk of the additional cost burden. On the other hand, metal and textile reinforcement prices declined. Raw material purchase costs amounted to EUR 4,449m, versus EUR 4,409 in 2006.


In euros / kg
Change in cost of Group raw material consumption: +1.9% in 2007
2006
2007
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Dec-07

Change in Natural Rubber Prices (SICOM) in 2007


US cents / kg
270
260
250
240
230
220
210
200
190
180
170
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Dec-07
RSS 3
TSR 20

Breakdown of raw material needs for 2007 in value (euros)


32% Natural rubber
22% Synthetic rubber
15% Fillers
14% Chemicals
9% Steelcord
8% Textile

Employee Benefits Costs and Number of Employees

EUR million	2007	2006	% change
Total employee benefits costs	4,732	4,718	+0.3%
*including one-off expense**	*74*	-	
Total employee benefits costs as a % of net sales	28.1%	28.8%	-0.7pt
Employee benefits costs as a % of net sales (excluding one-off expense)*	*27.6%*	*28.8%*	*-1.2pt*
Average number of employees	122,050	126,673	-3.6%
Total number of employees at December 31	121,356	123,975	-2.1%
Number of employees at December 31, full time equivalent	113,529	115,755	-1.9%

As a percentage of sales, **payroll** amounted to 28.1% in 2007 versus 28.8% in 2006.
* Excluding EUR 74 million one-off expenses in connection with application of the French Social Security Law voted in December 2007 relative to end-of-career compensations, payroll expenses would have accounted for 27.6% of sales, down 1.2 point versus 2006.
The number of **Full-Time Equivalent Employees** was down -1.9% from 115,755 at December end 2006 to 113,529 at December end 2007. Excluding distribution, 33% of headcount worked in emerging countries and 67% in the mature countries.

Change in employee benefits costs, as a % of sales (IFRS standards as from 2004)

1999	2000	2001	2002	2003	2004	2005	2006	2007
34.6%	33.4%	33.2%	32.9%	32.5%	32.1%	30.7%	28.8%	27.6%*

* *excluding EUR 74 million one-off expenses in connection with application of the French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation*

Depreciation and Amortization

EUR million	2007	2006	% change
Depreciation and amortization	878	851	+3.2%
As a % of capital expenditure	*65.5%*	*60.2%*	

Depreciation and Amortization rose 3.2% to EUR 878 million. They amounted to 65.5% of gross capital expenditure in 2007 (60.2% in 2006).
The gross capital expenditure amounted to EUR 1,340 million in 2007 versus 1,414 million in 2006 and accounted for 7.9% of sales in 2007 versus 8.6% in 2006.
The spread between investments and amortization is being bridged gradually.


As a % of sales
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1999
2000
2001
2002
2003
2004
2005
2006
2007
Capex
Depreciation and amortization

Transportation Costs

EUR million	2007	2006	2007 / 2006
Transportation of goods	933	901	+3.6%
As a % of sales	5.5%	5.5%	

Cost of Net Debt

EUR million	2007	2006	Change (in value)
Cost of net debt	(294)	(315)	-21

The **Cost of Net Debt** was down EUR -21m. The decline in net debt was chiefly due to reduced financing costs and a reduction in overall debt volume.

Other Financial Income and Expenses

EUR million	2007	2006	Change (in value)
Other financial income and expenses	29	135	-106

Other Financial Income and Expenses declined substantially as the Group had booked in 2006 EUR 114 million capital gain from sale of its stake in PSA.

Income Tax

EUR million	2007	2006	% change
Total tax	**299**	**369**	**-19.0%**
Current tax	256	198	+29.3%
Withholding tax	27	23	+17.4%
Deferred tax	16	148	-89.2%

Group Tax amounted to EUR 299 million versus EUR 369 million in 2006. The average tax rate was 27.9% versus 39.2% in 2006. This favorable change resulted from

- a tax credit for financial year 2007 in Poland
- the activation of a portion of deferred tax assets in the United Kingdom
- an improvement in the results of loss-making companies

Before non-recurring income and expenses, the theoretical tax rate would have been 31.7% versus 33.7% in 2006.

Consolidated Net Income and Earnings Per Share

EUR million	2007	2006	% change
Net income	772	573	+34.7%
Attributable to Shareholders	774	572	+35.3%
Earnings per share (in euros)			
Basic	5.32	3.95	+34.7%
Diluted	5.22	3.94	+32.5%



Outlook for the Year 2008

- Michelin expects tire markets to be driven by the dynamics of the emerging countries.
- Moreover, for the full year 2008, the further price increase in natural rubber and oil derivatives (used in tire manufacturing) recorded in the second half 2007 could translate into an estimated EUR 200 million additional burden at current exchange rates.
- Against this background, Michelin will pursue its pricing policy aimed at offsetting the negative impact of raw material cost increases and will continue its drive to improve competitiveness through productivity gains and streamlined structure costs.

In these conditions, and provided there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008.

Consolidated Balance Sheet

ASSETS

EUR million	December 31, 2007	December 31, 2006	Total change	Currency effect	Movement
Goodwill	401	438	-37	-12	-25
Other intangible assets	200	181	+19	-3	+22
Property, plant and equipment (PP&E)	7,124	6,848	+276	-128	+404
Non-current financial assets and other assets	452	449	+3	-10	+13
Investments in associates and joint ventures	62	71	-9	-1	-8
Deferred tax assets	926	1,005	-79	-49	-30
Non-current assets	**9,165**	**8,992**	**+173**	**-203**	**+376**
Inventories	3,353	3,342	+11	-116	+127
Trade receivables	2,993	3,237	-244	-109	-135
Current financial assets	35	79	-44	-1	-43
Other current assets	573	544	+29	+24	+5
Cash and cash equivalents	330	680	-350	-9	-341
Current assets	**7,284**	**7,882**	**-598**	**-211**	**-387**
TOTAL ASSETS	**16,449**	**16,874**	**-425**	**-414**	**-11**

LIABILITIES AND EQUITY

EUR million	December 31, 2007	December 31, 2006	Total change	Currency effect	Movement
Share capital	288	287	+1	+0	+1
Share premiums	1,885	1,863	+22	+0	+22
Reserves	3,109	2,527	+582	-90	+672
Non-controlling interests	8	11	-3	-0	-3
Total equity	**5,290**	**4,688**	**+602**	**-90**	**+692**
Non-current financial liabilities	2,925	2,736	+189	-30	+219
Employee benefits	2,567	2,730	-163	-116	-47
Provisions and other non-current liabilities	895	818	+77	-0	+77
Deferred tax liabilities	61	58	+3	-1	+4
Non-current liabilities	**6,448**	**6,342**	**+106**	**-147**	**+253**
Current financial liabilities	1,145	2,157	-1,012	-87	-925
Trade payables	1,642	1,776	-134	-37	-97
Other current liabilities	1,924	1,911	+13	-53	+66
Current liabilities	**4,711**	**5,844**	**-1,133**	**-177**	**-956**
TOTAL LIABILITIES AND EQUITY	**16,449**	**16,874**	**-425**	**-415**	**-10**

GOODWILL

Goodwill accounts for the excess of acquisition cost over the fair value of assets and liabilities at the date when the commitment of acquisition is taken as well as the excess of the cost of minority stakes over their book value.
Goodwill cannot be amortized. Goodwill is kept at cost after deduction of any cumulative loss.
Estimated acquisition cost adjustments depending on future events are allocated to goodwill.
Goodwill was down EUR 37 million versus December 31, 2006 including EUR 12 million accounted for by currency translation differences.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Net Property, Plant and Equipment was up EUR 276m versus 2006. This increase resulted from EUR +404m change and a EUR -128m currency impact resulting mainly from the depreciation relative of the U.S. dollar to the euro.

CAPITAL EXPENDITURE

EUR million	2007	2006	2007 / 2006 in value	2007 as a % of sales	2006 as a % of sales
Gross purchases of intangible assets and PP&E	1,340	1,414	-74	7.9%	8.6%
Investment grants received and change in capital expenditures payables	144	(35)	+179	0.9%	0.2%
Proceeds from sale of intangible assets and PP&E	(106)	(102)	-4	0.6%	0.6%
Net tangible and intangible investment cash flow utilization	1,378	1,277	+101	8.2%	7.8%

The gross Capital Expenditure amounted to EUR 1,340 million in 2007 versus 1,414 million in 2006 and accounted for 7.9% of sales in 2007 versus 8.6% in 2006.
Net Investments (tangible & Intangible) amounted to EUR 1,378 million, up EUR +101 million versus 2006.

The main capital expenditures were as follows:

Passenger Car and Light Truck
- Further capacity conversion in North America and Western Europe to support growth in the Group's top-of-the-range production (SUV, High-performance).
- Capacity raised at Nyiregyhaza (Hungary), Olsztyn (Poland), Victoria (Romania), Queretaro (Mexico) and Resende (Brazil) and capacity conversion to switch to the Michelin brand (China).

Truck and Bus
- Capacity raised and converted in support of Michelin Durable Technologies deployment on the wide tire applications such as X-One.
- Michelin Manufacturing Way related cost reductions and productivity gain projects
- Capacity raised in Brazil and Mexico (retreading).

Earthmover
- Capacity raised in the US (Lexington) and Spanish (Vitoria) large seat Earthmover tire manufacturing facilities and construction of a new site at Campo Grande (Brazil) for medium-sized seats

Aircraft
- Capacity increase at Bourges (France)

Semi-Finished products
- Investment in semi-finished production capacity (especially mixing and metal reinforcements) to support finished product capacity increases (Brazil, Poland, Thailand, China, USA).

Ergonomics / safety / environmental protection investments
- Such investments were made in all Product lines, particularly in the maturer sites of Western Europe and North America.

OPERATING WORKING CAPITAL REQUIREMENT

EUR million	2007	2006	Total change	Currency effect	Movement	2007 as a % of sales	2006 as a % of sales
Inventories	3,353	3,342	+11	-116	+127	19.9%	20.4%
Trade receivables	2,993	3,237	-244	-109	-135	17.7%	19.8%
Trade payables	(1,642)	(1,776)	+134	+37	+97	9.7%	10.8%
Operating working capital	**4,704**	**4,803**	**-99**	**-188**	**+89**	**27.9%**	**29.3%**

Operating Working Capital Requirement dropped EUR -99 million, making a positive contribution to free cash flow. WCR was also down as a percentage of sales, to 27.9% at end 2007 versus 29.3% at end 2006.

Inventories

Inventory accounted for 19.9% of sales at end 2007 versus 20.4% in 2006. The Group's objective is to reduce this ratio to 16% of net sales by 2010.

In tons, average inventory of finished products was down sharply versus 2006. The absolute value increase of inventory, therefore, mainly resulted from the increase in raw material prices.

Total finished product inventory
In thousands of tons

2006
2007
1-Jan 31-Jan 28-Feb 31-Mar 30-Apr 31-May 30-Jun 31-Jul 31-Aug 30-Sep 31-Oct 30-Nov 31-Dec

Trade Receivables

Trade Receivables amounted to EUR 2,993 million, down EUR 244 million year-on-year. As a percentage of sales, this accounted for 17.7% versus 19.8% year-on-year. The 2010 objective is to bring Trade Receivables down to 16% of sales.

No substantial collateral has been paid to limit credit risk.

EQUITY

Shareholders' Equity was up EUR 602 million versus December 31, 2006. This change resulted from:

- Income for the period: EUR +772 million
- The equity component of the convertible bonds (after tax): EUR +82 million
- Dividend pay out: EUR -215 million

FINANCIAL DEBT

Net Financial Debt to December 31, 2007 amounted to EUR 3,714 million, or an EUR 464 million improvement including:

- Positive exchange rate impact EUR -107 million
  (due, in particular, to the US dollar depreciation versus the euro)
- Positive Free Cash Flow EUR -433 million
- Dividend pay-out EUR +215 million
  with respect to financial year 2006 paid in May 2007
- Equity component of the OCEANE bond issue EUR -97 million
  which is the difference between:
  the net EUR 694 million cash amount collected and
  the value discounted at market rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.
- Reduction in put option commitments to certain minority shareholders in Group subsidiaries EUR -55 million

Change in net debt from January 1, 2007 to December 31, 2007

EUR million	2007	2006
Debt to January 1	**4,178**	**4,083**
Exchange rates	(107)	(127)
Free cash flow	(433)	+39
Payout	+215	+205
Other change in equity	(107)	(16)
Addition to investment commitments	(55)	(31)
New obligations under finance leases	+26	+34
Scope and miscellaneous	(3)	(9)
Debt to December 31	**3,714**	**4,178**
Change	**(464)**	**+95**

Gearing

Gearing posted a 19-point improvement to 70% versus 89% at end December 2006.

Ratings

Please refer to note 25 of the Consolidated Financial Statements.

BENEFITS

Change in net amount recognized for defined benefit plans

EUR million	Defined benefit pension plans	Other defined benefit plans (including healthcare)	2007	2006
As at January, 1	**990**	**1,737**	**2,727**	**3,014**
Exchange differences	(32)	(92)	(124)	(132)
Expenses recognized in the Income Statement	58	172	230	118
Contribution paid to the funds	(93)	-	(93)	(126)
Benefits directly paid to beneficiaries	(21)	(123)	(144)	(176)
Plan changes in the Income Statement (non recurring items)	2	(22)	(20)	29
Changes in the scope of consolidation	-	(13)	(13)	-
As at December, 31	**904**	**1,659**	**2,563**	**2,727**

The year 2007 experienced multiple labor law changes, in Europe, particularly in France, Germany and Spain.
These changes were mainly aimed at improving the situation of the national retirement schemes through such measures as integration into the scope of social contributions of a number of revenues that had so far been exempt from them, or through new measures designed to postpone the legal retirement age.
The Group nevertheless continued its own policy of employee benefit containment.
In this connection, the Group's defined benefit retirement plans for its Italian and UK employees were wound up. Future benefits will be served through defined contribution plans.
In the United States, the number of former employees who agreed to move from a defined benefit plan to a defined contribution plan actually exceeded the Group's initial estimates.

All of these employee benefit measures taken together translated into an EUR 61 million additional charge for 2007.

Consolidated Cash Flow Statement

CASH FLOWS FROM OPERATING ACTIVITIES

EUR million Average exchange rates	2007	2006	Value change
EBITDA before non-recurring income and expenses	**2,468**	**2,209**	**+259**
Non-cash other income and expenses	(26)	(75)	+49
Change in provisions, including employee benefits	(175)	(229)	+54
Net finance costs paid	(277)	(311)	+34
Income tax paid	(294)	(182)	-112
Change in value of working capital, net of impairments	166	(221)	+387
Change in inventory	*(132)*	*(252)*	*+120*
Change in net trade receivables	*229*	*(61)*	*+290*
Change in other receivables and payables	*69*	*92*	*-23*
Cash flows from operating activities	**1,862**	**1,191**	**+671**

EBITDA before non-recurring income and expenses was up EUR +259 million to EUR 2,468 million versus EUR 2,209 million in 2006, in line with change in operating income before non-recurring items.

FREE CASH FLOW

EUR million Average exchange rates	2007	2006	Value change
Cash flows from operating activities	**1,862**	**1,191**	**+671**
Net tangible and intangible investment cash flow utilization	(1,378)	(1,277)	-101
Investments in shareholdings and other financial assets	(51)	47	-98
Cash flows from investing activities	**(1,429)**	**(1,230)**	**-199**
Free cash flow	**433**	**(39)**	**+472**

At EUR 433m, **Free Cash Flow** was up some EUR 470 m. This substantial improvement resulted from the following factors:

- significant (EUR +259 million) EBITDA increase
- The sharp improvement in working capital requirement which enabled a positive contribution to free cash flow
- EUR +200 m additional investment cash utilization

ROCE (RETURN ON CAPITAL EMPLOYED)

Achieving ROCE* above 10% is one of Michelin Group's objectives for 2010.
Other key Group performance indicators for the 2006-2010 period are year-on-year sales volume growth, operating margin before non recurring items, inventory level as a percentage of net sales, and free cash flow level.

ROCE measures the return on Group capital employed. This ratio includes:
- in the numerator: Operating income before non-recurring items less Group companies' theoretical tax burden, or NOPAT (Net Operating Profit After Tax). The tax rate used for ROCE calculation is an average standard tax rate of 34%,
- in the denominator: Assets employed or the sum of property, plant and equipment and intangible assets, long-term financial assets and working capital requirement.

Applicable exchange rates are year-end rates for the balance sheet items and the average rate for the period for Profit and Loss information.

A comparison between ROCE and WACC** shows whether the Group has created value for the period (where ROCE is greater than WACC).

* ROCE : Return on capital employed
** WACC : Weighted Average Cost of Capital

EUR million	2007	2006
Operating income before non-recurring income and expenses	1,645	1,338
Average standard income tax rate used for ROCE calculation	34%	34%
Net Operating Profit After Tax (NOPAT)	**1,086**	**883**
Intangible an tangible fixed assets	7,725	7,467
Loans and deposits	152	170
Investments in associates and joint ventures	62	71
Long-term financial assets	7,939	7,708
Working capital requirement	3,353	3,436
Employed assets (end of period)	**11,292**	**11,144**
Average employed assets	**11,218**	**11,009**
ROCE	**9.7%**	**8.0%**

Consolidated Key Figures and Ratios

IFRS

EUR million	2007	2006	2005	2004
Sales	**16,867**	16,384	15,590	15,048
% change	**+3.0%**	+5.1%	+3.6%	N. App.
Total employee benefits costs	**4,732**	4,718	4,780	4,837
as a % of sales	**28,1%***	28 8%	30.7%	32.1%
Number of employees (full time equivalent)	**113,529**	115,755	119,030	120,456
Research and development expenses [1]	**571**	591	565	576
as a % of sales	**3.4%**	3 6%	3.6%	3.8%
EBITDA [2]	**2,468**	2,209	2,171	2,030
Operating income before non-recurring income and expenses	**1,645**	1,338	1,368	1,303
Operating margin before non-recurring income and expenses	**9.8%**	8.2%	8.8%	8.7%
Operating income	**1,319**	1,118	1,574	1,239
Operating margin	**7.8%**	6.8%	10.1%	8.2%
Cost of net debt	**(294)**	(315)	(310)	N. App.
Other financial income and expenses	**29**	135	(280)	(235)
Income before taxes	**1,071**	942	1,300	985
Income tax	**(299)**	(369)	(411)	(331)
Average tax rate	**27.9%**	39.2%	31.6%	33.6%
Net income	**772**	573	889	654
as a % of sales	**4.6%**	3.5%	5 7%	4.3%
Dividend distributions [3]	**215**	205	221	185
Cash flows from operating activities	**1,862**	1,191	1,031	1,322
as a % of sales	**11.0%**	7.3%	6.6%	8.8%
Gross purchases of intangible assets and PP&E	**1,340**	1,414	1,336	1,107
as a % of sales	**7.9%**	8.6%	8.6%	7.4%
Capital expenditure, net of disposals	**1,378**	1,277	1,208	951
Cash flows from investing activities	**(1,429)**	(1,230)	(1,155)	(1,056)
as a % of sales	**8.5%**	7.5%	7.4%	7.0%
Net debt [4]	**3,714**	4,178	4,083	3,292
Total equity [5]	**5,290**	4,688	4,527	3,647
Gearing [6]	**70%**	89%	90%	90%
Net debt / EBITDA	**1.50**	1.89	1.88	1.62
Cash flows from operating activities / Net debt	**50.1%**	28.5%	25.3%	40.2%
Net interest charge average rate [7]	**6.6%**	6.3%	6.9%	N. App.
Operating income before non-recurring items / Net interest charge [7]	**6.1**	4.2	4.4	N. App.
Free cash flow [8]	**433**	(39)	(124)	266
ROE [9]	**14.7%**	12.2%	19.7%	18.5%
ROCE – Return on capital employed [10]	**9.7%**	8.0%	N. App	N. App
Per share data (in euros)				
Net assets per share [11]	**36.7**	32.6	31.5	24.2
Basic earnings per share	**5.32**	3.95	6.13	4.46
Diluted earnings per share	**5.22**	3.94	6.12	4.46
P/E [12]	**14.8**	18.4	7.7	10.6
Dividend per share	**1.60****	1.45	1.35	1.25
Distribution rate [13]	**30.1%**	36.7%	22.0%	28.0%
Dividend yield [14]	**2.0%**	2.0%	2.8%	2.6%
Share turnover rate [15]	**216%**	212%	151%	134%

(1) Pursuant to switch to IFRS, part of the Group's research and development expenses are integrated into the cost of goods sold in the income statement by function
(2) EBITDA: earnings before finance costs, income tax, depreciation and amortization
(3) Aggregate dividends distributed to Group Shareholders in the period
(4) Net debt after implementation of IAS 32 and IAS 39, effective January 1, 2005: financial liabilities - cash and cash equivalents +/- derivative assets
(5) Total equity after implementation of IAS 32 and IAS 39, effective January 1, 2005
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following implementation of IAS 32 and 39, effective since January 1, 2005, the ratio was 90%
(7) Net interest charge: interest financing expenses - interest income from cash and equivalents + discount/premium amortization on forward foreign exchange contracts
(8) Free cash flow: Cash flows from operating activities - Cash flows from investing activities
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests
(10) ROCE: Net Operating Profit After Tax (NOPAT) / capital employed (intangible assets and PP&E + long-term financial assets + working capital requirement)
(11) Net assets per share: net assets / number of shares outstanding at the end of the period
(12) P/E: Share price at the end of the period / earnings per share
(13) Distribution rate: dividend per share / basic earnings per share
(14) Dividend yield: dividend per share / share price at December 31
(15) Share turnover rate: number of shares traded during the year / average number of shares outstanding during the year

N. App.: Non applicable

* Excluding EUR 74m one-off expense in connection with application of the French Social Security Law (loi de financement de la Sécurité sociale) 2008 relative to end-of-career compensation, employee benefits costs account for 27.6% of net sales
** 2007 dividend subject to approval by the Annual Shareholders Meeting of May 16, 2008

FRENCH GAAP

EUR million	2004	2003	2002	2001	2000	1999 proforma
Sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+2.1%	-1.8%	-0.8%	+2.5%	+11.9%	+10.2%
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
as a % of sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Research and development costs	674	710	704	702	645	589
as a % of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
EBITDA [1]	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	*(55)*	*(192)*	*(17)*	*(340)*	*(67)*	*(388)*
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income before minority interests	527	329	614	314	438	325
as a % of sales	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends [2]	133	131	113	105	93	87
Net cash provided by operating activities [3]	1,337	1,542	1,534	1,263	1,017	1,014
Cash flow [4]	1,353	1,407	1,225	1,323	1,416	1,547
as a % of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure [5]	1,117	1,118	967	1,150	1,201	1,252
as a % of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals [5]	1,025	1,017	809	1,089	1,091	1,003
Acquisition of investments, net of disposals	106	229	62	(184)	166	255
Net debt [6]	3,223	3,440	3,818	4,881	4,926	4,329
Shareholders' equity including minority interests [7]	4,677	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
EBITDA / Net debt	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / Net debt	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense [8]	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash flow [9]	226	299	637	309	(241)	(300)
ROE [10]	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%
Per share data (in euros)						
Net assets per share [11]	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
P/E [12]	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate [13]	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield [14]	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate [15]	134%	144%	145%	108%	97%	105%

(1) EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization
(2) Dividends paid to parent company Shareholders
(3) Net cash provided by operating activities: cash flow + change in working capital
(4) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposal of assets
(5) In 2001, excluding external growth transactions (SMW, EUR 167m)
(6) Net debt: long and short-term debt (including securitization) – cash and cash equivalents
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests
(8) Interest expense: borrowing costs for the year
(9) Free cash flow: cash flow - change in working capital - net investments
(10) ROE: net income attributable to the Group / Shareholders' equity excluding minority interest
(11) Net assets per share: net assets / number of shares outstanding at December 31
(12) P/E: Share price at December 31 / earnings per share
(13) Pay-out rate: net dividend / earnings per share
(14) Net dividend yield: net dividend / share price at December 31
(15) Capital turnover: number of shares traded during the year / average number of

Stock market data

THE MICHELIN SHARE

Listed on the Euronext Paris index

- Eurolist Compartment A
- Deferred Settlement Market (SRD)
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market capitalization

EUR 11.3 billion, as at December 31, 2007

Average trading volume

1,217,949 in 2007

Indices

Michelin features in two important Stock Exchange performance indices
- CAC 40: 1.05% of the index as at December 31, 2007
- Euronext 100: 0.51% of the index as at December 31, 2007

Michelin also features in the main sustainability indices
- DJSI (Dow Jones Sustainability Index) Stoxx for Europe and DJSI World
- ESI (Ethibel Sustainability Index)
- ASPI (Advanced Sustainability Index)



MICHELIN SHARE PERFORMANCE
(as at December 31, 2007)


Base 100: December 31, 2001
300
250
200
150
100
50
0
50
40
30
20
10
0
Millions of shares
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Monthly volumes traded
Michelin
CAC 40

Base 100: December 31, 2001
300
250
200
150
100
50
0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Michelin
Bridgestone
Goodyear

STOCK MARKET DATA

Share price (in euros)	2007	2006	2005	2004	2003
Highest	106.70	73.30	56.20	47.80	38.11
Lowest	67.75	43.21	43.75	34.82	25.02
Highest / lowest ratio	1.57	1.70	1.28	1.37	1.52
Last quotation	78.50	72.50	47.48	47.19	36.38
Change over the period	+8.3%	+52.7%	+0.6%	+29.7%	+10.7%
CAC index variation	*+1%*	*+18%*	*+23%*	*+7%*	*+16%*
Market capitalisation (end of period, EUR billion)	**11.30**	**10.41**	**6.81**	**6.77**	**5.22**
Average trading volume over the period	1,217,949	1,191,679	842,053	742,311	797,844
Average number of shares making up the capital	143,770,101	143,390,450	143,387,025	143,250,487	141,488,047
Number of shares traded over the period	310,577,078	303,878,126	216,407,691	192,258,470	203,450,155
Share turnover rate	**216%**	**212%**	**151%**	**134%**	**144%**

Data per Share

in euros except for ratios	2007	2006	2005	2004	2004 *	2003 *
Net assets	36.7	32.6	31.5	24.2	32.1	30.2
Basic earnings	5.32	3.95	6.13	4.46	3.59	2.23
Diluted earnings (1)	5.22	3.94	6.12	4.46	3.59	2.23
P/E	***14.8***	**18.4**	**7.7**	**10.6**	**13.1**	**16.3**
Dividend	*1.60***	1.45	1.35	1.25	1.25	0.93
Distribution rate	*30.1%*	36.7%	22.0%	28.0%	34.8%	41.7%
Yield (2)	*2.0%*	2.0%	2.8%	2.6%	2.6%	2.6%

** French GAAP*

*** Dividend proposed to the Shareholders at the May 16, 2008 Annual General Meeting*

(1) Earnings per share adjusted for the effect on net income and on the average number of shares of the exercise of outstanding dilutive instruments

(2) Dividend / Share price at December 31

Group Capital and Shareholding

As at December 31, 2007
- *Group equity*: 287,998,338 €
- Number of shares: 143,999,169
- Total number of voting rights: 184,480,009

Breakdown of capital
As at December 31, 2007



- 1.7% Employee Shareholder Plan
- 11.9% Individual Shareholders
- 20.6% French Institutional Investors
- 65.8% Foreign Institutional Investors

Breakdown of voting rights
As at December 31, 2007



- 2.3% Employee Shareholder Plan
- 17.3% Individual Shareholders
- 21.8% French Institutional Investors
- 58.6% Foreign Institutional Investors

Double voting rights are attached to shares held for more than 4 years.

MICHELIN GROUP

CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2007

TABLE OF CONTENT

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	*Note*	Year ended 31 December 2007	Year ended 31 December 2006
Sales	*5*	**16,867**	**16,384**
Cost of sales		(11,817)	(11,653)
Gross Income		**5,050**	**4,731**
Sales and marketing expenses		(1,803)	(1,799)
Research and development expenses		(571)	(591)
General and administrative expenses		(937)	(965)
Other operating income and expenses	*8*	(94)	(38)
Operating Income before non-recurring income and expenses	*5*	**1,645**	**1,338**
Non-recurring expenses	*9*	(326)	(220)
Operating Income		**1,319**	**1,118**
Cost of net debt	*10*	(294)	(315)
Other financial income and expenses	*10*	29	135
Share of profit/(loss) from associates		17	4
Income before taxes		**1,071**	**942**
Income tax	*11*	(299)	(369)
Net Income		**772**	**573**
• Attributable to Shareholders		774	572
• Attributable to non-controlling interests		(2)	1
Earnings per share (in euros)	*12*		
• Basic		5.32	3.95
• Diluted		5.22	3.94

The notes 1 to 35 are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(in EUR million)	*Note*	31 December 2007	31 December 2006
Goodwill	*13*	401	438
Other intangible assets	*13*	200	181
Property, plant and equipment (PP&E)	*14*	7,124	6,848
Non-current financial assets and other assets	*15*	452	449
Investments in associates and joint ventures	*17*	62	71
Deferred tax assets	*18*	926	1,005
Non-current assets		**9,165**	**8,992**
Inventories	*19*	3,353	3,342
Trade receivables	*20*	2,993	3,237
Current financial assets	*21*	35	79
Other current assets	*22*	573	544
Cash and cash equivalents	*23*	330	680
Current assets		**7,284**	**7,882**
TOTAL ASSETS		**16,449**	**16,874**
Share capital	*24*	288	287
Share premiums	*24*	1,885	1,863
Reserves		3,109	2,527
Non-controlling interests		8	11
Total equity		**5,290**	**4,688**
Non-current financial liabilities	*25*	2,925	2,736
Employee benefits	*26*	2,567	2,730
Provisions and other non-current liabilities	*28*	895	818
Deferred tax liabilities	*18*	61	58
Non-current liabilities		**6,448**	**6,342**
Current financial liabilities	*25*	1,145	2,157
Trade payables		1,642	1,776
Other current liabilities	*29*	1,924	1,911
Current liabilities		**4,711**	**5,844**
TOTAL LIABILITIES AND EQUITY		**16,449**	**16,874**

The notes 1 to 35 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves: Translation differences	Reserves: Fair value and other reserves	Retained earnings	Non-controlling interests	TOTAL EQUITY
Total as at 31 December 2005	**287**	**1,845**	**-**	**170**	**162**	**2,047**	**16**	**4,527**
Change in fair value of available-for-sale investments (net of income tax):								
– unrealised gain / (loss)	-	-	-	-	26	-	-	26
– (gain) / loss recognized in income statement	-	-	-	-	(109)	-	-	(109)
Employees share option schemes:								
– cost of service rendered	-	7	-	-	-	-	-	7
– proceeds from shares issued	-	11	-	-	-	-	-	11
Dividends and other allocations	-	-	-	-	-	(204)	(1)	(205)
Net income	-	-	-	-	-	572	1	573
Currency translation differences and other	-	-	-	(138)	1	-	(5)	(142)
Total as at 31 December 2006	**287**	**1,863**	**-**	**32**	**80**	**2,415**	**11**	**4,688**
Change in fair value of available-for-sale investments (net of income tax):								
– unrealised gain / (loss)	-	-	-	-	43	-	-	43
– (gain) / loss recognized in income statement	-	-	-	-	(9)	-	-	(9)
Employees share option schemes:								
– cost of service rendered	-	9	-	-	-	-	-	9
– proceeds from shares issued	1	13	-	-	-	-	-	14
Equity component of convertible bonds (note 25)	-	-	-	-	82	-	-	82
Dividends and other allocations	-	-	-	-	-	(215)	-	(215)
Net income	-	-	-	-	-	774	(2)	772
Currency translation differences and other	-	-	-	(90)	(2)	(1)	(1)	(94)
Total as at 31 December 2007	**288**	**1,885**	**-**	**(58)**	**194**	**2,973**	**8**	**5,290**

The notes 1 to 35 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	*Note*	Year ended 31 December 2007	Year ended 31 December 2006
Net income		772	573
EBITDA adjustments			
– Cost of net debt	*10*	294	315
– Other financial income and expenses	*10*	(29)	(135)
– Income tax	*11*	299	369
– Amortization, depreciation and impairment of intangible assets and PP&E		823	871
– *Non-recurring income and expenses*	*9*	326	220
– Share of loss/(profit) from associates		(17)	(4)
EBITDA before non-recurring income and expenses		**2,468**	**2,209**
Non-cash other income and expenses	*30*	(26)	(75)
Change in provisions, including employee benefits		(175)	(229)
Net finance costs paid	*30*	(277)	(311)
Income tax paid		(294)	(182)
Change in value of working capital, net of impairments	*30*	166	(221)
Cash flows from operating activities		**1,862**	**1,191**
Purchases of intangible assets and PP&E	*30*	(1,484)	(1,379)
Proceeds from sale of intangible assets and PP&E		106	102
Acquisitions of consolidated shareholdings, net of cash acquired		(106)	(41)
Proceeds from sale of consolidated shareholdings, net of cash disposed		-	(3)
Purchases of available-for-sale investments		(5)	(60)
Proceeds from sale of available-for-sale investments		19	146
Change in value of other financial assets	*30*	41	5
Cash flows from investing activities		**(1,429)**	**(1,230)**
Proceeds from issuance of shares	*24*	14	11
Dividends paid to Shareholders		(208)	(193)
Other allocations		(7)	(12)
Proceeds of the issuance of convertible bonds		694	-
Change in value of financial liabilities	*30*	(1,262)	311
Other		(5)	5
Cash flows from financing activities		**(774)**	**122**
Effect of the change of currency rates		**(9)**	**(14)**
Increase / (decrease) of cash and cash equivalents		**(350)**	**69**
Cash and cash equivalents as at 1 January		**680**	**611**
Cash and cash equivalents as at 31 December	*23*	**330**	**680**

The notes 1 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Compagnie Générale des Etablissements Michelin (CGEM or the « Company ») and its subsidiaries (together "the Group") manufactures, distributes and sells tires all around the world.

The Company is a partnership limited by shares (commandite par actions) incorporated in Clermont-Ferrand (France).

The company is listed on the Paris stock exchange.

After review by the Supervisory Board, these consolidated financial statements have been authorized for issue by the Managing Partners on 11 February 2008.

Except as otherwise stated, all amounts are presented in EUR million.

2. BASIS OF PREPARATION

The principal accounting policies applied in the preparation of the Group consolidated financial statements are set out in note 3. These policies have been consistently applied to all the years presented, unless otherwise stated.

International Financial Reporting Standards used

The Group consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements have been prepared under the historical cost convention, as modified by the measurement of available-for-sale financial assets and financial assets and liabilities (including derivatives) at fair value through profit and loss.

Standards, amendment and interpretations effective in 2007

IFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS 1, "Presentation of financial statements – Capital disclosures", introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the group's financial instruments, or the disclosures relating to taxation and trade and other payables.

IFRIC 8, "Scope of IFRS 2", requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This standard does not have any impact on the group's financial statements.

IFRIC 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the group's financial statements.

Interpretation early adopted by the group

IFRIC 11, "IFRS 2 – Group and treasury share transactions", was early adopted in 2007. IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the group's financial statements.

Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the group's operations:

- IFRS 4, "Insurance contracts";
- IFRIC 7, "Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies"; and
- IFRIC 9, "Re-assessment of embedded derivatives".

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group's accounting periods beginning on or after 1 January 2008 or later periods, but the group has not early adopted them:

- IAS 23 (Amendment), "Borrowing costs" (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply IAS 23 (Amended) from 1 January 2009.
- IFRS 8, "Operating segments" (effective from 1 January 2009). IFRS 8 replaces IAS 14. The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The group will apply IFRS 8 from 1 January 2009. Management does not anticipate that this will result in any significant changes.
- IFRIC 14, "IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The group will apply IFRIC 14 from 1 January 2008, but it is not expected to have any impact on the group's accounts.
- IAS 1 revised "Presentation of financial statements". IAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs.

Interpretations to existing standards that are not yet effective and not relevant for the group's operations

The following interpretations to existing standards have been published and are mandatory for the group's accounting periods beginning on or after 1 January 2008 or later periods but are not relevant for the group's operations:

- IFRIC 12, "Service concession arrangements" (effective from 1 January 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.
- IFRIC 13, "Customer loyalty programmes" (effective from 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. IFRIC 13 is not relevant to the group's operations because none of the group's companies operate a significant loyalty programmes.

Fair value of financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods described in the accounting principles and makes assumptions that are based on market conditions existing at each balance sheet date.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS stipulates that management should use assumptions and estimates reflected in the value of assets and liabilities at the balance sheet date and in the amount of income and expenses for the reporting period. The final results could differ from those estimates.

The main critical accounting estimates requiring key assumptions and judgement are the impairment of non-financial assets and the employee benefits.

Impairment of non-financial assets

The cash generating units (CGU) future cash flows used in the calculation of the value in use (note 3 – Impairment of non-financial assets) are derived from the Group rolling five-year strategic orientations. The construction of the strategic orientations is an effort involving the various actors of the CGU's validated by their management. It requires critical estimates and judgements, especially in the determination of market trends, raw material costs and pricing policies. Therefore, the actual cash flows may differ from the estimates used in the calculation of the value in use.

Employee benefits

The Group provides to its employees and retirees various pension plans, jubilees and other post-employment benefits. The valuation of these benefits is carried out annually by independent actuaries. The actuarial method used is the Projected Unit Credit Method.

According to this method, several statistical information and assumptions are used in calculating the expense, the liability and the asset related to the benefit plans. Assumptions include mainly the discount rate, the long term salary increase rate, the expected rate of return on plan assets and the expected rate of future medical costs. Statistical information is principally related to demographic assumptions such as mortality, employee turnover, disability and early retirement.

Assumptions and statistical information used are determined by the Group management according to internal guidelines in relation with the actuaries.

The actuarial assumptions used may differ significantly from the actual results due to the modification of market, economic and social conditions. The resulting difference is recognized as gains or losses in the income statement, over the expected average remaining working lives of the employees participating in the plans, only to the extent that the net cumulative difference exceeds 10 % of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Group consolidated financial statements include all subsidiaries, associates and joint ventures of Compagnie Générale des Etablissements Michelin.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.
The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Inter-company transactions and balances as well as unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20 % and 50 % of the voting rights.
Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.
The Group's share of its associates' post-acquisition profits and losses is recognized in the income statement until the date that significant influence ceases.
When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize future losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement. Investments in joint ventures are accounted for by the equity method of accounting as described in the Associates section above.

Shareholdings in companies which are not subsidiaries, associates or joint ventures are not consolidated. They are accounted for as non-derivative financial assets (see the related accounting policy).

Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments, in accordance with the risks and returns profile of the Group's operations.

This is reflected by the Group's divisional management and organizational structure and the Group's internal financial reporting systems.

The primary segments are:
- Passenger Car and Light Truck tires and related distribution activities,
- Truck tires and related distribution activities,
- The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and others.

The secondary segments are:
- Europe (Western and Eastern),
- North America (including Mexico),
- Others (Asia, South America, Middle-East and Africa).

Segment assets consist of goodwill and other intangible assets, PP&E, trade receivables and finished products inventories.
Corporate intangible assets and PP&E are allocated to each segment in proportion of directly attributed assets.
No operating liabilities are allocated to the segments into the Group's internal financial reporting.

Transfer prices between geographic segments are set on an arm's length basis.

Foreign currency translation

Presentation and functional currency

The financial statements of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate and which corresponds for most of them to their local currency.

The consolidated financial statements are presented in euros (EUR), which is the Company's functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Exchange differences on equity investments classified as available-for-sale financial assets are included in the fair value reserve in equity until the investment is sold.

Translation

The financial statements of Group entities that have a functional currency different from the Group's presentation currency are translated into euro as follows: assets and liabilities are translated at the closing rate at the date of the balance sheet, income and expenses are translated at the average rate of the period, and all resulting exchange differences are recognized as a separate component of equity.

Cash flows are also translated at the average rate of the period.
When an entity is disposed, the translation differences accumulated in equity are recycled in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of an entity are treated as assets and liabilities of the entity and translated at the spot rate of the transaction date.

Exchange rates of major currencies

Against the euro:	Closing rates		Average rates	
	31 December 2007	31 December 2006	Year ended 31 December 2007	Year ended 31 December 2006
US dollar (USD)	1.475	1.317	1.371	1.257
Swiss franc (CHF)	1.656	1.607	1.643	1.573
British pound (GBP)	0.738	0.670	0.684	0.682
Canadian dollar (CAD)	1.442	1.528	1.469	1.425
Polish zloty (PLN)	3.603	3.825	3.783	3.896
Brazilian real (BRL)	2.627	2.812	2.666	2.734
Japanese yen (JPY)	165.1	156.6	161.2	146.1
Chinese yuan (CNY)	10.77	10.29	10.42	10.02

Derivatives

Derivative financial instruments are used to manage financial exposures.

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an hedging instrument, and if so, the nature of the item being hedged (hedging policy below).

All changes in fair value of derivatives not designated as hedging instruments are recorded as financial income or expense in the period in which they arise.

Fair values are based on market values for listed instruments or on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into account market data.

Embedded derivatives are recognized separately if not closely related to the host contract.

Hedging

Some derivative financial instruments are designated as either:

- hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

The Group generally limits the use of hedge accounting to certain significant transactions.

Some derivatives, while providing effective economic hedges under the Group's financial policies, do not qualify or have not been designated for hedge accounting (derivatives policy). For example, foreign currency derivatives that are used to hedge the currency exposure of financial assets and liabilities are not designated as hedging instruments.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Changes in the fair value of derivatives are accounted for differently depending on the type of hedge:

- Fair value hedges
  Changes in fair value of derivatives are recorded in the income statement, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

- Cash flow hedges
  The effective portion of changes in the fair value of derivatives is recognized in equity. The gain and loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

- Hedges of net investments in foreign operations
  These hedges are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Earnings before interests, tax, depreciation and amortization (EBITDA)

The Group defines EBITDA as operating income before (i) non-recurring income and expenses and (ii) depreciation of property, plant and equipment (PP&E) and amortization of intangible assets, including goodwill, and any related impairment charge.

Revenue recognition

The amount of revenue is measured at the fair value of the consideration received, or receivable, taking into account the amount of any trade discounts allowed by the Group entities or any commercial incentives linked to sales. Deferred rebates are accrued based on past experience and expected payments.

Sales are recognized as follows:

- Sales of goods
  Revenue from sales of goods is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold and will receive the economic benefits associated to the transaction. Due to the nature of the products, the general sales conditions, the logistics incoterms and the insurance contracts, the revenue is usually recognized at invoice date.

- Sales of services
  Revenue from sales of services is recognized by reference to the stage of completion of the transaction at the balance sheet date, when this stage can be measured reliably and if the economic benefits associated with the transaction will flow to the Group.

Financial income is recognized as follows:

- Interest income
  Interest income is recognized on a time-proportion basis using the effective interest rate method.
- Dividend income
  Dividend income is recognized when the right to receive payment is established.

Cost of sales

Cost of sales comprizes the costs of manufacturing products and the costs of goods purchased for resale.

It includes the cost of purchase of material, the cost of production directly related to the manufactured products and all the production overheads, based on the normal capacity of production facilities.

Production overheads include depreciation of property, plant and equipment, amortization of intangible assets relating to production and write-downs of inventories.

Cost of sales also includes a relevant portion of general overheads to the extent that they are directly attributable to bringing the manufactured products to their present location and condition.

Research and development

Research cost cannot be capitalized. Development cost shall be capitalized as intangible assets when the conditions relating to the commercial and technical feasibility, the ability to allocate reliably the costs and the probability to generate future economic benefits are fulfilled.

Development costs are annually reviewed in order to determine whether the criteria of recognition as intangible assets are met.

Non recurring income and expenses

Unusual, abnormal or infrequent significant items of income and expenses are separately disclosed on the face of the income statement. They are fully described in the notes.

Income tax

Income tax expense includes both current and deferred taxes, plus any withholding tax on the royalties and the distribution of retained earnings within the Group, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is based on the results of Group companies and is calculated according to local rules including any adjustments to tax payable in respect of previous years.
Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, using enacted or substantially enacted tax rates that are expected to prevail when the temporary differences reverse.
No deferred tax asset or liability is recognized on initial recognition of transactions that are not business combinations and that do not affect taxable profit.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the tax losses carried forward and the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in a foreseeable future.

Intangible assets

Goodwill

Goodwill includes both the excess of the cost of an acquisition over the fair value of the acquired assets and liabilities at the date the acquisition is committed and the excess of the cost of purchased minority shares over the carrying value of the purchased non-controlling interests.

Goodwill is not subject to amortization. It is carried at cost less any accumulated impairment losses.
Adjustments to contingent considerations (estimated exercise prices) are recognized against goodwill.

Other intangible assets

Other intangible assets are capitalized to the extent that the future economic benefit related to these assets will flow to the Group and their costs are reliably identified.
They are amortized on a straight-line basis over their useful life which generally does not exceed 7 years.

Property, plant and equipment (PP&E)

Property, plant and equipment are measured at cost less accumulated depreciation and, when necessary, impairment.

The gross carrying amount includes cost of acquisition or production cost and other costs directly attributable to the acquisition or the construction. Borrowing costs are expensed during the period in which they are incurred. Investments grants are initially accounted for as deferred income and are subsequently recognized as income over the useful life of the related asset.

Repair and maintenance are expensed as incurred. Other subsequent expenditures are included in the asset's carrying amount or recognized as a separate asset if the recognition criteria are met.

Property, plant and equipment are depreciated on a straight-line basis, except land which is not depreciated. Depreciation on property, plant and equipment reflects the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation is allocated to the cost of goods sold, selling and marketing expenses, research and development expenses or general and administrative expenses.

The following depreciation periods, based on the expected useful lives of the respective assets, are applied throughout the Group:

- Building and general installations of land and buildings 25 years
- Industrial and commercial equipment 5-12 years
- Computer and telecommunication equipment 5 years
- Transport equipment 5 years
- Other 2-12 years

The useful lives of the assets and their respective residual value are reviewed annually.
When assets are sold or disposed, the difference between the net proceeds and the net carrying amounts of the assets is recognized in other operating income and expenses.

Property, plant and equipment which are financed by leases giving the Group substantially all of the risks and rewards of ownership are capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments at the inception of the lease. The leased assets are depreciated over the shorter of the lease term and the useful life of the leased assets if the transfer of the ownership of the leased assets is uncertain.

The payment obligations arising from the future finance lease payments are discounted and recognized as a financial liability in the balance sheet. The payments related to operating leases are expensed as incurred.

Impairment of non-financial assets

When there is any indication that the recoverable amount of an asset (intangible assets and property, plant and equipment) may be less than its carrying amount, the recoverable amount of the asset is measured and an impairment assessment is carried out.

At individual asset level, such indications generally come from a market value decrease, a technical obsolescence or an anticipated change of utilisation. The recoverable amount is usually based on the market value.

At Group level, non-financial assets are combined for impairment testing purposes into the lowest level for which there are separately identifiable cash flows (Cash Generating Units – CGU). All CGUs are tested annually, since goodwill are allocated to them. For most of the CGU's, the recoverable amount is based on the value in use, equal to the future cash flows discounted with a Weighted Average Cost of Capital (WACC). Future cash flows are based on the five years CGU's cash flow forecasts plus a terminal value, measured with cash flow forecasts divided by the WACC.

The discount rates are based on the equity rate derived from the market expected returns on the Company shares, the debt rate and the risks of the countries where the assets are located. Those rates are adjusted in order to determine a pre-tax discount rate, consistent with the pre-tax cash flows forecasts.

When the value in use of the distribution CGU's is lower than the CGU's assets value, the recoverable amount is measured based on a fair value less costs to sell method. Since most of these assets are land and buildings, external appraisals or other real estate valuation techniques are applied to measure their fair value.

Should an impairment need to be recognized, goodwill is impaired first and any remaining impairment charge is allocated among the other assets, based on their net carrying amounts at the closing date.

When the circumstances which previously caused non-financial assets to be impaired no longer apply, the impairment losses are reversed accordingly. However, goodwill impairment can never be reversed.

Changes in impairment balances are recognized in other operating income and expenses unless classified as non-recurring items.

Non derivative financial assets

The Group classifies its non-derivative financial assets in one of the following categories: loans and receivables, available-for-sale financial assets, financial assets at fair value through profit and loss, and held-to-maturity investments. The classification depends on the purpose for which the assets have been acquired. Management determines the classification of its non-derivative financial assets at initial recognition and re-evaluates this designation at every reporting date.

- Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date.

- Available-for-sale financial assets are non-monetary securities designated in this category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

- Financial assets at fair value through profit and loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

- Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of non-derivative financial assets are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Non-derivative financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss.

Non-derivative financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are subsequently carried at fair value determined essentially by reference to a published price quotation in an active market. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets at fair value through profit and loss category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity unless the gains and losses are incurred as part of fair value hedges and therefore included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments cannot be reversed.

Inventories

Inventories are carried at the lower of cost and net realizable value.

The cost of raw material, supplies and purchased finished goods includes the purchase price and other costs directly attributable to the acquisition. The cost of work in progress and manufactured finished goods comprizes direct labour, other direct costs and production overheads based upon normal capacity of production facilities.
Borrowing costs are expensed as incurred.
Inventories are measured using the weighted-average cost method.

Net realizable value is the estimated selling price less the estimated cost to completion and the estimated selling expenses.

A write-down is recognized when the net realizable value is lower than the cost and is reversed when it becomes apparent that the circumstances which previously caused inventories to be written down below cost no longer exist.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment.

When payment terms are shorter than one year, the initial fair value and the subsequent amortized cost are equal to the nominal amount.

An impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Bankruptcy, process of legal protection against the creditors, notorious insolvency of the debtor, disappearance of the debtor, payment overdue more than 6 months (except if a payment plan has been signed and met, and the debtor is authorized to buy on credit), economic or political debtor country risk, credit deterioration of the debtor are considered indicators that the trade receivable is impaired. The amount of the impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Prior to recognizing an impairment, the quality of the guarantees potentially obtained, as well as the faculty to realize them, have also to be assessed. In the case of an overdue of more than 6 months, the credit department determines if the amount at risk is the overdue amount at more than 6 months, or if it has to be extended to the other credits. For economic and/or political risk, and for credit deterioration of the debtor, the impairment is also determined by the credit departments. For all other cases the full credit amount will be impaired. The impairment charge is recognized as sales and marketing expenses.

When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against sales and marketing expenses in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Share capital

Ordinary shares are classified as equity.

Where any Group company purchases the Company's equity share capital, directly or through a liquidity contract with an investment services provider, the consideration paid, including any directly attributable incremental costs, is classified as treasury shares and is deducted from equity.

Where such shares are subsequently sold, any consideration received, net of any directly attributable costs, is included in equity.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Non-derivative financial liabilities

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Equity financings are classified as non-derivative financial liabilities when there is a repayment obligation.

Non-derivative financial liabilities are recognized initially at fair value, net of transaction costs incurred, and subsequently at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects.

To the extent that borrowings are hedged under qualifying fair value hedges, the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are recognized in the year in which the employees of the Group have rendered the associated services.
Where long-term employee benefits, such as pension and other post-employment benefits, are provided by the Group, a liability or an asset and the related cost are recognized.

Pension and other post-employment benefits

Post-employment benefits are benefits payable after the completion of employment. Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The benefits provided by the Group vary according to the legal, tax and economic circumstances of each country and usually are based on one or more factors such as employees' remuneration, age and years of service. The obligations relate both to existing retirees and to entitlements of future retirees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans.
In the case of defined contribution plans, the company pays fixed contributions to state or private insurance companies. Once the contributions have been paid, the company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay to all employees the corresponding benefits.
The regular contributions are recognized as a periodic expense for the year in which they are due and, as such, are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

As of today most of post-employment benefit plans are defined benefit plans with a distinction to be made between externally funded plans (mainly pension plans) with the assets of the plan held separately in independently administered funds and unfunded plans such as healthcare benefit plans and retirement indemnities.
The measurement of the post-employment benefit liabilities, and the related current service cost, is based upon the Projected Unit Credit Method.
A defined benefit plan is a plan that defines an amount of benefits that the Group is committed to pay to current and former employees.

All defined benefit plans are subject to actuarial calculations carried out annually for the largest plans and on regular basis for other plans. These actuarial valuations are provided by independent actuaries. Actuarial assumptions primarily regarding discount rates, projected rates of remuneration growth, expected growth of healthcare costs and long-term expected rates of return on plan assets are incorporated in the actuarial valuations and annually reviewed.

The liability or the asset recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets taking into account any unrecognized actuarial gains or losses and past service costs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds in the country of the obligation and that have terms of maturity approximating to the term of the related benefit liability.
A net asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arise mainly from changes in actuarial assumptions and differences between assumptions and actual experiences. They are recognized in the income statement as a component of the Group's net periodic benefit plan cost only to the extent that, as of the beginning of the year, their net cumulative amount exceeds 10 % of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets. In such case, the portion of actuarial gains or losses recognized in the income statement is the resulting excess divided by the expected average remaining working lives of the employees participating in the plan.

Past service costs may arise when a new defined benefit plan is set up or changes on payable benefits under an existing defined benefit plan are introduced. They are recognized immediately in the income statement if the benefits are vested. They are amortized on a straight-line basis over the average period until the benefits become vested if the benefits are not yet vested.

The Group's net periodic benefit plan cost charged to the operating income consists of current service cost, interest cost, expected return on assets, curtailments and settlements, past service costs as well as actuarial gains and losses to the extent that they are recognized.

Share based payments

Benefits related to share options granted to the Managing Partner and to some Group employees are measured, at grant date, using a binomial model.
Grant date is the date the decision of the Partners on the number of options is passed to the eligible employees including the document describing the conditions attached to them.
The binomial model is based on the spot rate of the Company shares (average quotation over the 20 days before grant date), the exercise price, the historical volatility (over a period equal to the expected lifetime of the option), a risk-free interest rate (zero coupon state bonds with a maturity equal to the expected lifetime of the option), and a stream of dividends based on market expectations.
Benefits are spread over the period during which the services are rendered. They are recognized in other operating income and expenses.

Provisions

Provisions are recognized when a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated.
Restructuring provisions are recognized when the Group has a detailed formal plan that has been announced.
Provisions are recorded at the net present value for the estimated cash outflows.

4. FINANCIAL RISK MANAGEMENT

4.1. Financial risk management policy

Organization of financial risk management

Financial risk control, measurement and supervision is carried out under the responsibility of the Group's finance function, at the company and geographic zone level, and at the Group level by the Group Finance Department. The Group Finance Department reports directly to the Group's financial management.
One of the Group Finance department's ongoing missions includes the formulation of financial risk management policy, monitored on the basis of a full array of internal standards, procedures and referentials. Geographic zone financial managers are in charge of the implementation of the Group's financial risk management policy by the company finance managers. In addition, compliance with financial risk policy is assessed through internal audit reviews to evaluate risk control efficiency and identify means of improvement.
All strategic decisions concerning Group financial risk hedging policy are taken by the Group's financial management.

4.1.1. Liquidity Risk

The Group Finance Department is responsible for ensuring the financing of the Group's liquidity position at the lowest cost. The Group raises financial resources on the capital markets through long-term financial instruments (bond issues), bank resources (loans and credit lines), as well as commercial paper programs and the securitization of accounts receivables. The levels of the confirmed credit lines and available cash in-hand are fixed by taking into account the forecast for treasury requirements including a security margin to cope with economic uncertainties. These long-term backup credit lines are essentially concentrated at the financial holding company. Except in the case of particular obligations related to the specificities of local financial markets, Michelin's operating subsidiaries have access to ample short-term non-confirmed credit lines from banks to meet their day-to-day financing requirements, as well as access to the financial holding company's confirmed credit lines in order to deal with major contingencies.
The management of liquidity risk is based on management rules and standards defined at Group level in order to meet the financing needs in the normal course of business as well as in the event of exceptional circumstances.
Short-term financing requirements are managed at local level by each treasury entity. Medium, long term and strategic financing requirements are managed by the financial holding company.
As a matter of prudent financial policy, the Group has always guarded against the inclusion in its financial contracts of covenants providing for ratios or « material adverse change » that could affect its ability to mobilize loans or affect their term. As at 31 December 2007 no such clause featured in Group borrowings whatsoever. A number of contracts, however, included « negative pledge » and « cross default » clauses, but these were qualified by thresholds and exemptions.

4.1.2. Currency risk

Transaction Currency Risk

Group subsidiaries continually calculate their accounting foreign exchange exposure in relation to their functional currency and hedge it systematically. A number of temporary exemptions can, however, be granted by the Group Finance Department where justified under exceptional market conditions. Foreign currency payables and receivables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is normally carried out through the financial holding company, or, alternatively, through a bank. The financial holding company in turn assesses its own resulting exposure and hedges it with its banking partners. The main hedging instruments used are forward currency contracts, of which the majority has short maturities of around three months. Constant monitoring of exchange gains and losses as well as regular audits ensure that the hedging policy is adhered to by all Group entities.
Currency risk monitoring and hedging is based on Group internal referentials.
A transactional exchange risk alert system is in place through out the Group and implemented by the Group Finance Department, whose responsibility includes ensuring proper monitoring and management of exchange risk. These exposures are followed on a monthly basis on a detailed management report.

Currency Translation Risk

Equity investments in foreign subsidiaries are booked in the functional currency of the holding company. These investments, which are not included in the holding company foreign exchange position, are financed in the currency of the holding company.
Future cash flows from these long-term investments (dividends, fees for R&D services and trademark licenses and capital increases) are hedged on a selective basis according to the probability of the cash flows occurring.
Available-for-sale investments are not hedged for currency exchange risks.

4.1.3. Interest Rate Risk

The interest rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing the volatility of the financial costs. Short-term positions are managed at the level of the individual countries. The Group uses several instruments available in the market and in particular interest rate swaps or forward interest rate contracts as well as interest rate options ("cap" purchases).
Interest rate exposure is analyzed and monitored by the Group through monthly performance indicators and management reports.

4.1.4. Equity Risk

Equity investments are made with a strategic rather than trading approach.
Equities are held for medium and long term prospective, and not for a short term trading portfolio management.
This investment portfolio is managed at Group level.

4.1.5. Counterparty Risk

The Group chooses its banks extremely carefully and even more so with respect to cash investments. Indeed, considering it to be inappropriate to add financial risk to the industrial and trade risks that are associated with its operations, Michelin gives priority to the security and the liquidity of all its cash investments. These are invested in the short term (generally less than three months) with blue chip banks and on investment-type (deposit certificate, UCITS) financial instruments while avoiding significant concentration levels.

4.1.6. Credit Risk

Trade receivables represent about 20 % of annual sales. In each legal entity, the Credit Department, which is part of the Group Finance Department, sets the maximum payment terms and customer credit limits to be applied by the operating companies. It manages and controls the credit activity, risk and results, and is also responsible for accounts receivable and collection.
The main policies and procedures are defined at Group level and are monitored and controlled at both the zone and Group level. A monthly credit reporting system operates within the group.
In 2007, the Group Credit Department contributed to the introduction of projects aimed at a progressive reduction of accounts receivables over the coming years. It also focused on improving credit management systems, and enhancing the skills of credit managers in the Group.

4.2. Financial risk facts and figures

4.2.1. Liquidity Risk

The Group's liquidity position can be analyzed as follows:

(in EUR million)	31 December 2007	31 December 2006
Financial liabilities (note 25)	**4,070**	**4,893**
– less, liability derivative instruments (notes 16 and 25)	(24)	(21)
Financial liabilities excluding derivative instruments	**4,046**	**4,872**
– including current debt	1,122	2,136
– including non-current debt	2,924	2,736
Cash and cash equivalents (note 23)	**(330)**	**(680)**
Undrawn, confirmed credit lines (more than 1 year)	**1,753**	**1,785**

The difference in cost between carrying a treasury surplus and the present level of commissions on confirmed credit lines is to prefer confirmed credit line-based financing.

The schedule of long-term financial debt and undrawn credit lines breaks down as follows:

At 31 December 2007 (in EUR million)


1'500
1'000
500
0
2009
2010
2011
2012
2013
2014
2015 and beyond (*)
Non-current financial liabilities
Long-term undrawn credit lines

At 31 December 2006 (in EUR million)


1'500
1'000
500
0
2008
2009
2010
2011
2012
2013
2014 and beyond (*)
Non-current financial liabilities
Long-term undrawn credit lines



(*) *Includes the lowest ranking subordinated notes issued by CGEM in 2003 and redeemable in cash (TSDR) for an amount of EUR 469 million, which have a reimbursement date in December 2033. However CGEM is entitled, at its discretion, to redeem early all the notes in cash at par in December 2013, and thereafter every three months after this date until the maturity date of the notes in December 2033.*

4.2.2. Currency Risk

Transaction Currency Risk

The following tables set forth the Group's transactional exchange positions (when a monetary asset or liability is denominated in a currency other than the company's functional currency), before and after hedging.

	31 December 2007						31 December 2006					
(in EUR million)	EUR	RSD	BRL	CNY	USD	Other	EUR	CSD	BRL	CNY	USD	Other
Monetary assets	8,159	-	19	25	3,568	1,888	7,218	-	-	10	3,391	1,920
Monetary liabilities	(9,280)	(11)	-	-	(2,381)	(1,237)	(8,046)	(17)	-	-	(2,485)	(899)
Net position before hedging	**(1,121)**	**(11)**	**19**	**25**	**1,187**	**651**	**(828)**	**(17)**	**-**	**10**	**906**	**1,021**
Hedges	1,011	-	-	-	(1,154)	(613)	759	-	-	-	(1,003)	(962)
Net position after hedging	**(110)**	**(11)**	**19**	**25**	**33**	**38**	**(69)**	**(17)**	**-**	**10**	**(97)**	**59**

A decrease in the value of the Euro against all other currencies would represent a negative aggregate impact smaller than EUR 1 million (2006: EUR 2 million) in the consolidated income statement, after hedging, for every cent change.

Currency Translation Risk

A breakdown of consolidated equity risk by currency is provided in the following table:

(in EUR million)	31 December 2007	31 December 2006
EUR	1,823	1,751
USD	768	654
CHF	675	738
BRL	522	282
PLN	438	362
CAD	281	205
GBP	176	140
CNY	101	139
THB	82	38
MXN	79	75
HUF	73	61
RSD	66	54
Other	206	189
Total	**5,290**	**4,688**

4.2.3. Interest Rate Risk

The interest rate risk net exposure both before and after hedging was the following:

	31 December 2007				31 December 2006			
		Fixed rates				Fixed rates		
(in EUR million)	Floating rates	1 - 5 years	> 5 years	Total	Floating rates	1 - 5 years	> 5 years	Total
Liabilities	1,884	1,044	1,142	4,070	3,248	634	1,011	4,893
Assets	(381)	(38)	(86)	(505)	(819)	(25)	(56)	(900)
Net exposure before hedging	**1,503**	**1,006**	**1,056**	**3,565**	**2,429**	**609**	**955**	**3,993**
Hedges	220	(220)	-	-	220	(220)	-	-
Net exposure after hedging	**1,723**	**786**	**1,056**	**3,565**	**2,649**	**389**	**955**	**3,993**

A 1 % change in short-term interest rates would translate into a EUR 17 million (2006: EUR 26 million) change in the Group's interest income and expenses.

Interest rate caps on USD 300 million (EUR 204 million equivalent) have been contracted by the group to minimize the risk against an increase in the USD interest rate above 6 %.

Besides, a 1 % parallel shift on the yield curve would translate into a EUR 220 million (2006: EUR 67 million) changes in the fair value of the financial assets (loans and deposits in note 15) and liabilities (financial liabilities in note 25). Most of these changes would not be accounted for since the underlying financial assets and liabilities are essentially measured at amortized costs (except mainly for derivative instruments).

4.2.4. Equity Risk

Equity risk is the risk for a 10 % unfavorable change in the price of the Group's investment portfolio.

(in EUR million)	31 December 2007	31 December 2006
Carrying amount (note 15)	265	248
Impact on income statement	-	-
Impact on equity	**(23)**	**(21)**

The impact calculation includes hedging instruments (note 15) but does not include taxes.

4.2.5. Counterparty Risk

More than 80 % of the Group's cash and cash equivalents are distributed amongst 15 major international banking groups that are all rated single A or above.

4.2.6. Credit Risk

As at 31 December 2007, net receivable balances from the ten largest customers, each amounting to more than 0.9 % of the total balance, amount to EUR 602 million (2006: EUR 571 million). Six of these customers are located in North America and four in Europe.
At the same date, forty two customers (2006: forty) have been granted credit limits in excess of EUR 10 million. Out of these, twenty are located in Europe, twenty in North America and two in Asia.
There was no significant amount of collateral received to limit credit risk.
In 2007, credit losses represent 0.12 % of sales (2006: 0.12 %).

4.2.7. Commodities derivatives

In 2007, the Group did not have any significant derivative hedging purchases of commodities.

4.3. Capital risk management

The Group's objectives when managing its capital are:

- to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Group thoroughly assesses its working capital needs and the expected return of its capital expenditures to minimize its debt requirements. Ultimately, the Group may also issue new shares to increase equity or sell assets to reduce debt.

The Group monitors capital on the basis of the debt ratio. This ratio is calculated as net debt divided by total equity.

During 2007, the Group's strategy, which was unchanged from 2006, was to decrease its net debt in order to secure access to finance at a reasonable cost by maintaining the current credit ratings (note 25).
The debt ratios at 31 December 2007 and at 31 December 2006 were as follows:

(in EUR million)	31 December 2007	31 December 2006
Net debt (note 25)	3,714	4,178
Total equity (as shown in the balance sheet)	5,290	4,688
Debt ratio	**0.70**	**0.89**

The decrease in the debt ratio during 2007 resulted from:

- a decrease of the net debt (primarily due to a net positive operating and investing cash flow), and
- an increase of the equity (primarily due to the result of the year).

5. SEGMENT REPORTING

Business segments (in EUR million)

	2007				2006			
	Passenger Car and Light Truck tires *	Truck tires *	Other activities **	TOTAL	Passenger Car and Light Truck tires *	Truck tires *	Other activities **	TOTAL
Profit and loss information								
Sales	9,041	5,639	2,187	**16,867**	8,991	5,418	1,975	**16,384**
Operating income before non-recurring income and expenses	830	427	388	**1,645**	736	357	245	**1,338**
In percentage of sales	*9.2 %*	*7.6 %*	*17.8 %*	***9.8 %***	*8.2 %*	*6.6 %*	*12.4 %*	***8.2 %***
Segment assets								
Intangible assets and PP&E	4,031	2,596	1,098	**7,725**	4,121	2,451	895	**7,467**
Finished products inventories	1,199	710	345	**2,254**	1,190	705	347	**2,242**
Trade receivables	1,630	977	386	**2,993**	1,772	1,008	457	**3,237**
Total segment assets	6,860	4,283	1,829	**12,972**	7,083	4,164	1,699	**12,946**
Other information								
Depreciation and amortization charge	507	268	103	**878**	494	259	98	**851**
Impairment charge / (reversal)	-	(6)	(49)	**(55)**	6	-	14	**20**
Capital expenditure	579	436	325	**1,340**	747	429	238	**1,414**

* and related distribution activities.

** Speciality tires (earthmover, agricultural, aircraft and 2 wheels), maps and guides, ViaMichelin, Michelin LifeStyle and others.

As mentioned in note 3, no operating liabilities are allocated to the segments into the Group's internal financial reporting.

Geographical segments (in EUR million)

	2007				2006			
	Europe	North America	Other zones	TOTAL	Europe	North America	Other zones	TOTAL
Sales	8,503	5,517	2,847	**16,867**	8,017	5,738	2,629	**16,384**
Segment assets	7,451	3,315	2,206	**12,972**	7,457	3,487	2,002	**12,946**
Capital expenditure	699	280	361	**1,340**	888	303	223	**1,414**

6. EXPENSES BY NATURE

The following recurring items are allocated in the appropriate headings of expenses by function in the income statement.

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Raw materials and consumables used and changes in finished products inventories	(6,686)	(6,518)
Employee benefit costs (note 7)	(4,732)	(4,718)
Transportation of goods	(933)	(901)
Depreciation, amortization and impairment charges	(823)	(871)
Other expenses	(2,049)	(2,038)
Total expenses by nature	**(15,223)**	**(15,046)**

7. EMPLOYEE BENEFITS COSTS

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Wages and salaries	(3,475)	(3,564)
Social charges	(955)	(971)
Costs related to defined benefit plans (note 26.1)	(232)	(118)
Costs related to defined contribution plans (note 26.2)	(61)	(58)
Share options costs (note 27)	(9)	(7)
Total employee benefits costs	**(4,732)**	**(4,718)**

The charges for employee benefits are allocated to the appropriate headings of expenses by function in the income statement.
The average number of employees in 2007 is 122,050 (2006: 126,673).

8. OTHER OPERATING INCOME AND EXPENSES

The following recurring items are recognized within the other operating income and expenses in the income statement.

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Gain/(loss) on disposal of intangible and PP&E	19	64
Restructuring costs	(49)	(32)
Income/(expense) on impairment of intangible and PP&E	49	(20)
Retiree benefit costs	(55)	(60)
Other operating income and (expenses)	(58)	10
Total other operating income and (expenses)	**(94)**	**(38)**

9. NON-RECURRING INCOME AND EXPENSES

2007

Japan

The Group announced the specialization of the tire production at its plant in Ota to respond more effectively to the specific highly technological requirements of the local market. The plant will terminate production for other exports markets, which represent approximately 60% of its output. The adjustment of its production capacities implies to recognize a provision of EUR 62 million to cover severance costs, and intangible, and plant and equipment impairments.

Europe

The Group announced a project in France to stop production in the Toul plant in 2009 and a project in Spain to improve competitiveness in all Spanish plants and to specialize production at the Lasarte site.
The Toul factory produces mid-range Passenger car tires, a market very strongly challenged by low production cost countries which have massively invested in this specific segment for the past five years. In addition, this market also suffers from overcapacity in the tire sizes manufactured at Toul. The provision of EUR 120 million covers severance costs, plant and equipment impairments, as well as those costs in connection with the necessary reindustrialization of the Toul site and the revitalization of the employment area.
The Lasarte site will specialize to become a world-class production centre for high performance Motorcycle tires. The project involves ending Passenger car production by the end of 2008, as the site is no longer competitive because it is too small. The provision of EUR 144 million mostly relates to early retirement costs.

2006

Canada

A provision of EUR 157 million has been accounted for the shut down of the Kitchener facility.

Nigeria

A provision of EUR 63 million has been accounted for the shut down of the Port-Harcourt plant.

10. COST OF NET DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

The cost of net debt and other financial income and expenses are broken down in the table below.

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Cost of net debt		
Gross financing expenses		
Interest financing expenses	(258)	(254)
Currency remeasurement	(36)	(59)
Other financing expenses	(12)	(12)
	(306)	(325)
Interest income from cash and cash equivalents	12	10
Total cost of net debt	**(294)**	**(315)**
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	8	7
Gains on disposal of available-for-sale financial investments	10	119
Dividend income	7	4
	25	130
Expense from unwinding the discount of provisions	(4)	(4)
Other	8	9
Total other financial income and expenses	**29**	**135**

In 2006, gains on disposal of available-for-sale financial investments included a profit of EUR 114 million related to the sale of the Peugeot SA shares.

11. INCOME TAX

The income tax expense is detailed as follows:

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Current tax expense	(283)	(221)
Deferred tax income/(expense) (note 18)	(16)	(148)
Total income tax	**(299)**	**(369)**

Current tax includes EUR 27 million of withholding tax on royalties and distribution of retained earnings between Group companies (2006: EUR 23 million).

Reconciliation of the Group effective income tax:

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Income before tax	**1,071**	**942**
Tax calculated at domestic tax rates applicable to profits in the respective countries	(339)	(339)
Tax effect from:		
– permanent differences	(24)	6
– variances of unrecognized temporary differences	7	28
– variances of unrecognized tax losses	(2)	(33)
– change in tax rates	(39)	(55)
– tax credits and withholding tax	77	23
– other items	21	1
Income tax	**(299)**	**(369)**

12. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to the Shareholders of the Company by the weighted average number of shares outstanding during the year, excluding shares purchased by the Group and held as treasury shares.

Diluted earnings per share are calculated adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Company has two types of potential dilutive shares: share options (note 27) and convertible bonds (note 25). The convertible bonds are assumed to have been converted into ordinary shares, and the net income is adjusted to eliminate the interest expense less the tax effect. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Year ended 31 December 2007	Year ended 31 December 2006
Net income (EUR million), excluding the non-controlling interest	774	572
– less, propositions of attributions to General Partners	(9)	(6)
Net income attributable to Shareholders used in the calculation of the basic earnings per share	765	566
– plus, interest expense on convertible bonds	18	-
Net Income attributable to Shareholders used in the calculation of the diluted earnings per share	**783**	**566**
Weighted average number of shares (thousands of shares) outstanding used in the calculation of basic earnings per share	143,770	143,390
– plus, adjustment for share options plans and convertible bonds	6,228	305
Weighted average number of shares used in the calculation of diluted earnings per share	**149,998**	**143,695**
Earnings per share (in euros)		
– basic	5.32	3.95
– diluted	5.22	3.94

13. INTANGIBLE ASSETS

Changes in intangible assets are as follows:

(in EUR million)	Goodwill	Other intangibles	Total
Gross carrying amounts			
At 1 January 2006	**455**	**697**	**1,152**
Exchange differences	(10)	(16)	(26)
Additions (including emission rights)	5	83	88
Disposals	(11)	(33)	(44)
Changes in the scope of consolidation	-	2	2
Transfers and other	(1)	6	5
At 31 December 2006	**438**	**739**	**1,177**
Exchange differences	(12)	(14)	(26)
Additions (including emission rights)	6	88	94
Disposals (including emission rights)	-	(45)	(45)
Changes in the scope of consolidation	-	10	10
Transfers and other	1	1	2
At 31 December 2007	**433**	**779**	**1,212**
Accumulated amortization and impairment			
At 1 January 2006	**(11)**	**(505)**	**(516)**
Exchange differences	-	12	12
Amortization	-	(64)	(64)
Net impairment	-	-	-
Disposals	11	8	19
Changes in the scope of consolidation	-	-	-
Transfers and other	-	(9)	(9)
At 31 December 2006	**-**	**(558)**	**(558)**
Exchange differences	-	11	11
Amortization	-	(55)	(55)
Net impairment	(32)	-	(32)
Disposals	-	24	24
Changes in the scope of consolidation	-	-	-
Transfers and other	-	(1)	(1)
At 31 December 2007	**(32)**	**(579)**	**(611)**
Net carrying amounts at 31 December 2007	**401**	**200**	**601**
Net carrying amounts at 31 December 2006	*438*	*181*	*619*

Goodwill

The goodwill impairment changes relate to non-recurring operations described in note 9.

The amounts allocated to the CGU are:

(in EUR million)		31 December 2007	31 December 2006
CGU Passenger car and light truck	North America and Mexico	105	114
CGU Passenger car and light truck	Asia	99	136
CGU Passenger car and light truck	Other zones	61	57
Other CGU's		136	131
Total goodwill		**401**	**438**

Other intangible assets

There are no intangible assets with indefinite useful life.

Software
The net carrying amount at 31 December 2007 relates to software and amounts to EUR 162 million (2006: EUR 138 million).
Software is initially recognized at cost. Cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the production.

Emission rights
The allowances granted are recognized as an intangible asset by using the daily rate of their attribution. The counterpart is recognized as a government grant.
The expense and the related liability for emissions and the income corresponding to the use of the grant are accounted for at the grant rate.
The balance of the rights granted at 31 December 2007 amounts to 0.8 million of tons representing a value of EUR 6 million. The liability linked to the actual emissions in 2007 amounts to 0.4 million of tons representing a value of EUR 0.6 million. It will be offset by the delivery of the allowances granted.
The global balance between the rights granted and the actual emissions has led the Group to sell on the markets the actual excess rights. So, there is no expectation to buy allowances at the end of 2007.
For 2008 the annual emission rights of greenhouse gaz (CO_2) granted to the Group for its energy fittings in some European countries are not yet finalized.

Development costs
In 2007 and 2006, no development costs were capitalized since the criteria of recognition as intangible assets are not met.
To be recognized as an asset, the development costs incurred within the context of a new product or a significant product renewal project must fulfil six recognition criteria.
One of these criteria requires the entity to demonstrate the existence of a market for the output of the intangible asset. The existence of the market is demonstrated only when the Group has obtained the manufacturer approval and when the level of profitability generated from the business plan proposed by the manufacturers is in line with Group objectives.
In practice, the corresponding development costs are incurred at a stage of the project which is prior to the manufacturer approval.

Impairment of assets

The accumulated impairment for intangible assets at 31 December 2007 amounts to EUR 45 million (2006: EUR 13 million).

14. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment were as follows:

(in EUR million)	Land and Buildings	Industrial equipments	Other equipments	Total
Gross carrying amounts				
At 1 January 2006	**3,732**	**11,038**	**1,363**	**16,133**
Exchange differences	(89)	(419)	(29)	(537)
Additions (including new finance lease contracts)	278	1,000	106	1,384
Disposals	(113)	(291)	(68)	(472)
Changes in the scope of consolidation	(2)	(3)	(11)	(16)
Transfers and other	8	(34)	10	(16)
At 31 December 2006	**3,814**	**11,291**	**1,371**	**16,476**
Exchange differences	(70)	(272)	(27)	(369)
Additions (including new finance lease contracts)	270	942	71	1,283
Disposals	(91)	(363)	(75)	(529)
Changes in the scope of consolidation	2	(9)	(4)	(11)
Transfers and other	13	(24)	11	-
At 31 December 2007	**3,938**	**11,565**	**1,347**	**16,850**
Accumulated amortization and impairment				
At 1 January 2006	**(1,819)**	**(6,753)**	**(984)**	**(9,556)**
Exchange differences	54	274	21	349
Amortization	(102)	(608)	(78)	(788)
Net impairment	(4)	(57)	(1)	(62)
Disposals	80	271	60	411
Changes in the scope of consolidation	1	2	3	6
Transfers and other	-	6	6	12
At 31 December 2006	**(1,790)**	**(6,865)**	**(973)**	**(9,628)**
Exchange differences	41	180	21	242
Amortization	(104)	(646)	(73)	(823)
Net impairment	2	18	-	20
Disposals	43	337	70	450
Changes in the scope of consolidation	1	9	2	12
Transfers and other	1	-	-	1
At 31 December 2007	**(1,806)**	**(6,967)**	**(953)**	**(9,726)**
Net carrying amounts at 31 December 2007	**2,132**	**4,598**	**394**	**7,124**
Net carrying amounts at 31 December 2006	*2,024*	*4,426*	*398*	*6,848*

Net property, plant and equipment of EUR 42 million are pledged as security of financial liabilities (2006: EUR 42 million).
Net property, plant and equipment include EUR 1,263 million of assets under construction (2006: EUR 1,262 million).

The accumulated impairment of PP&E at 31 December 2007 amounts to EUR 114 million (2006: EUR 178 million).
The WACC used to discount the future cash flows of the CGU ranged between 10 % and 14 %.

Finance leases

Capitalized property, plant and equipment held under finance leases at 31 December 2007 amounts to EUR 159 million (2006: EUR 206 million). The gross carrying amounts of these assets total EUR 311 million (2006: EUR 389 million).

The future minimum payments under finance leases by maturity are shown in the following table:

	31 December 2007		31 December 2006	
(in EUR million)	Present value	Not discounted	Present value	Not discounted
Within one year	47	55	40	41
Between one and five years	101	119	164	205
More than five years	70	94	80	106
Total of future minimum payments (note 25)	**218**	**268**	**284**	**352**

Operating leases

Total operating lease rents recognized in the income statement at 31 December 2007 are EUR 235 million (2006: EUR 231 million).

Future minimum payments under non-cancellable leases by maturity are as follows (not discounted):

(in EUR million)	31 December 2007	31 December 2006
Within one year	117	114
Between one and five years	242	217
More than five years	103	94
Total of future minimum payments	**462**	**425**

15. NON-CURRENT FINANCIAL ASSETS AND OTHER ASSETS

The carrying amount of the long-term financial assets is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Financial assets		
Available-for-sale investments	265	242
Loans and deposits	152	170
Derivative instruments (note 16)	14	12
Other	17	22
	448	446
Other assets		
Benefits – asset portion (note 26)	4	3
Total non-current financial assets and other assets	**452**	**449**

Available-for-sale investments

Available-for-sale investments consist essentially of a portfolio of equities, which is intended to be disposed as follows:

(in EUR million)	31 December 2007	31 December 2006
Non-current portion	265	242
Current portion (note 21)	-	6
Total portfolio of available-for-sale investments	**265**	**248**

Movements in the portfolio during the year are broken down in the table below.

(in EUR million)	2007	2006
At 1 January	**248**	**306**
Exchange differences	(6)	(6)
Additions	5	60
Disposals	(21)	(141)
Fair value changes transferred to equity	39	29
At 31 December	**265**	**248**

During 2007 and 2006, no impairment charge was recognized in the income statement.
In 2006, the main disposal related to the shares of Peugeot SA (note 10).

The portfolio can be broken down by currency as follows:

(in EUR million)	31 December 2007	31 December 2006
KRW (Korean Won)	123	117
EUR	75	80
INR (Indian Rupee)	53	33
IDR (Indonesian Rupiah)	12	15
Other currencies	2	3
Total	**265**	**248**

Loans and deposits

The carrying amount of loans and deposits is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Gross loans and deposits	247	294
– less impairment	(72)	(74)
Net loans and deposits	**175**	**220**
– less current portion (note 21)	(23)	(50)
Non-current portion	**152**	**170**

Loans and deposits include essentially bank deposits (more than three months) as well as loans to employees and customers. The fair value, which is calculated in accordance with note 2 (Basis of preparation: Fair value of financial instruments), amounts to EUR 161 million (2006: EUR 205 million).

At 31 December 2007 the effective interest rate is 1.63 % (2006: 2.36 %).

The breakdown by currency and maturity is presented in the tables below.

	31 December 2007				31 December 2006			
(in EUR million)	Within one year	Between one and five years	More than five years	Total	Within one year	Between one and five years	More than five years	Total
EUR	17	7	66	90	24	25	53	102
CHF	-	36	-	36	15	44	-	59
GBP	1	5	15	21	5	18	-	23
Other	5	17	6	28	6	28	2	36
Total	**23**	**65**	**87**	**175**	**50**	**115**	**55**	**220**

16. DERIVATIVE FINANCIAL INSTRUMENTS

As mentioned in note 3 (hedging policy), some derivatives, while complying with the Group's financial risk management policies, have not been designated as hedging instruments for hedge accounting purposes.

Derivative assets

(in EUR million)	31 December 2007 Fair values	31 December 2007 Contractual amounts	31 December 2006 Fair values	31 December 2006 Contractual amounts
Total derivative assets (note 25)				
Interest-rate derivatives in fair value hedges	8	220	12	220
Derivatives not designated as hedging instruments				
– Currency derivatives	12	1,921	19	1,718
– Interest-rate derivatives	-	204	-	-
– Other derivatives	6	21	4	23
	26	**2,366**	**35**	**1,961**
Less long-term portion included in long-term financial assets (notes 15)				
Interest-rate derivatives in fair value hedges	(8)	(220)	(12)	(220)
Derivatives not designated as hedging instruments				
– Interest-rate derivatives	-	(204)	-	-
– Other derivatives	(6)	(21)	-	-
	(14)	**(445)**	**(12)**	**(220)**
Short-term portion included in short-term financial assets (note 21)	**12**	**1,921**	**23**	**1,741**

Derivative liabilities

(in EUR million)	31 December 2007 Fair values	31 December 2007 Contractual amounts	31 December 2006 Fair values	31 December 2006 Contractual amounts
Total derivative liabilities				
Derivatives not designated as hedging instruments				
– Currency derivatives	23	655	21	915
– Other derivatives	1	11	-	12
	24	**666**	**21**	**927**
Less long-term portion included in long-term financial liabilities (note 25)	**1**	**11**	**-**	**-**
Short-term portion included in short-term financial liabilities (note 25)	**23**	**655**	**21**	**927**

The contractual amounts of currency derivative financial instruments, essentially forward exchange contracts are set forth by currency in the tables below.

	31 December 2007							31 December 2006						
	Currencies purchased forward							Currencies purchased forward						
(in EUR million)	EUR	USD	CHF	JPY	THB	Other	Total	EUR	USD	CHF	JPY	THB	Other	Total
Currencies sold forward:														
EUR	-	-	23	3	6	17	**49**	-	5	16	1	2	25	**49**
USD	557	-	364	-	24	41	**986**	482	-	481	13	22	18	**1,016**
JPY	377	-	-	-	1	1	**379**	367	-	-	-	1	-	**368**
PLN	339	-	2	-	-	-	**341**	289	9	-	-	-	-	**298**
THB	11	12	-	257	-	-	**280**	14	14	-	244	-	-	**272**
BRL	9	130	-	-	-	-	**139**	-	98	-	-	-	-	**98**
Other	285	107	-	-	1	9	**402**	275	189	-	-	-	68	**532**
Total	**1,578**	**249**	**389**	**260**	**32**	**68**	**2,576**	**1,427**	**315**	**497**	**258**	**25**	**111**	**2,633**

The contractual amounts of the non currency derivative financial instruments are set forth by currency in the tables below.

	31 December 2007			31 December 2006		
(in EUR million)	EUR	USD	Total	EUR	USD	Total
Interest-rate derivatives	220	204	**424**	220	-	**220**
Other derivatives	4	28	**32**	4	31	**35**
Total	**224**	**232**	**456**	**224**	**31**	**255**

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The investments in associates and joint ventures of EUR 62 million (2006: EUR 71 million) include essentially MC Projects B.V. in the Netherlands and the SIPH Group in France.

The associates and joint ventures' financial statements include the following amounts:

(in EUR million)	2007	2006
Assets	409	597
Liabilities	168	371
Net sales	873	917
Net income	53	25

18. DEFERRED TAX ASSETS AND LIABILITIES

The amounts of the deferred tax in the balance sheet are:

(in EUR million)	31 December 2007	31 December 2006
Deferred tax assets	926	1,005
Deferred tax liabilities	(61)	(58)
Net deferred tax assets	**865**	**947**

The detail in deferred tax assets and liabilities at the end of the periods, without taking into account the offsetting of balances, is as follows:

(in EUR million)	31 December 2007	31 December 2006
Deferred tax assets by type of temporary difference		
– Intangible assets	26	27
– Financial instruments	109	125
– Inventories	44	42
– Receivables/payables	197	187
– Employee benefits	775	784
– Provisions	149	123
– Unused tax losses	74	111
– Unused tax credits	(65)	(26)
	1,309	1,373
Deferred tax liabilities by type of temporary difference		
– Property, plant and equipment	(444)	(426)
	(444)	(426)
Net deferred tax assets	**865**	**947**

The gross movement on the net deferred tax assets is as follows:

(in EUR million)	2007	2006
At 1 January	**947**	**1,156**
– Exchange differences	(54)	(78)
– Deferred tax income/(expense) (note 11)	(16)	(148)
– Tax recognized in equity	(15)	11
– Other	3	6
At 31 December	**865**	**947**

The deferred income tax recognized in equity during the year is as follows:

(in EUR million)	31 December 2007	31 December 2006
Fair value reserves in Shareholders' equity:		
– compound financial instruments (convertible bond)	(15)	-
Total deferred tax income recognized in equity	**(15)**	**-**

(-) means a negative effect on equity.

Deferred tax assets are recognized to the extent that the realization of future taxable profits is probable and will offset tax losses carried forward and deductible temporary differences.

The detail of unrecognized deferred tax assets is as follows:

(in EUR million)	31 December 2007		31 December 2006	
Deductible temporary differences		85		109
Tax losses		124		169
– of which expire in less than one year	5		4	
– of which expire between 1 to 5 years	46		17	
– of which expire in more than 5 years	16		17	
– of which do not expire	57		131	
Tax credits		84		57
Total unrecognized deferred tax assets		**293**		**335**

19. INVENTORIES

Inventories include the following:

(in EUR million)	31 December 2007	31 December 2006
Raw materials and supplies	845	863
Work in progress	290	275
Finished goods	2,328	2,303
Less write-downs	(110)	(99)
Net Inventory	**3,353**	**3,342**

Movements in inventory write-downs are as follows:

(in EUR million)	2007	2006
At 1 January	**(99)**	**(81)**
Exchange differences and other	3	2
Write-downs of inventories recognized as an expense in the period	(77)	(90)
Reversal of write-downs	63	70
At 31 December	**(110)**	**(99)**

Inventory write-downs, amounting to EUR 110 million as at 31 December 2007 (2006: EUR 99 million) are broken down into the following categories of inventories:

- Raw materials and supplies EUR 35 million (2006: EUR 36 million)
- Work in progress EUR 1 million (2006: EUR 1 million)
- Finished products EUR 74 million (2006: EUR 62 million)

20. TRADE RECEIVABLES

The carrying amount of the trade receivables is detailed in the table below:

(in EUR million)	31 December 2007	31 December 2006
Gross trade receivables	3,089	3,362
Impairment	(96)	(125)
Trade receivables, net	**2,993**	**3,237**

All trade receivables are due within twelve months.

The gross trade receivables are detailed by maturity in the table below:

(in EUR million)	31 December 2007	31 December 2006
Current	2,870	3,130
Overdue		
– less than 3 months	167	163
– between 3 and 6 months	14	20
– more than 6 months	38	49
Gross trade receivables	**3,089**	**3,362**

Movements of the impairment balance are broken down in the table below:

(in EUR million)	2007	2006
At 1 January	**(125)**	**(119)**
Exchange difference	6	(17)
Impairment charge	(27)	(28)
Reversal of impairment charge	50	34
Other	-	5
At 31 December	**(96)**	**(125)**

2007 reversal of impairment charge includes write-offs of EUR 20 million (2006: EUR 19 million).

Collateralized receivables

The Group runs three separate programs whereby certain European and North American subsidiaries have transferred ownership interests in their eligible trade receivable portfolios.

The characteristics of the programs are as follows:

	Maximum financing	
Europe	EUR	394 million
United States of America	USD	636 million
Canada	CAD	150 million
	EUR	929 million

As at 31 December 2007, the programs provide an overcollateralization of EUR 186 million (2006: EUR 210 million) to the financial institutions. This covers the portfolios' credit losses that could occur.

Since the Group has retained substantially all the risks and rewards of ownership, the ownership interests in the trade receivable portfolios sold by the European and North American subsidiaries have not been derecognized and the financing received from the financial institutions, amounting to EUR 625 million as at 31 December 2007 (2006: EUR 988 million), has been accounted for as collateralized loans (note 25).

21. CURRENT FINANCIAL ASSETS

The carrying amount of the current financial assets is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Available-for-sale investments (note 15)	-	6
Loans and deposits (note 15)	23	50
Derivative instruments (note 16)	12	23
Total current financial assets	**35**	**79**

22. OTHER CURRENT ASSETS

The carrying amount of the other current assets is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Employees	2	3
Suppliers	88	75
Current tax – Advance payments	99	70
Other tax receivables	264	260
Other	127	144
Impairment	(7)	(8)
Total other current assets	**573**	**544**

Other tax receivables mainly relate to VAT.

23. CASH AND CASH EQUIVALENTS

The carrying amount of cash and cash equivalents is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Cash at bank and in hand	205	568
Short-term bank deposits (less than three months) and other cash equivalents	125	112
Total cash and cash equivalents	**330**	**680**

The effective interest rate on short-term bank deposits was 3.39 % in 2007 (2006: 2.34 %).

Cash and cash equivalents are denominated in the following currencies:

(in EUR million)	31 December 2007	31 December 2006
EUR	143	387
USD	38	62
CAD	23	42
SGD	23	5
DKK	21	1
Other	82	183
Total cash and cash equivalents	**330**	**680**

24. SHARE CAPITAL AND PREMIUMS

(in EUR million)	Ordinary shares	Share premiums	Treasury shares	Total
143,387,625 shares outstanding as at 1 January 2006	**287**	**1,845**	-	**2,132**
Employee share option schemes				
– cost of services rendered	-	7	-	7
– proceeds from 264,693 shares issued	-	11	-	11
143,652,318 shares outstanding as at 31 December 2006	**287**	**1,863**	-	**2,150**
Employee share option schemes				
– cost of services rendered	-	9	-	9
– proceeds from 346,851 shares issued	1	13	-	14
143,999,169 shares outstanding as at 31 December 2007	**288**	**1,885**	-	**2,173**

The total authorized and issued number of ordinary shares is 143,999,169 shares as at 31 December 2007 (2006: 143,652,318 shares) with a par value of 2 EUR per share (2006: 2 EUR per share).
The increase is mostly due to the exercise of options granted to Group employees.
All shares issued are fully paid and registered. Shares held for more than 4 years have a double voting right.
Dividend proposed to the shareholders at the 16 May 2008 Annual General Meeting is EUR 1.60 per share.

25. FINANCIAL LIABILITIES

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Long-term		
Bonds	2,051	1,465
Loans from financial institutions and other	702	1,027
Obligations under finance leases (note 14)	171	244
Derivative instruments (note 16)	1	-
	2,925	2,736
Short-term		
Bonds and commercial papers	219	684
Loans from financial institutions and other	856	1,412
Obligations under finance leases (note 14)	47	40
Derivative instruments (note 16)	23	21
	1,145	2,157
Total financial liabilities	**4,070**	**4,893**

The Group net debt is presented in the table below.

(in EUR million)	31 December 2007	31 December 2006
Financial liabilities	4,070	4,893
Derivative assets (note 16)	(26)	(35)
Cash and cash equivalents (note 23)	(330)	(680)
Net debt	**3,714**	**4,178**

The fair value of long-term financial liabilities which is calculated in accordance with note 2 is presented in the table below.

(in EUR million)	31 December 2007	31 December 2006
Bonds	2,125	1,651
Loans from financial institutions and other	708	1,005
Obligations under finance leases	170	247
Derivative instruments	1	-
Total long-term financial liabilities	**3,004**	**2,903**

Bonds and commercial papers

Bonds and commercial papers issued by the Group have the characteristics mentioned in the table below.

Description	2007 effective interest rates	Carrying amount (in EUR million) 31 December 2007 Current	31 December 2007 Non-current	31 December 2006 Current	31 December 2006 Non-current
Subordinated bonds issued by Compagnie Générale des Etablissements Michelin – nominal value of EUR 469 million (2006: EUR 500 million) – issued in December 2003 and due in December 2033, unless the Group elects to reimburse earlier between December 2013 and due date – nominal interest rate of 6.375 % until December 2013 and at Euribor 3 months +2.95 % thereafter – deferred coupon payment option when the Company does not distribute dividends	6.60 %	-	463	-	494
Bonds issued by Michelin Luxembourg SCS – nominal value of EUR 500 million (2006: EUR 500 million) – issued in April 2002 and due in April 2012 – nominal interest rate of 6.5 %	6.63 %	-	498	-	497
Bonds issued by Michelin Luxembourg SCS – nominal value of EUR 470 million (2006: EUR 470 million) – issued in April 2002 and due in April 2009 – nominal interest rate of 6.125 % – partially hedged through a EUR 220 million interest rate swap (2006: EUR 220 million) maturing in April 2009 (fair value hedge) (note 16)	6.24 % *(5.70 %)*[1]	-	471	-	474
Liability component of convertible bonds (Océanes) issued by Compagnie Générale des Etablissements Michelin as described below.	4.76 %	-	619	-	-
Commercial papers issued by Compagnie Générale des Etablissements Michelin – nominal value of EUR 220 million (2006: EUR 686 million)	4.71 %	219	-	684	-
Weighted average effective interest rate and total carrying amounts	**5.85 %** ***(5.74 %)***[1]	**219**	**2,051**	**684**	**1,465**

[1] *after hedging.*

During the year the Company issued of zero-coupon bonds convertible and/or exchangeable for new or existing shares of the Company (the "bonds" or the "Océanes"). The main characteristics of this issue are described in the table below.

Issue date	21 March 2007
Bonds issued	6,742,438 bonds
Bonds converted	21 bonds
Direct costs	EUR 6 million
Net proceeds	EUR 694 million
Annual gross yield	3.07 %
Conversion and/or exchange ratio	1 bond for 1 ordinary share
Maturity date	1st January 2017
Amount redeemable at maturity date	EUR 941 million

At any time the bondholders are entitled to request their bonds to be redeemed for Company shares. Under certain conditions, the Company has the option to redeem all outstanding bonds starting from 21 March 2011.

Since the conversion and/or exchange ratio is fixed (apart from some adjustment provisions to protect the bondholders but which, at issue date, are not intended to be activated), the net proceeds have been allocated at issuance date as follows:

(in EUR million)	2007
Long term liability component	597
Equity component	97
Net proceeds	**694**

The equity element before deferred tax impact remains unchanged in equity. The net equity element as at 31 December 2007 is broken down in the table below.

(in EUR million)	2007
Component classified in equity (gross amount)	97
Deferred taxes	(15)
Component classified in equity (net amount)	**82**

Loans from financial institutions and other

Loans from financial institutions and other include mainly amounts drawn on credit lines, borrowings secured by trade receivables as mentioned in note 20 and liabilities from purchased minority shares.

Loans from financial institutions and other have the characteristics mentioned in the tables below (before hedge).

At 31 December 2007

(in EUR million)	EUR	USD	THB	CNY	RUB	CAD	Other	Total
Loans from financial institutions and other	688	294	219	115	14	38	190	**1,558**
– of which at fixed rates	10	12	65	-	-	-	14	**101**
– of which at variable rates	678	282	154	115	14	38	176	**1,457**
Weighted average effective interest rate	4.68 %	5.69 %	4.40 %	5.72 %	6.36 %	4.72 %	7.78 %	**5.36 %**

At 31 December 2006

(in EUR million)	EUR	USD	THB	CNY	RUB	CAD	Other	Total
Loans from financial institutions and other	1,151	722	127	105	55	35	244	**2,439**
– of which at fixed rates	29	87	7	-	-	4	-	**127**
– of which at variable rates	1,122	635	120	105	55	31	244	**2,312**
Weighted average effective interest rate	3.17 %	5.90 %	5.10 %	5.24 %	6.03 %	4.04 %	8.17 %	**4.87 %**

The exposure of the loans from financial institutions and other to interest rate changes and the contractual repricing dates are as follows:

(in EUR million)	31 December 2007	31 December 2006
6 months or less	1,437	2,301
6 – 12 months	20	11
1 – 5 years	47	72
Over 5 years	54	55
	1,558	2,439

Rating

At 31 December 2007, the corporate credit ratings are as follows:

		CGEM	CFM
Short-term	Standard & Poor's	A-2	A-2
	Moody's	P-3	P-2
Long-term	Standard & Poor's	BBB	BBB
	Moody's	Baa3	Baa2
Outlook	Standard & Poor's	Stable	Stable
	Moody's	Stable	Stable

26. EMPLOYEE BENEFITS

According to laws and regulations applicable in each country, the Group contributes to post-retirement benefit, insurance, healthcare plans and retirement bonuses, of which the amount of the benefits paid varies based on a number of factors including seniority, salary and contributions to general insurance schemes.
Such plans can be either defined benefit plans or defined contribution plans.
In the case of defined benefit plans, Group commitments are measured using the Projected Credit Unit method.
In the case of defined contribution plans, the liabilities correspond to the contributions due.

26.1. Defined Benefit Plans

In addition to mandatory social insurance plans, the Group has introduced a number of retirement plans and retiree medical care plans as well as some minor plans as long service award or retirement bonuses.

Summary of the financial situation of the main defined benefit plans:

(In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	31 December 2007	31 December 2006
Present value of fully or partly funded obligations	5,068	-	5,068	5,661
Fair value of plan assets	(4,744)	-	(4,744)	(4,858)
Funded status	**324**	-	**324**	**803**
Present value of unfunded obligations	512	1,650	2,162	2,298
Unrecognized past service cost	(2)	73	71	122
Unrecognized actuarial gains and losses	62	(64)	(2)	(496)
Unrecognized asset due to asset ceiling limitation	8	-	8	-
Defined benefit net liabilities	**904**	**1,659**	**2,563**	**2,727**
Amounts recognized in the balance sheet:				
– Prepaid benefit cost (note 15)			(4)	(3)
– Accrued benefit cost			2,567	2,730
Net liabilities			**2,563**	**2,727**

Unrecognized actuarial gains and losses (corresponding to changes in the present value of the projected defined benefit obligations or the fair value of defined benefit plan assets) arise primarily from:

- changes in long-term actuarial assumptions such as inflation rate, discount rate, future salary levels and mortality tables,
- and differences between actuarial assumptions and actual experience.

Past service cost corresponds to the value of rights not yet vested by employees at the time of changing the benefit rights granted.
The group does not recognize in the balance sheet any asset in excess of the total of the cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in future contributions to the plan.

At 31 December 2007 unrecognized actuarial losses amounted to EUR 2 million (2006: EUR 496 million) and past service cost of non vested benefits amounted to EUR 71 million (2006: EUR 122 million).
At 31 December 2007, the application of the asset ceiling limitation led the Group not to recognize an asset for an amount of EUR 8 million.

Movement of defined benefit net liabilities recognized in the balance sheet:

(In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	2007	2006
At 1 January	**990**	**1,737**	**2,727**	**3,014**
Exchange differences	(32)	(92)	**(124)**	(132)
Expenses recognized in the income statement (recurring items)	58	172	**230**	118
Contributions paid to the funds	(93)	-	**(93)**	(126)
Benefits directly paid to the beneficiaries	(21)	(123)	**(144)**	(176)
Portion of benefit expenses recognized within the non recurring restructuring expenses	2	(22)	**(20)**	29
Changes in the scope of consolidation	-	(13)	**(13)**	-
At 31 December	**904**	**1,659**	**2,563**	**2,727**

In 2007, the net amount recognized in the consolidated income statement is an expense of EUR 212 million (2006: EUR 149 million), broken down as follows:

Net amount recorded in the consolidated Income statement (in EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	Year ended 31 December 2007	Year ended 31 December 2006
Cost of service rendered during the year	105	42	**147**	169
Interest cost	317	87	**404**	400
Expected return on plan assets	(356)	-	**(356)**	(340)
Amortization of actuarial gain/loss during the year	5	2	**7**	6
Past service cost recognized during the year	2	57	**59**	8
Effect of reductions or liquidations of benefit plans	(17)	(14)	**(31)**	(125)
Effect of asset ceiling limitation	2	-	**2**	-
Portion of benefit expenses recognized within the non recurring restructuring expenses	2	(22)	**(20)**	31
Total recorded in the income statement	**60**	**152**	**212**	**149**

Annual charges are determined by independent actuaries at the beginning of each financial year based on the following factors:

- charge corresponding to acquisition of an additional year of rights ("cost of services rendered during the year"),
- charge corresponding to annual discount ("interest cost"),
- income corresponding to estimated return on assets ("expected return on plan assets"),
- income or charge from annual amortization of actuarial gain or loss ("amortization of actuarial gain/loss during the year"),
- gain/loss resulting from changes in plan benefits ("past service cost recognized during the year"),
- gain/loss resulting from any reduction or liquidation of plans (curtailments and settlements),
- gain/loss resulting from the effect of the asset ceiling limitation.

26.1.1. Pension plans

The Group offers its employees different retirement plans that vary according to applicable laws and regulations in each country and in accordance with the respective collective bargaining agreements relevant to each subsidiary.

Such benefits are provided under defined benefit plans or defined contribution plans.

Under defined benefit plans, the Group guarantees the future level of benefits as provided by the plan regulations. The valuation of such defined benefit plans is carried out by independent actuaries using actuarial techniques. Defined retirement benefit plans can be funded through payments to external funds specialized in the management of the contributions paid to them. In the case of unfunded plans such as German pension plans, a provision is made in the consolidated balance sheet.

Defined post-retirement benefit plans are mainly found in the United States of America, Canada and the United Kingdom. The future benefits paid by the above plans are generally based on seniority and average end-of-career salaries. Since 2004, Group defined pension benefits paid to the employees of its North American and UK subsidiaries are gradually being phased out in favor of defined contribution pension plans for newly hired employees.

Under defined contribution plans, the Group's obligation is limited to the payment of established contributions. This does not guaranty the future level of benefits paid. Annual charges correspond to the contributions due during the year.

Currently, Group defined contribution plans mainly relate to the 401 K plans in the United States of America and the RRSP plan in Canada.

Change in the financial situation of defined benefit pension plans is as follows:

(in EUR million)	31 December 2007				31 December 2006			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	2,933	3,248	24	6,205	3,225	3,230	35	6,490
Exchange differences	(184)	(217)	1	(400)	(313)	58	-	(255)
Changes in the scope of consolidation	-	14	-	14	-	-	-	-
Current service cost	49	49	-	98	60	56	-	116
Interest cost	153	147	1	301	157	147	1	305
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	(22)	11	-	(11)	2	16	(4)	14
- Unrecognized costs	-	-	-	-	1	2	-	3
Benefits paid	(183)	(114)	-	(297)	(162)	(217)	(5)	(384)
Other items	-	-	-	-	4	2	(4)	2
Unrecognized actuarial (gain)/loss generated during the year	(82)	(249)	1	(330)	(41)	(46)	1	(86)
Present value of the obligation at the end of the year	2,664	2,889	27	5,580	2,933	3,248	24	6,205
Fair value of plan assets at the beginning of the year	2,761	2,089	8	4,858	2,809	1,971	11	4,791
Exchange differences	(166)	(182)	1	(347)	(272)	45	-	(227)
Changes in the scope of consolidation	-	14	-	14	-	-	-	-
Expected return on plan assets	212	125	1	338	210	122	1	333
Contributions paid to the plans	29	72	1	102	50	87	1	138
Administration costs	-	(7)	-	(7)	-	(6)	-	(6)
Benefits paid	(183)	(96)	-	(279)	(159)	(199)	(6)	(364)
Other items	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/(loss) generated during the year	94	(32)	3	65	123	69	1	193
Fair value of plan assets at the end of the year	2,747	1,983	14	4,744	2,761	2,089	8	4,858
Deficit/(surplus) at the end of the year	*(83)*	*906*	*13*	*836*	*172*	*1,159*	*16*	*1,347*
Deferred items at the beginning of the year	101	258	(2)	357	293	368	(1)	660
Exchange differences	(9)	(14)	-	(23)	(29)	6	-	(23)
Changes in scope of consolidation	-	-	-	-	-	-	-	-
Unrecognized asset due to the asset ceiling limitation generated during the year	(8)	-	-	(8)	-	-	-	-
Amortization of actuarial gain/loss during the year	(2)	(2)	-	(4)	(1)	(4)	-	(5)
Amortization of plan reorganization costs during the year	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/loss generated during the year	(171)	(218)	(2)	(391)	(162)	(114)	(1)	(277)
Unrecognized plan reorganization costs generated during the year	1	-	-	1	-	2	-	2
Deferred items at the end of the year	(88)	24	(4)	(68)	101	258	(2)	357
Net liability/(-)asset recognized in the balance sheet at the end of the year	5	882	17	904	71	901	18	990

In 2007, the decrease of the present value of the defined benefit pension plans obligation amounts to EUR 625 million. This decrease is due to:

- the effect of the exchange rates between EUR and USD, GBP and CAD — EUR 400 million
- the actuarial gains due to the change in actuarial assumptions and to the difference between assumptions and actual experience — EUR 330 million
- the difference between the cost (service cost and interest cost) and the benefits paid during the year — EUR (102) million
- the changes in plan regulations — EUR 11 million
- the changes in the scope of consolidation — EUR (14) million

The fair value of plan assets amounts to EUR 4,744 million at 31 December 2007, showing a decrease of EUR 114 million compared to 31 December 2006. The factors being the cause of this variation are the following:

- the effect of the exchange rates between EUR and USD, GBP and CAD — EUR (347) million
- the difference between the contributions paid to the funds and the benefits paid by the funds — EUR (177) million
- the actual return on plan asset — EUR 403 million
- other items — EUR 7 million

The amounts for current annual period and previous three annual periods of the present value of the defined benefit obligation, the fair value of the plan assets, the surplus or deficit in the plan and the experience adjustments are as follow:

(in EUR million)	2007	2006	2005	2004
Defined benefit obligation	(5,580)	(6,205)	(6,490)	(5,423)
Plan assets	4,744	4,858	4,791	3,965
Surplus / (deficit)	(836)	(1,347)	(1,699)	(1,458)
Experience adjustment on:				
– plan liabilities	*(31)*	(2)	(16)	5
– plan assets	*64*	192	227	80

The main actuarial weighted average assumptions used to measure the obligations for pension plans were as follows:

	31 December 2007			31 December 2006		
	North America	Europe	Other	North America	Europe	Other
Discount rate	5.84 %	5.57 %	11.30 %	5.63 %	4.86 %	11.30 %
Rate of salary increases[1]	3.34 %	3.44 %	7.62 %	3.34 %	3.21 %	7.62 %
Average remaining service lives	11.6 years	10.7 years	12.5 years	12.0 years	11.1 years	12.9 years
Expected return on plan assets	8.34 %	6.62 %	11.30 %	8.36 %	6.58 %	11.30 %

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

Group obligations are regularly calculated by independent actuaries using the Projected Unit Credit Method with end of career salary .
The assumptions used are determined each year by the management based on recommendations from the actuaries.
The discount rates used to calculate the present value of obligations are based on high-quality corporate or Government bonds having a term consistent with the obligations at the calculation date.
The main assumptions (pay increases, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.
The expected return of plan assets is determined for each portfolio on the measurement date taking into account market conditions, portfolio composition as well as long-term returns of each class and sub-class.

The discount rate is one of the main assumptions used in the measurement of the defined benefit obligation and its change may have a significant effect on the amounts reported.
A one-percentage-point change in the discount rate compared to those used for 2007 would have the following effect:

	1% point increase	1% point decrease
Effect on the accumulated obligation (DBO)	-13.0 %	+14.1 %
Effect on the aggregate of current service cost and interest cost	-1.9 %	-0.3 %

Net income and charges recognized in the income statement are as follows:

	Year ended 31 December 2007				Year ended 31 December 2006			
(in EUR million)	North America	Europe	Other	Total	North America	Europe	Other	Total
Cost of service rendered during the year	51	52	2	**105**	63	50	6	**119**
Interest cost	160	156	1	**317**	164	145	1	**310**
Expected return on plan assets	(220)	(135)	(1)	**(356)**	(219)	(120)	(1)	**(340)**
Amortization of actuarial gain/loss during the year	2	3	-	**5**	2	4	-	**6**
Past service cost recognized during the year	-	2	-	**2**	17	15	1	**33**
Effect of reductions or liquidations of benefit plans	(23)	6	-	**(17)**	(49)	1	(5)	**(53)**
Effect of asset ceiling limitation	2	-	-	**2**	-	-	-	-
Portion of benefit expenses recognized within the non recurring restructuring expenses	-	2	-	**2**	31	-	-	**31**
Total defined benefit pension expenses	**(28)**	**86**	**2**	**60**	**9**	**95**	**2**	**106**
Actual return on plan assets	**306**	**93**	**4**	**403**	**333**	**191**	**1**	**525**

The asset allocation of fully and partly funded significant pension plans is as follows:

	31 December 2007				31 December 2006			
	Canada	USA	UK	Other	Canada	USA	UK	Other
Equities	62 %	47 %	57 %	6 %	67 %	43 %	60 %	6 %
Alternative investments (1)	3 %	17 %	0 %	3 %	0 %	17 %	0 %	5 %
Real Estate	0 %	7 %	0 %	3 %	0 %	7 %	0 %	3 %
Total fixed income and cash	35 %	29 %	43 %	88 %	33 %	33 %	40 %	86 %
Total	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**

(1) Hedge funds and private equity.

Note that in so far as local law gives the Group some flexibility in weighting on investment fund policy, the Group refrains altogether from placing any Group security in the managed funds. With reference to general funds invested with insurance companies as well as other alternative investments, the Group is not in possession of all information on the underlying assets. The Group has no significant amount invested in its own securities.

To our best knowledge Michelin was not occupying nor using any of the real estate assets included in the various portfolios.
Each plan's asset allocation is decided periodically by an independent body acting as fiduciary (Investment Board, Board of Trustees) based on recommendations made by independent actuaries in consultation with banks or investment management firms. The asset allocation takes into account the structure of social liabilities and their terms.

As at 31 December 2007 Group contributions and payments made to pension plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Contributions paid/payments made				
2007	31	67	1	99
Estimates of contributions expected to be paid and payments to be made				
2008	13	115	1	129
2009	18	69	1	88
2010	19	76	1	96
2011	76	76	1	153

The Group makes contributions to fully and partly funded plans in order to meet its future benefit payment obligations to the beneficiaries. The level of contributions is periodically determined by the Group based on factors such as current funding levels, legal and tax considerations and local practice, in consultation, as the case may be, with local boards and actuaries.
In the case of unfunded plans, the payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies.

The estimates of the future payments for the non financed plans were carried out on the basis of elements included in the calculation of the projected defined benefit obligation based on the leaving dates envisaged each year. The same method was used for the constitutive funds for the partially funded plans paid to insurance companies. For the plans that are financed, the estimations of future contributions have been made taking into account the changes in regulations that are known to date (Pension Protection Act 2006 in the US which will have an impact on funding from 2011 and Pension Act 2004 in the UK).

26.1.2. Other Defined Benefit Plans

In many countries, Group employees receive other post-retirement benefits and long-term benefits throughout their term of employment. The "other post-retirement benefits" mainly include healthcare insurance and retirement bonuses. The "other defined benefit plans" are mainly found in the United States of America, Canada and France. "Other long-term benefits" also include deferred compensations that are mandatory in the countries where the Group operates or provided for under local company-specific agreements. Such defined benefit plans generally relate to Group European companies and are based on seniority.
As in the case of the above-described defined benefit plans, "other defined benefit plans" are valuated by independent actuaries using actuarial techniques. The obligations under these plans are not covered by assets but are fully accounted for in the Group's balance sheet liabilities.

Changes in the financial situation of "other defined benefit plans" are as follows:

(in EUR million)	31 December 2007				31 December 2006			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	999	736	19	1,754	1,172	743	18	1,933
Exchange differences	(76)	(1)	-	(77)	(114)	-	(1)	(115)
Changes in the scope of consolidation	-	-	(10)	(10)	-	-	-	-
Current service cost	13	25	-	38	16	31	1	48
Interest cost	51	33	-	84	57	29	1	87
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	-	40	(7)	33	(17)	(59)	3	(73)
- Unrecognized costs	-	19	-	19	(20)	106	-	86
Benefits paid	(54)	(71)	-	(125)	(55)	(96)	(1)	(152)
Other items	4	1	-	5	(4)	3	-	(1)
Unrecognized actuarial (gain)/loss generated during the year	(36)	(35)	-	(71)	(36)	(21)	(2)	(59)
Present value of the obligation at the end of the year	**901**	**747**	**2**	**1,650**	**999**	**736**	**19**	**1,754**
Fair value of plan assets at the beginning of the year	-	-	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-	-	-
Expected return on plan assets	-	-	-	-	-	-	-	-
Contributions paid to the plans	-	-	-	-	-	-	-	-
Administration costs	-	-	-	-	-	-	-	-
Benefits paid	-	-	-	-	-	-	-	-
Other items	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/(loss) generated during the year	-	-	-	-	-	-	-	-
Fair value of plan assets at the end of the year	-	-	-	-	-	-	-	-
Deficit/(surplus) at the end of the year	*901*	*747*	*2*	*1,650*	*999*	*736*	*19*	*1,754*
Deferred items at the beginning of the year	(142)	161	(2)	17	(113)	72	(1)	(42)
Exchange differences	17	-	-	17	11	-	-	11
Changes in scope of consolidation	-	-	2	2	-	-	-	-
Amortization of actuarial gain/loss during the year	(3)	1	-	(2)	4	(4)	-	-
Amortization of plan reorganization costs during the year	21	(11)	-	10	20	1	-	21
Unrecognized actuarial gain/loss generated during the year	(36)	(36)	-	(72)	(44)	(14)	(1)	(59)
Unrecognized plan reorganization costs generated during the year	-	19	-	19	(20)	106	-	86
Deferred items at the end of the year	(143)	134	-	(9)	(142)	161	(2)	17
Net liability/(-)asset recognized in the balance sheet at the end of the year	1,044	613	2	1,659	1,141	575	21	1,737

In 2007, the decrease of the present value of the other defined benefit plans amounts to EUR 104 million. This decrease is due to:

- the effect of the exchange rates between EUR and USD, GBP and CAD — EUR 77 million
- the change in plan regulations — EUR (52) million
- the difference between the cost (service cost and interest cost) and the benefits paid during the year — EUR 3 million
- the actuarial gains due to the change in actuarial assumptions and to the difference between assumptions and actual experience — EUR 71 million
- other items — EUR 5 million

The amounts for current annual period and previous three annual periods of the present value of the defined benefit obligation and the experience adjustments are as follows:

(in EUR million)	2007	2006	2005	2004
Defined benefit obligation	**(1,650)**	(1,754)	(1,933)	(1,969)
Experience adjustment on plan liabilities	**19**	26	69	26

The main actuarial weighted average assumptions used to measure the obligations for other defined benefit plans were as follows:

	31 December 2007			31 December 2006		
	North America	Europe	Other [1]	North America	Europe	Other
Discount rate	5.89 %	5.19 %	-	5.67 %	4.44 %	11.63 %
Average remaining service lives	12.9 years	11.8 years	-	13.3 years	13.7 years	17.5 years

(1) The Group has no more "Other Defined Benefit Plans" requiring the use of actuarial assumptions outside North America and Europe.

The discount rates used to calculate the present value of obligations are based on high-quality corporate or Government bonds having a term consistent with the obligations at the calculation date.
The main assumptions (healthcare cost increase trends, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.

A one-percentage-point change in the discount rate compared to those used for 2007 would have the following effect:

	1% point increase	1% point decrease
Effect on the accumulated obligation (DBO)	-8.9 %	+11.1 %
Effect on the aggregate of current service cost and interest cost	+1.7 %	-1.8 %

Future assumptions concerning healthcare cost trends are as follows:

	31 December 2007		31 December 2006	
	USA	Canada	USA	Canada
Expected growth of healthcare costs for the first year	7.93 %	6.91 %	8.41 %	7.91 %
Minimum long-term growth of healthcare costs	5.00 %	5.00 %	5.00 %	5.00 %
Year in which the lowest growth rate will be achieved	2014	2010	2014	2010

The assumed health care cost trend rate has a significant effect on the amounts reported.
A one-percentage-point change in the expected healthcare cost trend compared to those used for 2007 would have the following effect:

	1% point increase	1% point decrease
Effect on the accumulated obligation (DBO)	+ 6.79 %	- 5.72 %
Effect on the aggregate of current service cost and interest cost	+ 7.64 %	- 6.36 %

Net income and charges recognized in the income statement are as follows:

(in EUR million)	Year ended 31 December 2007				Year ended 31 December 2006			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Cost of service rendered during the year	14	27	1	42	17	32	1	50
Interest cost	54	33	-	87	59	29	2	90
Expected return on plan assets	-	-	-	-	-	-	-	-
Amortization of actuarial gain/loss during the year	3	(1)	-	2	4	(4)	-	-
Past service cost recognized during the year	(22)	86	(7)	57	(39)	9	5	(25)
Effect of reductions or liquidations of benefit plans	-	(14)	-	(14)	(1)	(69)	(2)	(72)
Portion of benefit expenses recognized within the non recurring restructuring expenses	-	(22)	-	(22)	-	-	-	-
Total other defined benefit expenses	**49**	**109**	**(6)**	**152**	**40**	**(3)**	**6**	**43**

As at 31 December 2007 Group payments made and to be made on other defined plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Payments made				
2007	53	94	-	**147**
Estimates of payments expected to be made				
2008	56	48	-	**104**
2009	58	52	-	**110**
2010	60	54	-	**114**
2011	61	72	-	**133**

Such payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies.
Payments made in 2007 are significantly higher than those forecasted for the coming years due to anticipated payments (mostly in France).

26.2. Defined contribution plans

In some Group companies, employees are covered by defined contribution plans. Such plans mainly provide benefits in addition to those of mandatory post-retirement plans. These are mainly found in the United States of America, Canada and the United Kingdom.
In 2007, the contributions paid to such defined contribution plans and charged to the consolidated income statement amount to EUR 61 million (2006: EUR 58 million).

27. SHARE OPTION PLANS

Changes in the number of options granted under share option plans and their weighted average exercise price are as follows:

	2007		2006	
	Weighted average exercise price (in euro per option)	Options	Weighted average exercise price (in euro per option)	Options
At 1 January	**44.41**	**2,442,057**	**43.57**	**2,585,850**
Granted	91.00	1,188,230	58.00	136,700
Forfeited	57.97	(21,730)	44.53	(15,800)
Exercised	39.68	(346,830)	43.18	(264,693)
At 31 December	**61.80**	**3,261,727**	**44.41**	**2,442,057**

545,177 of the 3,261,727 options outstanding as at 31 December 2007 are exercisable (2006: 453,407 of the 2,442,057).

Assumptions used to value the share options granted in 2007 are as follows:

Grant date	14 May 2007
Number of options	1,188,230
Weighted average share price (euros per share)	91.08
Exercise price (euros per share)	91.00
Volatility	30.14 %
Risk free interest rate	4.21 %
Market value of the option at grant date (in euro per option)	16.57

The maximum gain allowed is limited to 100 % of the exercise price.

Share purchase option plans have the following exercise prices and expiry dates:

Grant dates	Vesting dates	Expiry dates	Exercise prices (in euro per option)	Options	
				31 December 2007	31 December 2006
May 2002	May 2006	May 2011	44.00	240,085	453,407
May 2003	May 2007	May 2012	32.25	118,447	223,800
November 2003	November 2007	November 2012	34.00	186,645	214,500
May 2004	May 2008	May 2013	40.00	169,900	169,900
July 2004	July 2008	July 2013	44.50	120,700	121,300
May 2005	May 2009	May 2014	48.00	218,500	218,500
November 2005	November 2009	November 2014	48.00	888,000	903,950
May 2006	May 2010	May 2015	58.00	136,700	136,700
May 2007	May 2011	May 2015	91.00	1,182,750	-
Total outstanding share options				**3,261,727**	**2,442,057**

28. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The carrying amount of the provisions and other long-term liabilities is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Non-current liabilities		
– Deferred income - Government grants	121	109
– Debts towards employees and social security authorities	101	123
Provisions		
– Restructuring provisions	442	250
– Litigations provisions	113	113
– Other provisions	118	223
Total provisions and other non-current liabilities	**895**	**818**

Movements of provisions during the year:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January 2007	**250**	**113**	**223**
Additional provisions	358	55	45
Utilized during the year	(124)	(55)	(117)
Unused amounts reversed	(30)	-	-
Currency translation effects	2	-	(3)
Change in scope of consolidation	-	-	(29)
Other effects	(14)	-	(1)
At 31 December 2007	**442**	**113**	**118**

As at 31 December 2007,

- the remaining restructuring provisions are mainly located in:
  - Spain for EUR 204 million,
  - Canada for EUR 48 million,
  - France for EUR 125 million.
- the other provisions mainly include the remaining portion of the 2006 Group decisions:
  - to stop tire manufacturing operations in Nigeria EUR 22 million,
  - to specialize the Bourges and Cholet plants (France) EUR 28 million

29. OTHER CURRENT LIABILITIES

The carrying amount of the other current liabilities is detailed in the table below.

(in EUR million)	31 December 2007	31 December 2006
Customers – Deferred rebates	606	564
Employee benefits	356	360
Social security liabilities	305	291
Restructuring liabilities	88	79
Current income tax to pay	125	120
Other taxes	134	164
Other	310	333
Total other current liabilities	**1,924**	**1,911**

30. DETAILS OF THE CASH FLOW STATEMENT

Details of the cash flow statement are presented in the table below:

(in EUR million)	Year ended 31 December 2007	Year ended 31 December 2006
Non-cash other income and expenses		
Result on disposal of non-financial assets	(19)	(64)
Other	(7)	(11)
	(26)	**(75)**
Net finance costs paid		
Interests paid and other financial expenses	(322)	(340)
Interests received and other financial income	35	24
Dividends received	10	5
	(277)	**(311)**
Change in value of working capital, net of impairment		
Change in inventory	(132)	(252)
Change in trade receivables	166	(107)
Change in other receivables and payables	132	138
	166	**(221)**
Purchases of intangible assets and PP&E		
Purchase of intangible assets	(82)	(63)
Purchase of PP&E	(1, 258)	(1,351)
Investment grants received	16	14
Change in capital expenditures payables	(160)	21
	(1,484)	**(1,379)**
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(39)	(39)
Decrease of other non-current financial assets	58	49
Net change of the other current financial assets	22	(5)
	41	**5**
Change in value of current and non-current financial liabilities		
Increase of non-current financial liabilities	325	463
Decrease of non-current financial liabilities	(458)	(402)
Finance lease debt repayments	(79)	(36)
Net increase / (decrease) of current financial liabilities	(1,062)	279
Derivatives	12	7
	(1,262)	**311**

Detail of the non cash transactions:		
– Financial lease	26	34
– Non-controlling interest purchase commitments	(55)	(31)
– New emission rights	5	20

31. COMMITMENTS AND CONTINGENCIES

Michelin Pension Trust Ltd UK

Following the introduction of the "Pension Act 2004" in the United Kingdom, a multi-annual plan of contributions to the UK pension funds, "Recovery Plan", was established between Michelin Pension Trust Ltd U.K. and Michelin U.K. In order to limit the amount of the contributions and to stagger them over more than ten years, the Group issued in 2007 a guarantee towards the pension fund to cover the stream of contributions which its subsidiary will have to make. The discounted amount guaranteed which exceeds the amount already recognized in the financial statements amounts to £ 78 million.

Other commitments

The Group has various purchase commitments for materials and services as well as for the acquisition of equipments. These commitments primarily concern the purchases in 2008. They are established under normal market conditions and occur in the course of ordinary activities of the Group.

Canadian pension litigation

In June 2005, a group of Michelin pension fund beneficiaries in Canada (the Plaintiffs) started a legal action against the Canadian subsidiary of the Group (Michelin Canada.) The lawsuit had initially sought the payment of 350 million Canadian dollars into said pension fund. Before the May, 2007, trial, the Plaintiffs amended the amount of their demand to 268 million Canadian dollars. Since Michelin Canada had always maintained that it had good and meritorious defenses to the claim, no provision was deemed necessary. In October, 2007, after the trial, the Nova Scotia Supreme Court (the trial court) entered a judgment on the substantive merits of the case in favor of Michelin Canada and against the Plaintiffs in all respects. In January 2008 the Plaintiffs have filed a notice of appeal to the Nova Scotia Court of Appeal. Michelin Canada does not expect the judgment to be reversed or remanded; therefore the Group still deems a provision unnecessary.

Other contingencies

In the course of their ordinary activities, the group companies may be involved in administration proceedings, litigations and claims. Although provisions have been recognized when the risks are established and the cash outflows probable, it exists uncertainties on some of administration proceedings, litigations and claims.
In the opinion of the Group management, the outcome of these actions will not have material impact on the Group's financial situation or cash flows.

32. ACQUISITIONS AND DIVESTMENTS OF BUSINESSES

In October 2007, the Group acquired 100 % of Oliver Rubber Co for USD 66 million. Oliver is a manufacturer of tread rubber and retreading equipment. This acquisition generated a goodwill of EUR 3 million. There were no other significant acquisitions or divestments in 2007.

33. RELATED PARTY TRANSACTIONS

Subsidiaries and associated companies

A list of the major Group subsidiaries and associates is included in note 35.
Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation.
Transactions and balances between the Group and its associates are detailed in the table below.

(in EUR million)	2007	2006
Income statement		
Income from the sale of goods or supply of services	2	4
Interest income	-	1
Expenses for the purchase of products or supply of services	(130)	(29)
Balance sheet		
Balances receivable	-	-
Loans receivable	-	15
Financial liabilities	(4)	(3)
Balance payable	(9)	(3)
Other current receivables and payables	1	2

Key management and Supervisory Board

The Managing General Partner received in 2007, in connection with financial year 2006, an aggregate amount of EUR 4.2 million, proportional to and dependent upon profit (2006 in connection with 2005 for the three General Managing General Partners: EUR 9.9 million).

The benefits costs of the non-general Managing Partners were EUR 1.4 million since their nomination in May 2007. They are broken down in short term benefits (EUR 1.2 million), post employment benefits (EUR 0.1 million) and share based payments (EUR 0.1 million). They do not include those received as members of the Group Executive Council until 11 May 2007.

The benefits costs of the members of the Group Executive Council in 2007 were EUR 6.8 million (2006: EUR 6.5 million). They are broken down as follows:

- short term benefits EUR 5.3 million (2006: EUR 5.2 million)
- post employment benefits EUR 0.6 million (2006: EUR 0.4 million)
- share based payments EUR 0.9 million (2006: EUR 0.9 million)

They include those related to the non-general Managing Partners until 11 May 2007.

The following fees were paid in 2007 (for services rendered in 2006) to the Supervisory Board members: EUR 0.3 million (2006 for services rendered in 2005: EUR 0.1 million).

34. EVENTS AFTER THE BALANCE SHEET DATE

The assets and liabilities values at the balance sheet date are adjusted, if needed, up to the date the Supervisory Board has authorized for issue the 2007 consolidated financial statements.

35. LIST OF MAIN GROUP COMPANIES

Countries within the Michelin geographical zones are listed according to the alphabetical order of the French names.

35.1. Fully-consolidated companies

Companies	Registered office	Nature	% of interest
EUROPE			
Germany			
Laurent Reifen GmbH	Oranienburg	Manufacturing & commercial	100.00
Michelin Reifenwerke AG & Co. KGaA	Karlsruhe	Manufacturing & commercial	100.00
EUROMASTER GmbH	Kaiserslautern	Commercial	99.98
ViaMichelin Deutschland GmbH	Griesheim	Commercial	100.00
Austria			
Euromaster Reifenservice GmbH	Vienna	Commercial	97.56
Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Commercial	100.00
Belgium			
Michelin Belux S.A.	Zellik	Commercial	100.00
Société pour le Traitement de l'Information TRINFOVER	Zellik	Miscellaneous	100.00
Denmark			
Michelin Gummi Compagni A/S	Brøndby	Commercial	100.00
Euromaster Danmark A/S	Viborg	Commercial	99.94
Spain			
Michelin España Portugal, S.A.	Tres Cantos	Manufacturing & commercial	99.80
Euromaster Automoción y Servicios, S.A.	Madrid	Commercial	99.94
ViaMichelin España, S.L.	Tres Cantos	Commercial	100.00
Estonia			
Michelin Rehvide AS	Tallinn	Commercial	100.00
Finland			
Oy Suomen Michelin Ab	Espoo	Commercial	100.00
Suomen Euromaster Oy	Pori	Commercial	99.94

Companies	Registered office	Nature	% of interest
France			
Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	Parent	-
Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	Manufacturing & commercial	100.00
Pneu Laurent	Avallon	Manufacturing & commercial	100.00
Pneumatiques Kléber	Toul	Manufacturing & commercial	100.00
Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	Manufacturing	100.00
Société de Développement Mécanique	Wattignies	Manufacturing	100.00
S.O.D.G.	Clermont-Ferrand	Manufacturing	100.00
Euromaster France	Montbonnot Saint Martin	Commercial	98.35
Michelin Aircraft Tyre	Clermont-Ferrand	Commercial	100.00
Recamic Services	Clermont-Ferrand	Commercial	100.00
Société d'Exportation Michelin	Clermont-Ferrand	Commercial	100.00
Transityre France	Clermont-Ferrand	Commercial	100.00
ViaMichelin	Boulogne-Billancourt	Commercial	100.00
Michelin Développement	Clermont-Ferrand	Financial	100.00
Michelin Middle East	Clermont-Ferrand	Financial	100.00
Participation et Développement Industriels – PARDEVI	Clermont-Ferrand	Financial	100.00
Société des Procédés Industriels Modernes	Clermont-Ferrand	Financial	100.00
Spika	Clermont-Ferrand	Financial	100.00
Société Civile Immobilière Michelin Breteuil	Paris	Miscellaneous	100.00
Société de Technologie Michelin	Clermont-Ferrand	Miscellaneous	100.00
Greece			
Elastika Michelin A.E.	Halandri	Commercial	100.00
Hungary			
Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Manufacturing & commercial	100.00
Michelin Central Europe Commercial Private Company Limited by Shares	Budapest	Commercial	99.98
Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Commercial	100.00
Ireland			
Oboken Limited	Dublin	Financial	100.00
Mireis Limited	Dublin	Miscellaneous	100.00
Miripro Insurance Company Limited	Dublin	Miscellaneous	100.00
Italy			
Società per Azioni Michelin Italiana	Turin	Manufacturing & commercial	100.00
ViaMichelin Italia S.r.l.	Milan	Commercial	100.00
Latvia			
Michelin Riepas SIA	Riga	Commercial	100.00
Lithuania			
UAB Michelin Padangos	Vilnius	Commercial	100.00

Companies	Registered office	Nature	% of Interest
Luxembourg			
Michelin Luxembourg SCS	Luxembourg	Financial	100.00
Norway			
Norsk Michelin Gummi AS	Lørenskog	Commercial	100.00
The Netherlands			
Eurodrive Services and Distribution N.V.	Amsterdam	Commercial	99.94
Euromaster Bandenservice B.V.	Deventer	Commercial	99.94
Michelin Nederland N.V.	Drunen	Commercial	100.00
Transityre B.V.	Breda	Commercial	100.00
Michelin Finance (Pays-Bas) B.V.	Amsterdam	Financial	100.00
Fitlog B.V.	's-Hertogenbosch	Miscellaneous	100.00
Poland			
Michelin Polska S.A.	Olsztyn	Manufacturing & commercial	100.00
Portugal			
Michelin-Companhia Luso-Pneu, Limitada	Lisbon	Commercial	100.00
Serbia			
TIGAR TYRES d.o.o., Pirot	Pirot	Manufacturing & commercial	100.00
Slovak Republic			
Michelin Slovensko, s.r.o.	Bratislava	Commercial	100.00
Czech Republic			
Michelin Ceská republika s.r.o.	Prague	Commercial	100.00
Romania			
Silvania S.A.	Zalau	Manufacturing & commercial	99.94
Victoria S.A.	Floresti	Manufacturing & commercial	99.21
Michelin RomRetreading S.R.L.	Bucharest	Manufacturing	100.00
Michelin Romsteel Cord S.A.	Zalau	Manufacturing	100.00
Michelin Romania S.A.	Bucharest	Commercial	100.00
United Kingdom			
Michelin Tyre Public Limited Company	England and Wales	Manufacturing & commercial	100.00
Associated Tyre Specialists Limited	England and Wales	Commercial	99.94
Michelin Lifestyle Limited	England and Wales	Commercial	100.00
ViaMichelin UK Limited	England and Wales	Commercial	100.00
Michelin Europe (EEIG)	England and Wales	Miscellaneous	99.96
Michelin Services Ltd	England and Wales	Miscellaneous	100.00
XM Services Limited	Scotland	Miscellaneous	100.00
Russia			
LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Manufacturing & commercial	100.00
Michelin Tyres Russian General Agency ZAO	Moscow	Commercial	100.00

Companies	Registered office	Nature	% of interest
Slovenia			
Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Commercial	100.00
Sweden			
Euromaster AB	Varberg	Commercial	99.94
Michelin Nordic AB	Stockholm	Commercial	100.00
Switzerland			
Euromaster	Granges-Paccot	Commercial	100.00
Michelin Suisse S.A.	Givisiez	Commercial	100.00
Compagnie Financière Michelin	Granges-Paccot	Financial	100.00
Michelin Recherche et Technique S.A.	Granges-Paccot	Miscellaneous	100.00
NORTH AMERICA AND MEXICO			
Canada			
Michelin North America (Canada) Inc.	Laval	Manufacturing & commercial	100.00
Michelin Retread Technologies (Canada) Inc.	New Glasgow	Commercial	100.00
United States of America			
Michelin Aircraft Tire Company, LLC	Wilmington	Manufacturing & commercial	100.00
Michelin North America, Inc.	New York	Manufacturing & commercial	100.00
American Synthetic Rubber Company, LLC	Wilmington	Manufacturing	100.00
Michelin Retread Technologies, Inc.	Wilmington	Commercial	100.00
Tire Centers, LLC	Wilmington	Commercial	100.00
CR Funding Corporation	Wilmington	Financial	100.00
Michelin Corporation	New York	Financial	100.00
Michelin Americas Research & Development Corp.	Wilmington	Miscellaneous	100.00
Mexico			
Industrias Michelin, S.A. de C.V.	Mexico City	Manufacturing & commercial	100.00
Michelin Mexico Holding, S.A. de C.V.	Mexico City	Financial	100.00
SOUTH AMERICA			
Argentina			
Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Commercial	100.00
Brazil			
Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Manufacturing & commercial	100.00
Michelin Espirito Santo – Comércio, Importações e Exportações Ltda.	Espirito Santo	Commercial	100.00
Plantações E. Michelin Ltda.	Rio de Janeiro	Miscellaneous	100.00
Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Miscellaneous	100.00
Chile			
Michelin Chile Ltda.	Santiago	Commercial	100.00

Companies	Registered office	Nature	% of interest
Colombia			
Industria Colombiana de Llantas S.A.	Cali	Manufacturing & commercial	99.94
Peru			
Michelin del Perú S.A.	Lima	Commercial	100.00
Venezuela			
Michelin Venezuela, S.A.	Valencia	Commercial	100.00
ASIA AND OCEANIA			
Australia			
Michelin Australia Pty Ltd	Melbourne	Commercial	100.00
China			
Michelin Shenyang Tire Co., Ltd.	Liaoning Province	Manufacturing & commercial	100.00
Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	Manufacturing & commercial	70.00
Michelin (Shanghai) Trading Co., Ltd.	Shanghai	Commercial	100.00
Michelin Asia (Hong Kong) Limited	Hong Kong	Commercial	100.00
Michelin (China) Investment Co., Ltd.	Shanghai	Commercial	100.00
Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	Miscellaneous	100.00
South Korea			
Michelin Korea Co., Ltd.	Seoul	Commercial	100.00
India			
Michelin India Private Limited	New Delhi	Commercial	100.00
Michelin India Tyres Private Limited	New Delhi	Commercial	100.00
Japan			
Nihon Michelin Tire Co., Ltd.	Tokyo	Manufacturing & commercial	100.00
Michelin Research Asia Co., Ltd.	Chiyoda-Ku Tokyo	Miscellaneous	100.00
Malaysia			
Michelin Malaysia Sdn. Bhd.	Malaysia	Commercial	100.00
New Zealand			
M. Michelin & Company Limited	New Zealand	Commercial	100.00
Singapore			
Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Commercial	100.00
Michelin Asia-Pacific Pte Ltd	Singapore	Miscellaneous	100.00
Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Miscellaneous	100.00
Taiwan			
Michelin Chun Shin Ltd.	Taipei	Commercial	100.00

Companies	Registered office	Nature	% of interest
Thailand			
Michelin Siam Company Limited	Bangkok	Manufacturing & commercial	100.00
Siam Steel Cord Co., Ltd.	Rayong	Manufacturing	100.00
Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Manufacturing	100.00
Thai Tyre Mould Co., Ltd.	Chonburi	Manufacturing	100.00
Michelin Aircraft Tire Asia Limited	Bangkok	Commercial	100.00
Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Miscellaneous	100.00
Michelin Siam Group Co., Ltd.	Bangkok	Financial	100.00
AFRICA AND THE MIDDLE EAST			
South Africa			
Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	Commercial	100.00
Algeria			
Michelin Algérie SPA	Algiers	Manufacturing & commercial	100.00
Cameroon			
Société Moderne du Pneumatique Camerounais	Douala	Commercial	100.00
Nigeria			
Michelin Tyre Services Company Ltd.	Nigeria	Commercial	60.28
Turkey			
Michelin Lastikleri Ticaret A.S.	Istanbul	Commercial	100.00

35.2. Companies consolidated using the equity method

Companies	Registered office	Nature	% of interest
Société Internationale de Plantations d'Hévéas	Courbevoie	France	20.00
EnTire Solutions, LLC	Wilmington	United States of America	50.00
RubberNetwork.com, LLC	Wilmington	United States of America	27.75
MC Projects B.V.	Amsterdam	The Netherlands	50.00
Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00

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2007 Highlights

STRATÉGIE - PARTENARIATS - ACQUISITIONS

Europe: Pursuit of the Competitiveness Improvement Plan

On October 3, 2007 Michelin announced further measures to strengthen the Group's productivity in Western Europe:

In Spain, Michelin announced a 2008-2011 plan to modernize and reorganize its production, along with a EUR 320 million investment.

- The Lasarte plant will specialize to become a world-class high-performance motorcycle tire facility. The site's Passenger car tire production will conclude at the end of 2008, as its processes and size are no longer adapted for this activity. EUR 50 million will be spent to modernize the site;
- The Vitoria plant will increase its Passenger car and Earthmover tire production;
- The Aranda plant will specialize in the production of the new Michelin Durable Technologies Truck tire range; and
- The Valladolid plant will expand its Passenger car and Agricultural tire production and Truck tire retreading activities. Mold production operations will be outsourced.

The project's restructuring costs amounted to EUR 144 million.
Michelin is committed to either finding other posts or providing early retirement for the employees affected by these measures.

In France, Michelin presented a project to cease production in the Toul plant in 2009. This plant, which produces middle-of-the-range tires, is no longer competitive as its production costs are more than 50% higher than that of its competitors. The project's restructuring costs amounted to EUR 120 million.

Germany: Agreement Concerning the Future of Michelin's Production Sites

On June 25, 2007 Michelin Germany and its industrial partners concluded an agreement through 2012 to provide for significant productivity and competitiveness improvements of Michelin's German-based production sites.
Under the agreement, Michelin is committed to a EUR 250 million investment during 2007-2012 to modernize its 4 German plants, while employees will raise their weekly- working time from 37.5 hours to 39 hours, without extra pay.

United States: Industrial Optimization Measures

Michelin North America has consolidated its Mogadore (Ohio) production capacities with its BFGoodrich, Tuscaloosa (Alabama) plant. The decision resulted from Michelin's emphasis on reducing production costs while continuing to provide its customers with quality products. The consolidation leverages the economies of scale for the long term and the supply chain flows and synergies existing between the two plants.
The Mogadore plant, which employed 70 wage and salaried people, produced short runs of specialty tires including BFGoodrich competition and rock crawling tires. The production transfer started in July and was completed at the end of October 2007, when all production operations ceased at the Mogadore site. A severance package including outplacement support was offered to all of the employees affected.
The Tuscaloosa plant currently employs approximately 1,300 people and manufactures BFGoodrich brand Passenger car and Light truck tires..

Michelin further invests in its US South Carolina manufacturing sites


MICHELIN
Welcome

Michelin announced in early August that it will invest USD 350 million over four years to expand and modernize its main facilities in South Carolina:

- Anderson County: increased production of semi-finished materials and modernization of current equipment at Michelin's Sandy Springs and Starr plants;
- Greenville County: improvements to the tire building facilities;
- Lexington County: modernization of equipment at the passenger car and light truck tire plant and increased Earthmover tire production capacity; and
- Spartanburg County: increased production of X One® wide single and military tire production.

Expansion began in summer 2007 to meet the growing demand for Michelin tires across several product lines.

Retreading: Acquisition of Oliver Rubber Co.

In October, Michelin North America signed an agreement to acquire Oliver Rubber Company, a subsidiary of Cooper Tire & Rubber Company for 69 million USD. Oliver produces tread rubber and retreading equipment.
The acquisition enables Michelin to extend its reach in the growing commercial retreading market. In 2005 Michelin announced a major expansion of its tread manufacturing facility in Covington, Georgia and, more recently (July 9, 2007), the opening of a new tread manufacturing facility in Mexico.

Canada: the Bridgewater and Pictou sites invest in productivity improvements.

The Canadian province of Nova Scotia and Michelin North America (Canada) Inc. announced on July 4, 2007, a CAD 50 million investment project to modernize and increase tire production capacity at the Michelin Bridgewater plant. Michelin is investing CAD 44 million and the province is investing up to CAD 6 million toward the project. The expansion addresses the need for greater flexibility and will enable the plant to produce complex tire designs, as well as deliver larger tires for passenger cars and light trucks. The project, which is due to be completed in 2009, will also improve the plant's productivity and reduce its costs in order to remain competitive in an increasingly challenging environment.
In November 2007 Michelin also announced a CAD 4.2 million investment aimed at making the Pictou plant more flexible and productive.

Mexico: Project to Build a Second Tire Plant in Mexico

Michelin plans to invest up to USD 740 million by 2014 to build a second Passenger car and Light truck tire plant in Mexico, the world's ninth largest tire market. Construction of the plant, to be located in the state of Guanajuato, is expected to begin in late 2008 with production startup in 2010. The site will produce Michelin® brand tires (including SUV and high-performance tires). The new plant's production will help meet growing demand for Michelin tires in Mexico and across North America.

Japan: the Ota Plant to Specialize

Michelin has decided to specialize production at its Ota tire manufacturing plant in order to respond more effectively to the highly specific needs and technological requirements of the Japanese market. The Group will focus on complex products such as the Michelin X Ice tire, specifically designed for the local market. The move will enable it to deliver the best solutions to cater to the needs of its Japanese Original Equipment and Replacement market customers.
The Ota factory will therefore cease its export production (which accounts for around 60% of its current production) and will adjust its production capacity accordingly.
The Ota facilities will also provide support for Michelin's R&D center in Asia.
The impact of this adjustment on Group financial statements translated into a EUR 62 million non-recurring expense.

Major Development Projects in China

During Challenge Bibendum, held in Shanghai in November, Michelin announced a decision to more than double the Truck tire production capacity of its Shenyang plant by 2010 in order to satisfy sharply growing local demand. In addition, Michelin is planning to expand its Passenger Car and Light Truck tire production capacity in China.


MICHELIN

PASSENGER CAR AND LIGHT TRUCK TIRES AND RELATED DISTRIBUTION

Michelin's New Energy Saver tire helps protect the environment.

Michelin presented the latest addition to its Energy tire range, the Michelin Energy Saver, at the Frankfurt International Show in September. The technology used to build this tire delivers 20% lower rolling resistance and a 0.2 liter fuel saving per 100 km in both city and highway driving combined, or 4g of CO_2 per km. Over a vehicle's life, this amounts to an average of 1 metric tonne of CO_2 which is not released into the atmosphere.
The new Michelin Energy Saver tire has been chosen as the original equipment for all new Peugeot 308 cars (engine power 1.6 HDi, 90 & 110 hp). The new tire will be available in the replacement market in early 2008.


ENERGY

Michelin Latitude: A New Range of SUV Tires

Michelin showcased its new family of SUV tires at the 77th Geneva Motor Show (March 8-18, 2007). The new range, called Latitude, delivers a comprehensive solution that covers all SUV uses:

- For the summer SUV tire segment, **Michelin Latitude Sport** (for highest performance SUVs driven on roads and for leisure applications, developed jointly with Porsche) and **Michelin Latitude Tour HP** (designed for a wide range of vehicles, versatile and compact SUVs through to the more exclusive models mainly driven on roads);
- For the winter tire segment, **Michelin Latitude Alpin** (high-performance tire), **Michelin Latitude X-Ice North** (studded tire for Nordic extreme conditions) and **Michelin Latitude X-Ice** (the unstudded tire designed for driving on ice and snow for a more comfortable ride).

Michelin Topped J.D. Power's Survey

- Michelin's Passenger car and Light truck tires scored highest in all four segments of the J.D. Power and Associates 2007 Original Equipment Tire Customer Satisfaction Study **in the United States:** Luxury/Sport and SUV (for the fourth year running), Pick-up/Full-size Van (for the third year running) and Mass market/Non-luxury of the range. BFGoodrich came second in the Pick-up/Full size van category.
- In **Japan,** Michelin's **Passenger car and Light truck original equipment tires** topped the consumer satisfaction survey conducted by J.D. Power Asia Pacific in three of the four vehicle segments of the survey. Michelin was ranked first in the compact car, passenger car and SUV segments. The users were asked to assess four performance factors: appearance, traction/handling, reliability/durability and ride/quietness of the original equipment tires fitted on their vehicles.

And, for the fourth year in a row, Michelin topped the **winter tire** survey which measures car driver satisfaction based on the following factors: tire performance in snow-covered and icy road conditions as well as regular road conditions and tire appearance and quality/durability.

- **In South Africa** as well, Michelin tires were ranked highest by new car owners according to the latest J.D. Power survey conducted in the country.

New Michelin Primacy Alpin topped overall winter tire ranking



Michelin Primacy Alpin was awarded the highest distinction ? a "Highly Recommendable" rating by ADAC (Allgemeiner Deutscher Automobil Club), Europe's largest automobile club. The tests covered 16 different tire brands of the 205/55 R 16 H size.

The tires were tested for their grip on snow and ice-covered roads as well as on wet and dry pavement. Tire durability was also measured, and in this category, the Michelin Primacy Alpin tire received the highest absolute score, ahead of all competitors.

Europe: Michelin Tires Rewarded for Reliability and Durability

Michelin received the Frost & Sullivan Customer Choice Award for Brand Offering 2007, in the "Safe and Durable Tire" and "Best Overall Tire Brand" categories.

The award was based on a study called "Voice of the Customer Study on Driving Dynamics", covering 2,000 people in Germany, Spain, France, Italy and the UK. The Michelin brand topped the survey in all five markets surveyed. Customers also consider Michelin to be Europe's most innovative tire manufacturer.

China: 400th TyrePlus shop opened

In April 2007, the 400th (and largest) TyrePlus distribution and service center was opened between Beijing and Tianjin. The first sales location was opened in Shanghai in 2003. The TyrePlus network expects to further expand at a pace of 100 new centers per year.

In addition to tire-related activities (multiple brand retailing, mounting, balancing etc.), TyrePlus centers deliver a full range of services including quick car checks, sale of lubricants, batteries etc.

TRUCK TIRES AND RELATED DISTRIBUTI

Launch of the MICHELIN X Energy 315/60 R 22.5 XF tire

Available in Europe as Original Equipment starting February 2007, the Michelin X Energy 315/60 R 22.5 XF is the first Michelin Durable Technologies tire specifically designed for steer axles.

The 315/60 tire will carry 7.5 metric tonnes per axle (400 kg more than the previous tire of that size). This new member of the Energy range delivers outstanding fuel efficiency (improvement estimated at up to 190 liters/year versus Michelin 315/60 XZA2 Energy). In addition, it is regroovable and retreadable. Finally, it also delivers 5% more grip than the tire it replaces, owing to a more uniform contact patch.

Eastern Europe: Strong Growth of Michelin Fleet Solutions

Supported by dynamic economic growth and the trend for Eastern European freight hauling firms to subcontract a number of operations such as tire maintenance, Michelin Fleet Solutions is highly successful in the region. By early 2007, Michelin Fleet contracts covered more than 7,000 vehicles. By the end of 2007, Michelin Fleet Solutions teams had met their target of 10,000 trucks under contract.

North American launch of the New MICHELIN XDA5 Tire

In August 2007, Michelin North America launched the Michelin XDA5 drive axle tire, featuring an extra-wide tread for superior stability and mileage performance. A member of the Michelin Durable Technologies family, the Michelin XDA5 self-regenerating tire tread pattern delivers 30% or more longevity. The tire also benefits from Matrix siping technology for optimum grip on dry and slippery surfaces: The 3D Matrix sipes lock together in all directions for the stability normally associated with solid tread blocks.
Michelin marked the XDA5 tire's entrance into the marketplace with a mileage guarantee. Details regarding the guarantee program are available at www.michelintruck.com.


INTRODUCING THE MICHELIN XDA5

Michelin X One MaxiTrailer Tire for Trailers and Semi-trailers

In 2007, the European truck tire market benefited from the launch of the Michelin X One MaxiTrailer, the first Michelin Durable Technologies tire for trailers. The all-purpose tire sets new performance standards for the long haul trucking industry: it delivers up to 50% more mileage (in addition to being regroovable and retreadable) and a substantial increase in payload compared with the Michelin 385/65 R 22.5 XTE 2 tire it replaces.

The Waterville (Canada) factory rolled out its first MICHELIN X One tire.

Just over one year after Michelin North America announced a CAD 92 million investment to launch production of the Michelin X One wide single tire, Michelin's Waterville Nova Scotia teams rolled out their first Michelin X One in early March 2007. The move doubles MICHELIN X One production capacity in North America and addresses the strong demand for the wide single tires that replace dual mounts, delivering extra payload and fuel savings for long haul operators.

Michelin XFN2 +: the Latest Benchmark Tire for driving on Slippery Winter Roads

Delivering up to 10% more grip than its predecessor, the Michelin XFN2 + 315/80 R 22.5 tire for steer axles takes winter tire performance to a new level of safety.
The new tire of the Grip range benefits from a combination of two Michelin technologies. Cross sipes (sideways or lengthways) delivering up to 10% more grip while cornering on wet and snowy roads. Double-wave mid-depth sipes, delivering 5% more breaking performance and up to 15% more mileage.

Road/off Road Truck Tire Extended Retread Guarantee

In 2007, Michelin extended its "100% retreadable" guarantee launched in April 2005. This extended offering applied to truck tires operating in mixed applications. It covers road/off road and construction site tire ranges (XZY 2, XDY 3, XDY, XZY 3, XTY 2, XZH 2R) purchased between April 2, 2007 and December 31, 2007.
Under the Michelin "100% retreadable" guaranty, throughout 2008 customers can present all carcasses made in 2007 and receive a retread, regardless of the condition of the carcass.

SPECIALTY OPERATIONS

Earthmover

United States: Initial Results of the Lexington (USA) Expansion Plan

In early 2007, Michelin reported on the first results of the Lexington plant expansion plan following the USD 85 million investment announced in December 2005. By the end of 2008, the project will have increased the plant's production capacity by 50%, in order to meet strong world demand for Earthmover tires. The plant produces 51-, 57- and 63-inch radial tires.

Brazil: First Tire to be Cured in the New Campo Grande Plant

On November 21, 2007 the first tire rolled out of a curing press at the new Campo Grande Earthmover tire plant. The tire, a Michelin 27.00 R 49 XDT is 2.7 meters-tall and weighs 1.3 metric tonnes.
In due course, the Campo Grande plant should enable Michelin to better address the growing Earthmover tire demand worldwide.

Michelin at the Bauma 2007 Tradeshow

At the Bauma tradeshow held in Munich on April 23 - 29, 2007 the Group showcased the world's largest tire: the Michelin 59/80 R63 XDR, a 63-inch tire, with a diameter of some 4.03 meters for the largest rigid dumpers used in open mines.
The new MEMS (Michelin Earthmover Management System) tire monitoring system was also presented on the Michelin stand. Designed for large open-mine vehicle fleets and plants, MEMS is a real-time built-in air pressure and temperature monitoring system. Tires are fitted with transmitter-sensors that feed all key variables to a dashboard receiver which is connected to the open-mine control center. The system is key to work safety and reduces maintenance costs and downtime, optimizing productivity.
Michelin also presented many new innovative products, including:

- Michelin XDR size 50/80 R 57 for the next-generation high-capacity rigid dumpers
- Michelin X-CRANE AT range extension for crane trucks
- The new Michelin X-SUPER TERRAIN AD sizes for articulated dumpers.

The first giant Earthmover tires to be sold in China are Michelin tires

The Michelin 53/80R63 XDR B, the largest tire ever sold in China, has an impressive identity card: 3.7 meters high, weighing more than 4 metric tonnes, it is able to carry an 82-tonne load.
The Michelin tires are fitted on rigid dumpers in one of China's largest surface coal mines, located close to the city of Shui Zhou in the province of Shanxi.



Agricultural

Innovation promoted in 2007

Michelin focused its communications on product and service innovation at Europe's main farming industry shows: SIMA (held at Paris-Villepinte in early March) and Agritechnica (held at Hanover in mid-November).

Concerning products, Michelin's recent tire launches including the Michelin MultiBib, Michelin AxioBib and Michelin XeoBib and also higher-performance tires such as the Michelin MegaXbib and Michelin MachXbib, all of which deliver substantial contributions to farmer profit margins.

The Michelin AxioBib tire, certified by the major OEMs, has become the benchmark tire for the largest lead tractors (250 - 500 HP). It is fitted on Case's latest tractor, the Case Magnum 335, and on Agco's new Challenger MT975.



The Michelin AxioBib tire, certified by the major OEMs, has become the benchmark tire for the largest lead tractors (250 - 500 HP). It is fitted on Case's latest tractor, the Case Magnum 335, and on Agco's new Challenger MT975.

Michelin AxioBib, a product of Ultraflex technology, delivers 20% more payload than a conventional tire at the same inflation pressure.
Similarly, the new Michelin XMCL and Michelin Power CL tires for agri-industrial equipment (loaders, compact backhoe loaders, telescopic and mini loaders), all deliver, in addition to enhanced productivity, improved safety and shock and puncture resistance.

Concerning services, the Group continues its deployment of the Michelin Exelagri ? the European certification awarded to highly professional and committed agricultural tire retailers and service providers.
Michelin Exelagri has therefore truly become a benchmark for quality service and advice to farmers. The Michelin Exelagri certification has been awarded to more than 600 outlets in Europe..

Michelin Rewarded in the United States

The new Ultraflex technology was recognized as a major innovation by America's major farm trade magazine, Farm Industry News, and received its FinOvation award at the "National Farm Machinery Show" held in Louisville (Kentucky) in February. Indeed, Ultraflex is the first agricultural tire breakthrough innovation since the invention of the radial agricultural tire more than 50 years ago.

Two-Wheel

North America: Michelin, Official Harley-Davidson Supplier

Michelin has been selected by Harley-Davidson as a certified supplier for replacement tires for its motorcycles. Since mid-2007, Michelin motorcycle tires have been available at Harley-Davidson dealerships across North America.

Launch of MICHELIN Pilot Road 2 for Road Motorcycles

The Group has launched the Michelin Pilot Road 2 tire for roadsters and the Sport-GT tire for motorcycles. Like the previous Michelin Power Race and Pilot Power 2CT tires, the Michelin Pilot Road 2 tire employs dual-rubber compound technology derived from MotoGP racing. This combines softer rubber at the shoulders (for better grip and safety) and harder, more wear-resistant rubber in the middle (for increased longevity). An independent trial center* found the tire to outclass competing products due to its superior wet grip and longevity.
The Michelin Pilot Road 2 has been available since January 2007 in Europe (except for Germany), South America, Asia Pacific and, since April 2007, in North America and Germany.

* The Michelin Pilot Road 2 tire's wet grip and longevity tests were carried out in 2006 by CERM - Centre d'Essais Routiers Mécaniques - on the 120/70 ZR 17 and 180/55 ZR 17 sizes versus the 6 main competitive offerings in the category.

Michelin Mountain New All-terrain Tire Range



In January 2007, a new VTT tire range called Michelin Mountain was launched to cater to highly specific Enduro applications. Bicycle tires now benefit from "Reinforced" technology derived from motocross applications. This delivers outstanding robustness and traction with reduced weight. The new range covers three tire categories corresponding to a particular use or te rain:

- Michelin Mountain XTrem (for rocky terrain with multi-oriented central spikes to optimize traction and braking performance),
- Mountain AT (for mixed terrain with a versatile tread pattern featuring large rubber blocks),
- Mountain Dry2 (for dry sandy terrain, with a directional tread pattern to favor speed performance).

Bicycle: a New Range for Urban and Off-road Cycling

Exciting new Michelin bicycle ranges "City Trekking" were unveiled at the Eurobike 2007 show. Available since January 2008, City Trekking features a new range for town and off-road cycling:

- **Michelin Pilot City** features three tread and sidewall reinforcements making the tire quite immune to daily wear and tear,
- **Michelin Pilot Tracker** performs equally well on city pavement and country trails, thanks to multiple shoulder studs,
- **Michelin City's** tread is designed chiefly for road cycling (on cobbled stone and pavement),
- **Michelin Tracker** is best used on country trails: its thick sub-layer makes it remarkably puncture-proof.

Finally, Michelin City Trekking tires owe their robustness to the Michelin Protek technology, using a blend of rubbers containing anti-oxidants for superior aging, weather and pollution resistance.

Aircraft

Michelin Radial Tire Technology Certified for Embraer EMB 190 Jet



Michelin's radial tire was certified for the Embraer 190, the Brazilian aircraft manufacturer's latest model and the first regional jet to be fitted with radial tires.
Radial technology not only delivers significant performance improvements in terms of number of landings per tread, it also reduces tire mass versus older-generation bias-ply tires.

Michelin Exclusive Tire Supplier for the New Falcon F7X Aircraft

Michelin has been chosen as the exclusive supplier for the new Dassault F7X aircraft, the latest addition to the Falcon business jet range. For this aircraft, an exclusive three-engine business jet capable of flying non-stop from Paris to Los Angeles or Singapore, Michelin's purpose-designed radial technology tire delivers load-bearing capability of 7,910 kg and achieves a maximum speed before takeoff of 362 km/h, guaranteeing a high level of safety and greater fuel efficiency.

AS9100 Quality Certification

Certification includes safety, airworthiness, product conformity and reliability in the aerospace industry. These quality requirements are crucial to aerospace OEMs, who are faced with high levels of liability for their product.

Components

A New Website on Rubber Farming

Michelin launched a website devoted to its rubber tree plantations with the objective of presenting the Group's mission and services in this sector to Internet users and, more specifically, to the players in the natural rubber industry. Through natural rubber farming, Michelin is aggressively promoting the economic and social development opportunities that this activity offers to Southern countries.
To find out more, please visit www.michelin-hevea.com



Maps and Guides

The *MICHELIN Voyager Pratique* Collection Expanded

In 2007, four geographic areas (Crete, Northern Italy/Venice, Japan and Thailand) were added to the MICHELIN Voyager Pratique collection along with 11 cities (Amsterdam, Athens, Fes-Meknes, London, Lisbon, Milan, Naples/Amalfi Coast, New York, Prague, Seville and Tunis/Cartagena) published in the spring. Additionally, 7 new sunny country guides (Reunion and Mauritius, South Africa, Cuba, Mexico, Martinique, Guadeloupe and Vietnam) were published in the fall. Full updates of the first 10 titles published in 2005 are also available.
MICHELIN Voyager Pratique now includes 40 titles, a large collection to help design a customized trip, depending on one's time, budget and preferences.

Publication of the Green Guide Italy in Chinese

Building on the 2006 success of the first two Green Guides in Chinese, the *Michelin Green Guide Europe* and *Green Guide France*, Michelin unveiled in 2007 the first *Green Guide Italy* in Chinese. Edited jointly with Guangxi Normal University Press, the guide presents a selection of 34 Italian tourist cities and sites, together with practical and cultural information.

Michelin Guide Goes International

After the launch of the *Michelin Guide New York* in November 2005 (the third edition came out in October 2007) and the *Michelin Guide San Francisco Bay Area & Wine Country* in October 2006, three new international Michelin Guides were published in November 2007:
- The *Michelin Guide Los Angeles 2008* and the *Michelin Guide Las Vegas 2008*
- Finally, *the Michelin Guide Tokyo 2008*, the first ever Michelin guide for Asia. Available in English and Japanese versions, it was very successful as 250,000 copies vanished in less than one month. In all, a phenomenal 191 stars were awarded to the town's restaurants, making Tokyo the most Michelin-starred city in the world!


MICHELIN
東京
2008

ViaMichelin

www.ViaMichelin.com Confirmed Success

Europe's Number 1 travel site*, based on the number of web visits, the ViaMichelin website records a growing number of visitors. In addition to route calculation and map display, the core of its offering, its on-line hotel booking service, experiences ever-increasing demand.
ViaMichelin has announced a plan to refocus its digital technology positions in 2008 on the two following markets: its Web site (with richer service offerings and a larger geographic scope) and digital services designed to facilitate travel, including traffic and tourist information.

**Top European Travel Sites by Unique Visitors in Europe, Age 15+ November 2007 - Total Europe - Home and work locations (excludes traffic from public computers such as Internet cafes or access from mobile phones or PDAs) - Source: comScore World Metrix.*

Michelin Lifestyle

New Sports and Leisure Products

In the first half of 2007, Michelin Lifestyle developed with its licensees a number of highly technical products for the sports and leisure markets.
Michelin and Umbro launched the new X Boot III for soccer players, that delivers greatly enhanced wet ball control. Michelin focused on the ball strike area and developed a silicon-based material. This, combined with Umbro's "Touch Control" technology neutralizes slip on impact with the shoe.
Michelin and Babolat developed the Propulse tennis shoe featuring an innovative sole derived from Michelin's OCS (Optimized Cell System) technology and Babolat's Exact pro technology.
Michelin and U-kan jointly launched "Skate 'n Walk", the first top-of-the-range step-in roller skate.

A New Child's Safety Line-up

Pour la première fois, Michelin, à travers sa société Michelin Michelin Lifestyle has entered a new market with launch of high-tech **car seats** and **child seats.** Safety, comfort, easy fitment and design are the key features of the Michelin Cockpit TM and Michelin Navigator™ child seat. The seats are already compliant with the forthcoming EURO NCAP European safety standard. Michelin has also created a child's **reflective safety jacket** to protect children better by ensuring they are properly seen by other road users. For children aged 6 - 12, the yellow fluorescent jumper is suitable for day and night wear, when walking or cycling, when going to school or in outings.



MICHELIN PERFORMANCE AND RESPONSIBILITY

Michelin Performance and Responsibility Report 2005-2006

In May 2007, Michelin published the third Michelin Performance and Responsibility Report, an account of the Group's sustainable development approach launched in 2002. This presents how the Group implements its values of respect for customers, people, shareholders and the environment while always respecting facts. The document, published in French and English, sets forth the results achieved over the past two years as well as Michelin's objectives in terms of sustainable, balanced and responsible development. Michelin's Performance and Responsibility Report 2005-2006 is available (in both complete and abridged versions) from the www.michelin.com/corporate website.

Michelin Recognized for its Responsible Performance

In 2007, the Group earned recognition from different organizations for the Michelin Performance and Responsibility approach.

- For the second year running, Michelin was included in the Climate Leadership Index France of companies selected for integrating in their strategies global warming-related risks and for the measures they take to reduce their greenhouse gas emissions.
- SAM (Sustainability Asset Management), the Swiss environmental rating agency, selected Michelin for its two DJSI (Dow Jones Sustainability Index) indices: DJSI Stoxx (for Europe) and DJSI World. The DJSI indices are widely referred to by investors, particularly for investment portfolio stock selection purposes.
- The Capitalcom consultants have earmarked Michelin as one of CAC40's most efficient players in raising public awareness through communication on environmental and sustainable development issues.
- Ethicity, a Sustainable Development strategy consultant, also highlighted the quality of the Michelin Performance and Responsibility Report 2005-2006 following its review of about forty Annual or Sustainable Development Reports.

Michelin's Contribution to more Sustainable Mobility

- **Michelin's Green Meters Operation**

On October 30, 2007, Michelin launched an unprecedented operation held simultaneously in four major cities - Berlin, New York, Paris and Shanghai. Giant meters featuring the Michelin Man were projected on famous monuments or buildings to build awareness among consumers of the environmental and energy impact of tire choice.Passersby could visualize the fuel and carbon dioxide (CO_2) emissions saved by Michelin low rolling resistance tires since their introduction in 1992. Michelin chose this action for all consumers worldwide to enjoy a graphic illustration of the extent to which Michelin tires can contribute to environmental conservation. The www.michelin-green-meter.com website was set up to show in real time the associated fuel savings..



● Michelin, Partner to the World Road Safety Week

Michelin took part in the first Global Week for Road Safety in April 23-29, 2007, organized by the United Nations and the World Health Organization. Michelin led a series of events in the various European, African and American countries where it operates. The events were designed to inform and raise awareness among road users, particularly the youngest, of the everyday risks on the road.

● China: Major Road Safety Campaign

Road safety is one of Michelin's priority areas for action and communication. In China, where the road network is fast-expanding, Michelin launched in 2007 a vast campaign hinging on two initiatives:
- Michelin Safety Club, a short weekly TV program presented by the Michelin Man offers road safety information and advice.
- Michelin Safety Brochure, featuring information and advice on road safety, is distributed to Michelin personnel in China, to Shanghai, Beijing and Shenyang driving schools, and to Chinese consumers through Michelin's retailers.

● Europe: New Truck Tire Advertising Campaign on Fuel Savings

Following its 2006 Michelin A2 Energy Challenge aimed at making truck drivers more aware of the role played by tires in optimizing fuel efficiency, in 2007, the Group focused on proving that the MICHELIN brand enjoys superior credibility in fulfilling its fuel saving promise. A vast advertising campaign was therefore launched, involving:
- the "Saga" press campaign, to detail the benefits of the Michelin Energy range, explain the four lives of Michelin tires in terms of fuel savings over time, and the added value of an expert sales force supported by Michelin's dealer partners,
- the www.michelintransport.com/economiedecarburant website on fuel savings was launched
- a press visit in June 2007 to the Ladoux (France) Research and Technology Center attended by some 70 European journalists.

● Challenge Bibendum

The ninth edition of Challenge Bibendum was held in China, a country that was chosen for the second time in three years. On November 14-17, 2007 Challenge Bibendum brought together in Shanghai all the road transportation players around a shared objective: promote sustainable road mobility solutions.

Some 10 roundtables were held with world class experts from all walks of life (academics, energy suppliers, politicians and automotive manufacturers) covering a full range of issues from ways of curbing CO_2 emissions to the politics of urban traffic organization.

In addition to plenary sessions and exhibitions, Challenge Bibendum provided a real-life testing ground for the latest theories. Technical tests were carried out at a rally in which 80 vehicles of all types presented new technologies: they served to measure vehicle emissions in real driving conditions (pollutants, noise and carbon dioxide), energy consumption, emergency braking distance as well as acceleration and handling.

Michelin's Hy-Light 2 hydro-powered fuel cell car received a special prize for its 450km range and 145km/h top speed.

For more information, please visit the www.challengebibendum.com website

必比登挑战赛
2007 中国·上海
CHALLENGE
BIBENDUM
2007 SHANGHAI·CHINA


146

FINANCE

Michelin issued bonds convertible into new or existing shares

In March 2007, Michelin Group issued close to EUR 700 million worth of OCEANE-type bonds convertible into new or existing shares with full allocation of the surplus demand option.
The unit value of the OCEANE bonds amounted to a 40% issue premium compared to the Michelin share reference price. The zero coupon bonds will be redeemed in 2017 at a price of EUR 139.57 (excluding early redemption or conversion), and post a 3.07% annual actuarial yield.
The transaction will be used to cater to the company's general corporate purposes, diversify its sources of funding, lengthen the average maturity of its debt and lower its finance costs.

Standard and Poor's upgraded Michelin's rating

On August 3, 2007, Standard & Poor's revised its Group outlook to stable from negative. At the same time, Standard & Poor's raised Michelin Group's short-term corporate credit rating to 'A-2' and affirmed its 'BBB' long-term corporate credit rating. Standard & Poor's indicated that "Michelin will continue to gradually improve its profitability and cash flow generation, thanks to the effect of the cost reduction measures and capacity improvements started in the past two years".

Price increases

In 2007 Michelin announced several rounds of price increases:

Passenger Car and Light Truck	Truck and bus	Specialty tires
● + 5.5% on average in **Japan** for summer tires, effective February 1, 2007 ● + 5.5% for Winter tires (RT) in **Japan**, from April 1, 2007 ● + 5% on average in **Japan** for summer tires, effective March 1, 2008 ● + 7% in the **United States** effective March 3, 2008	● + 8% on average in **Japan** for summer tires, effective April 1, 2007 ● + 8% for Winter tires (RT) in **Japan**, from April 1, 2007 ● + 3%-+ 5% in Europe (RT) in the course of the 1st quarter 2007 ● Up to 4%, for Michelin and BFGoodrich in the **United States**, effective June 1, 2007 ● Up to 6%, in the **United States**, for the Michelin and BFGoodrich replacement tires, + 4% for MRT treads, effective January 1, 2008 ● + 7% on average in **Japan** for summer tires, effective March 1, 2008	● + 10% on average for Earthmover tires in **Japan**, effective January 1, 2007 ● + 3% on average for Agricultural tires in **Japan**, effective January 1, 2007 ● 3.5% - 6% for Agricultural tires in the **United States** and **Canada**, effective January 1, 2007 ● + 2 - 4% in **Europe**, for motorcycle tires during the first half 2007 ● + 3% on average, in the **United States** and **Canada** for the Michelin, BFGoodrich, Kleber and Taurus agricultural tire brands effective July 1, 2007 ● + 8%, in the **United States** and **Canada** for the motorcycle, scooter and bicycle Replacement tires, effective January 1, 2008 ● + 7% on average in the **United States** for Agricultural tires, effective January 1, 2008 ● + 3% in the **United States** and **Mexico** for Earthmover tires, effective February 1, 2008 ● + 3% in **Japan** for agricultural tires, effective February 1, 2008 ● + 8% on average in **Japan** for Earthmover tires, effective March 1, 2008

MICHELIN AND ITS SHAREHOLDERS

The Annual Shareholders Meeting Appointed two New Managing Partners

At the Joint Shareholders Meeting of Compagnie Générale des Etablissements Michelin held on May 11, 2007 at Clermont-Ferrand, the Group's Managing Partner, Mr Michel Rollier, submitted to the Shareholders vote a resolution on corporate governance. Mr Rollier stated that he wished "that the Group's management be enlarged to Non-General Managing Partners to guarantee the sustainability as well as collegial nature of its management".

All 18 resolutions were approved by a wide majority and CGEM's bylaws were amended accordingly. Mr Didier Miraton, Head of the Group's Research and Development and Industrial Performance and Mr Jean-Dominique Senard, Chief Financial Officer, were appointed Non-General Managing Partners.

New Issue of the *Shareholder's Guide*

The 2007 issue of the Shareholder's Guide was published in April. The Guide is designed to cater to individual shareholder requirements. Its format and contents are user-friendly with a summary of the Group's Annual Report and practical information including shareholder contact directions and the date of the principal shareholders meetings.

Michelin received the Best Annual Report prize

On October 18, 2007, Michelin received the Best Annual Report 2006 prize in the CAC 40 category during a function organized by two of France's foremost financial newspapers: la Vie Financière and Les Echos. To quote Mr Carlos Ghosn, who chaired the jury, Michelin's report was rewarded for four principal qualities: "the Group's business and environment review; the background information based on multiple and documented forecasts; the shareholder focus through a comprehensive shareholder booklet, overall clarity and liveliness, which are quite an achievement in financial communication".



MICHELIN

Performance and Responsibility

2007 Michelin North America Supplement


MICHELIN
A better way forward



Our Commitment to Responsible Performance

From our beginnings in 1889, Michelin's worldwide mission has been to contribute to the progress of the mobility of people and goods, and beyond that, responsible development to help ensure the long-term growth of the company while searching for answers to the issues facing society. Implementing the Michelin Performance and Responsibility (PRM) approach has enabled us to make great strides in balancing these ambitions.

We at Michelin North America fully endorse this mission and carry it out by having all of our employees fulfill our responsibilities and meet the expectations of those we serve.

We remain true to Michelin's five core values in our daily actions and decisions:

Respect for Customers
Respect for People
Respect for Shareholders
Respect for the Environment
Respect for Facts

This brochure shares concrete examples of how Michelin's mission, values and commitment to sustainable development contribute to our success in North America. Indeed, our customers, employees and shareholders recognize and appreciate all these results as they exemplify the company's long-term stability. And we have been able to achieve them in a balanced manner while sustaining a sound economic performance.

Jim Micali

Jim Micali
Chairman and President
Michelin North America, Inc.

Responsible Performance of Our Products and Services



Travel and transportation of goods are fundamental to human and economic development. For more than a century, Michelin has guided the tire industry in bringing better mobility to our customers through products that are safe, innovative and energy efficient. Some key Michelin advances in 2006 and 2007 include:

Improving Fuel Efficiency


SmartWay
Transport Partnership

Michelin has worked closely with the U.S. Environmental Protection Agency (EPA)'s SmartWay® program, which recognizes dual or wide-single commercial truck tires with low rolling resistance. The EPA honored Michelin with a 2007 SmartWay Excellence Award. One SmartWay shipper recently attributed his certification to our truck tires for the fuel efficiency they offer. Michelin is the only tire manufacturer to qualify new generation wide-single tires (the X One®) and to have more than one fuel-efficient product offering for each truck axle in the SmartWay truck fleet initiative.

Helping Farmers with Innovative Products

Michelin North America in 2007 launched Ultraflex® Technology in its AxioBib® tires.



This product was recognized with an innovation award by *Farm Industry News*. Ultraflex Technology offers better mobility by minimizing soil compaction, improving fuel efficiency and the flexibility to run high horsepower four-wheel-drive tractors at inflation pressures that are as much as 20 percent lower than standard radials.



Offering More Miles

In 2007, Michelin launched the new Primacy™ MXV4® performance touring tire. The tire offers an exceptional ride and longevity, coming with a 60,000-mile warranty for both H- and V-speed ratings. The tire also offers an advantage for our customers—the tire's innovative tread design incorporates "active sipes" that alternately lock together and open as needed to provide better grip and handling on the road.

Making Travel Easier

Michelin North America helps improve personal and commercial mobility with maps and travel guides. Our Maps and Guides portfolio is growing. Available in stores in the fall of 2007: the inaugural *Michelin Guide Las Vegas 2008* and *Michelin Guide Los Angeles 2008* as well as the 2008 editions of the *Michelin Guide New York City* and the *Michelin Guide San Francisco, Bay Area & Wine Country*.





Safety Training for Our Customers

Our earthmover tires are the largest tires in the world; some of them are more than 13 feet tall! Because of their size and weight, Michelin's earthmover tire team developed a specialized safety training program. Certified trainers give tips on tire inflation and tire maintenance and explain the best safety practices to managers, maintenance personnel, equipment operators and support staff of Michelin's earthmover customers.



Quality of Worklife and Diversity Within Our Teams

People are Michelin North America's greatest strength. A continuous commitment to employee safety, fire prevention, training and personal development helps build a positive company culture and environment that puts into action our value of respect for people.

Our Manufacturing Performance

Michelin North America is continually perfecting the "Michelin Manufacturing Way" (MMW), the company's process for assuring continuous industrial productivity improvements in a responsible fashion. The MMW process guarantees our continued industrial excellence in productivity, safety, ergonomics, quality and environmental performance. Developing our people through industrial professional training schools is integral to the method.

Improving Workplace Safety



Michelin North America is on track to again reduce the frequency of accidents and the number of days lost to accidents to the lowest levels in more than five years. Employee involvement is fundamental to our manufacturing facilities' success. Our goal is to continuously improve our safety by ensuring that every employee participates in safety improvement activities each month. In 2007, the Rubber Manufacturers Association recognized four of our U.S. plants with safety awards for their achievements in reducing lost-time accidents.

Playing an Important Role in Fire Prevention



Michelin North America received a U.S. award two years in a row—in 2006 and 2007—from the National Fire Protection Association (NFPA) for our efforts in implementing fire safety activities and education at all of our facilities. The award highlights the important fire safety role played by our industrial and commercial organizations in their communities.



Recognition by the AARP

The American Association of Retired Persons (AARP) recognized Michelin North America as one of the U.S. "50 Best Employers for Workers Over 50" in 2007. More than one-third of the company's U.S. employees are over 50. Michelin also received this recognition in 2005.

Training and People Development

Professional development is an important part of an employee's life at Michelin. Individual employees are given a wide range of training opportunities to assist them in their jobs. Development involves providing resources to managers to ensure they have the right coaching skills to help their employees. In 2006, Michelin provided more than 1.4 million hours of training to North American employees.



Diversity Management Progress

Michelin North America has made significant progress by developing diversity management training and integrating diversity management into key business processes of the company. Many of our senior executives are graduates of the Diversity Leadership Academy, which was established by a partnership between Michelin and Furman University's Riley Institute (Greenville, S.C.).



Supplier Diversity
Michelin North America recognizes the importance of including minority and women-owned suppliers in its procurement of products and services. In fact, the company has more than 375 diverse suppliers. In 2007, Michelin received the "Golden Eagle" award from the American Indian Chamber of Commerce of South Carolina, which recognized the company for establishing a successful relationship with a Native American-owned parts supplier.

Sustainable Mobility

The increase in the mobility of goods and people is a global issue in which Michelin is actively contributing to road transportation and exhibiting leadership on a worldwide level. The company recognizes that in order to be more sustainable, Michelin and other companies must respond to the widespread need for safer, more accessible transportation that has a reduced impact on the environment. Some recent progress includes:

Challenge Bibendum
Michelin hosts this international forum for sustainable mobility to encourage innovation and solutions to address energy, environment, and safety challenges posed by road transportation. Michelin hosted the first Challenge Bibendum in 1998, and the 2007 event is scheduled for November in China. Each Challenge Bibendum displays the latest in clean car technology with vehicles powered by alternative fuels and advanced power trains.



Inflation Stations and Pressure Patrols
Michelin North America is partnering with the South Carolina Department of Transportation to install inflation stations at rest areas so motorists can ensure proper tire inflation while traveling. In parallel, Michelin, in collaboration with several transportation, law enforcement and travel organizations, sets up pressure patrols five times a year at rest stops in North and South Carolina. Out of almost 4,000 vehicles whose tires were measured from November 2004 to August 2007, 20 percent of them had at least one tire underinflated by 8 pounds per square inch (psi) or more.

Driving America's Safety
Michelin North America's "Driving America's Safety" program provides the public an opportunity to play a role in helping keep emergency vehicles safe by nominating a local first responder to receive a new set of Michelin tires. The program also involves providing tools and information designed to improve road safety, including tire maintenance tips and tire rotation reminders. Information about this program and Michelin's efforts to help make cars more fuel-efficient and safer can be found at http://www.michelinman.com/forward.



Community Relations

Michelin North America is an active participant in the communities in which its facilities are based and employees reside. The company is dedicated to initiatives that promote safety and road mobility, education and training, and assistance to families and young people through social and charitable programs.

Supporting the United Way


United Way

Michelin, through its employee contributions and corporate match, gave more than $1.2 million to United Way agencies throughout North America in 2006. In Greenville County, South Carolina, home of Michelin North America's headquarters, our company was recognized with a special leadership award for having the largest workplace campaign in Greenville County in 2006.

Michelin Development in Ontario, Canada

The Michelin Development program was established in 2006 to create jobs and stimulate growth in the greater Waterloo Region in Ontario, Canada. The program has already secured seven loans totaling nearly $1.9 million for entrepreneurs and start-up companies to help generate sustainable jobs within the community.



Safety First

In all of our communities, it is important that first responders—police officers, firefighters and paramedics—have safety training. Michelin has partnered with Clemson University in South Carolina to offer a program to first responders at Michelin North America's test tracks in Laurens, S.C. This practical training takes into account that these first responders may be driving at extreme speeds.



Michelin Employees in Action

Our employees are dedicated to helping those in need in their local communities. In 2006, our employees contributed more than 31,000 hours of volunteer time to Michelin communities in North America. Our company's support includes coordinating volunteer projects for United Way agencies. In addition, other events supported by volunteers include the HeartWalk to benefit the American Heart Association and WalkAmerica to benefit the March of Dimes.

Junior Bike Safety in Nova Scotia



More than 300 children across Nova Scotia participated in the Michelin Junior bike events held in summer 2007. These first-ever events for Michelin North America were hosted by each of the manufacturing facilities in Pictou County, Bridgewater and Waterville. At the events, children were fitted with new helmets and had their bikes inspected at a garage tent hosted by a local cycling shop or club. Children had their bike tires inflated, seats adjusted and bolts tightened—all to promote a summer of safe cycling.

Michelin Mexico Volunteers Help Students Stay in School



A number of employees from Michelin North America's facilities in Mexico volunteer their time in the Lazos program, which seeks support from private institutions and individuals to benefit schools. Michelin employees offer financial support to one or more children for their education and develop mentoring relationships with them.

Environmental Management of Our Sites

Respect for the Environment is a Michelin core value in which the company seeks to exercise environmental stewardship:

The Michelin Environmental Footprint

In 2006, Michelin developed an indicator to measure environmental performance, the Michelin Environmental Footprint (MEF). The MEF is an aggregate of environmental indicators made up of water and energy consumption, carbon dioxide and volatile organic compound (VOC) emissions, as well as waste generation and treatment. Using the MEF allows Michelin to "track continuous improvements" across these six most pertinent dimensions of environmental impact. Our target is to reduce the MEF 20 percent by 2011, and we are more than halfway toward our goal.

MEF
CONSUMPTION OF RESOURCES — ENERGY / WATER
AIR EMISSIONS — CO_2 / VOCs
WASTE — QTY GENERATED / QTY RECYCLED

Reducing Air Emissions

As part of its effort to reduce the environmental footprint, Michelin North America is committed to reducing VOCs; through mid-year 2007, the company has reduced its VOC emissions by 15 percent over the previous year. Michelin is reducing VOC consumption by systematically eliminating reliance on VOCs in critical steps of manufacturing processes.

Tracking Performance

Every qualifying Michelin facility has been accepted into the Environmental Protection Agency's Performance Track program. Already, several of our facilities have exceeded their commitments to this program through reduction of energy and electricity use and the amount of waste sent to landfill.

ISO 14001 Certification

All of Michelin North America's manufacturing facilities have implemented the Michelin Environmental Management System and have achieved ISO 14001-certification, a standard of excellence in environmental management. Every tire we produce in North America is made in an ISO 14001-certified facility.

End-of-Life Tires


MICHELIN

Michelin promotes environmentally sound end-of-life tire management, recycling, reutilization and disposal of our products. By finding ways to put old tires to new uses, we are helping to reduce the environmental impact of our tires and creating environmentally friendly products.

Retreading



Michelin has found ways to make longer-lasting, fuel-efficient heavy truck tires for our customers. We can retread each casing (the inner portion of the tire on which the tread is applied) two or three times, for about 700,000 miles or more of service. We achieve this durability through a superior inspection and retreading process.

Recycling

Michelin has taken a leadership position in the Rubber Manufacturers Association to promote scrap tire recycling. Thanks to these collaborative efforts in our industry, tires are the leading recycled product in North America, and more than 87 percent of new tires in the United States are recycled. End-of-life tires are used in products such as tire-derived fuel, construction projects, mulch for playgrounds and surfaces for athletic and recreational fields.



Printed on recycled paper.



MICHELIN
Performance and Responsibility

To fully understand our approach, we recommend that you read the Michelin Performance and Responsibility Charter *and the* Michelin Performance and Responsibility 2005-2006 Report. The 2006 Michelin Annual Report *also includes a wealth of social and environmental information. These documents are available online at www.michelin.com.*

For more information, please contact:
David Griffin
Vice President of Environment, Health and Safety

For media inquiries, please contact:
Lynn Mann
Director of Public Relations
(864) 458-4698

Michelin North America, Inc.
One Parkway South
Greenville, SC 29615

END


MICHELIN
A better way forward